

Semiannual Report

MARCH 31, 2017

	Class A	Class C	Class E	Ticker Class I	Class N	Class R	Class Y
IVY FUNDS							
Ivy Apollo Multi-Asset Income Fund	IMAAX	IMACX		IMAIX	IMURX		IMAYX
Ivy Apollo Strategic Income Fund	IAPOX	ICPOX		IIPOX	IRPOX		IYPOX
Ivy California Municipal High Income Fund	IMHAX	IMHCX		IMHIX			IMHYX
Ivy IG International Small Cap Fund	IVJAX	IVJCX		IVJIX	IVJRX		IVJYX
Ivy Pictet Emerging Markets Local Currency Debt Fund	IECAX	IECCX	IECEX	IECIX	IMMCX	IECRX	IECYX
Ivy Pictet Targeted Return Bond Fund	IRBAX	IRBCX		IRBIX	IRBRX		IRBYX

CONTENTS

MARCH 31, 2017 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

Across the six months since our last report, investors endured concerns about global economic growth, the level of interest rates, fluctuation in oil prices and the outcome of the U.S. presidential election. Following that election in November 2016, the domestic equity markets rose sharply and the bond markets saw a slight rise, with both trends carrying into early 2017. See the table for a comparison in some common market metrics over the last six months.

Many investors may be unsettled by the prospect that continued change — in leadership of key countries around the world, in government policy, in interest rate levels — will contribute to market volatility and general uncertainty. While that may be true at times, we believe it is important to stay focused on the fundamentals and merits of sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While government policies can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

By the end of March 2017, the U.S. economy remained fundamentally sound. The U.S. remains a relative bright spot in the world, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market.

The Federal Reserve raised interest rates slightly in December 2016 and again in March 2017, with an indication that two more increases may be executed in 2017. We believe that job growth and inflation will be the most important determinants in the direction of long-term central bank policy. Overseas, the European Central Bank and Bank of Japan continue to evaluate their policies, as both areas are seeing only slight economic growth.

China, in the face of economic softening in late 2015, turned toward more aggressive stimulus. Given recent economic improvement, authorities have tightened liquidity within the financial system while fiscal stimulus has continued. We believe economic growth in China is likely to hold steady, which should support broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	3/31/2017	9/30/2016
S&P 500 Index	2,362.72	2,168.27
MSCI EAFE Index	1,792.98	1,701.69
10-Year Treasury Yield	2.40%	1.60%
U.S. unemployment rate	4.5%	4.9%
30-year fixed mortgage rate	4.14%	3.42%
Oil price per barrel	$ 50.60	$ 48.24

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2017.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund

account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Fund	Beginning Account Value 9-30-16	Ending Account Value 3-31-17	Expenses Paid During Period*	Beginning Account Value 9-30-16	Ending Account Value 3-31-17	Expenses Paid During Period*	
Ivy Apollo Multi-Asset Income Fund							
Class A	$1,000	$1,028.10	$6.59	$1,000	$1,018.46	$6.56	1.30%
Class C	$1,000	$1,023.20	$10.12	$1,000	$1,014.91	$10.07	2.01%
Class I	$1,000	$1,028.80	$4.97	$1,000	$1,020.01	$4.95	0.99%
Class N****	$1,000	$1,029.70	$4.26	$1,000	$1,020.74	$4.24	0.84%
Class Y	$1,000	$1,028.30	$6.29	$1,000	$1,018.75	$6.26	1.24%

See footnotes on page 6.

ILLUSTRATION OF FUND EXPENSES

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 9-30-16	Actual[1] Ending Account Value 3-31-17	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-16	Hypothetical[2] Ending Account Value 3-31-17	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Apollo Strategic Income Fund							
Class A	$1,000	$1,018.60	$5.75	$1,000	$1,019.20	$5.75	1.15%
Class C	$1,000	$1,015.10	$9.27	$1,000	$1,015.72	$9.27	1.85%
Class I	$1,000	$1,020.10	$4.24	$1,000	$1,020.70	$4.24	0.85%
Class N****	$1,000	$1,020.20	$4.14	$1,000	$1,020.82	$4.14	0.82%
Class Y	$1,000	$1,018.90	$5.55	$1,000	$1,019.45	$5.55	1.10%
Ivy California Municipal High Income Fund**							
Class A	$1,000	$992.60	$3.69	$1,000	$1,021.21	$3.74	0.75%
Class C	$1,000	$988.80	$7.46	$1,000	$1,017.38	$7.67	1.52%
Class I	$1,000	$993.50	$2.79	$1,000	$1,022.12	$2.83	0.57%
Class Y	$1,000	$992.60	$3.69	$1,000	$1,021.20	$3.74	0.75%
Ivy IG International Small Cap Fund***							
Class A	$1,000	$1,035.00	$3.26	$1,000	$1,017.80	$7.16	1.43%
Class C	$1,000	$1,033.00	$4.88	$1,000	$1,014.16	$10.88	2.16%
Class I	$1,000	$1,035.00	$2.54	$1,000	$1,019.28	$5.75	1.14%
Class N****	$1,000	$1,035.00	$2.54	$1,000	$1,019.23	$5.75	1.14%
Class Y	$1,000	$1,035.00	$3.26	$1,000	$1,017.80	$7.16	1.43%
Ivy Pictet Emerging Markets Local Currency Debt Fund							
Class A	$1,000	$984.80	$6.15	$1,000	$1,018.70	$6.26	1.25%
Class C	$1,000	$981.30	$9.91	$1,000	$1,014.97	$10.07	2.00%
Class E	$1,000	$984.80	$6.15	$1,000	$1,018.73	$6.26	1.25%
Class I	$1,000	$985.90	$4.96	$1,000	$1,019.95	$5.05	1.00%
Class N****	$1,000	$987.00	$4.97	$1,000	$1,019.95	$5.05	1.00%
Class R	$1,000	$983.60	$7.44	$1,000	$1,017.46	$7.57	1.50%
Class Y	$1,000	$985.90	$6.16	$1,000	$1,018.70	$6.26	1.25%
Ivy Pictet Targeted Return Bond Fund							
Class A	$1,000	$999.00	$6.20	$1,000	$1,018.70	$6.26	1.25%[3]
Class C	$1,000	$994.60	$9.47	$1,000	$1,015.38	$9.57	1.91%[4]
Class I	$1,000	$999.30	$5.00	$1,000	$1,019.95	$5.05	1.00%[5]
Class N****	$1,000	$999.50	$4.30	$1,000	$1,020.60	$4.34	0.87%[6]
Class Y	$1,000	$997.70	$6.19	$1,000	$1,018.70	$6.26	1.25%[7]

See footnotes on page 6.

(UNAUDITED)

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2017, and divided by 365.

**Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 180 days in the six-month period ended March 31, 2017, and divided by 365. Actual inception date of the Fund is 10-3-16 (the date on which shares were first acquired by shareholders).

***Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 81 days in the six-month period ended March 31, 2017, and divided by 365. Actual inception date of the Fund is 1-10-17 (the date on which shares were first acquired by shareholders).

****Effective March 3, 2017 Class R6 has been renamed Class N.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized expense ratio based on the period excluding offering cost was 1.19%.

(4)Annualized expense ratio based on the period excluding offering cost was 1.85%.

(5)Annualized expense ratio based on the period excluding offering cost was 0.94%.

(6)Annualized expense ratio based on the period excluding offering cost was 0.81%.

(7)Annualized expense ratio based on the period excluding offering cost was 1.19%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	49.5%
Real Estate	9.3%
Financials	7.2%
Energy	5.2%
Health Care	5.1%
Consumer Staples	5.1%
Industrials	4.5%
Information Technology	4.2%
Consumer Discretionary	3.6%
Utilities	2.3%
Telecommunication Services	1.6%
Materials	1.4%
Bonds	39.1%
Corporate Debt Securities	23.1%
Loans	13.5%
Mortgage-Backed Securities	1.3%
Asset-Backed Securities	1.1%
Other Government Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	11.4%

Country Weightings

North America	55.2%
United States	52.1%
Other North America	3.1%
Europe	26.5%
United Kingdom	9.1%
France	5.7%
Other Europe	11.7%
Pacific Basin	6.0%
Bahamas/Caribbean	0.5%
South America	0.3%
Other	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	11.4%

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Moderate Funds	Rank	Percentile
1 Year	472/586	81

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Total S.A.	France	Energy	Integrated Oil & Gas
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
iShares iBoxx $ High Yield Corporate Bond ETF	United States	Financials	Registered Investment Companies
Chevron Corp.	United States	Energy	Integrated Oil & Gas
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Wells Fargo & Co.	United States	Financials	Diversified Banks
Merck & Co., Inc.	United States	Health Care	Pharmaceuticals
Unilever N.V., Certicaaten Van Aandelen	Netherlands	Consumer Staples	Personal Products

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 0.9%		
UBM plc (A)	242	$ 2,314
WPP Group plc (A)	117	2,569
		4,883
Automobile Manufacturers – 0.5%		
Fuji Heavy Industries Ltd. (A)	72	2,630
Cable & Satellite – 0.0%		
Altice N.V., Class A (A)(B)	9	203
Footwear – 0.6%		
ANTA Sports Products Ltd. (A)	1,246	3,447
Home Improvement Retail – 0.6%		
Home Depot, Inc. (The)	23	3,312
Homebuilding – 0.4%		
Bellway plc (A)	68	2,295
Tires & Rubber – 0.6%		
Bridgestone Corp. (A)	78	3,135
Total Consumer Discretionary – 3.6%		19,905
Consumer Staples		
Distillers & Vintners – 0.6%		
Diageo plc (A)	109	3,130
Food Retail – 0.5%		
Casino Guichard Perrachon S.A. (A)	51	2,826
Household Products – 0.4%		
Reckitt Benckiser Group plc (A)	26	2,331
Packaged Foods & Meats – 0.9%		
Marine Harvest ASA (A)	336	5,126
Personal Products – 1.0%		
Unilever N.V., Certicaaten Van Aandelen (A)	105	5,196
Soft Drinks – 0.4%		
PepsiCo, Inc.	21	2,343
Tobacco – 1.3%		
Altria Group, Inc.	66	4,727
Imperial Tobacco Group plc (A)	60	2,923
		7,650
Total Consumer Staples – 5.1%		28,602
Energy		
Integrated Oil & Gas – 4.6%		
Chevron Corp.	57	6,106
PJSC LUKOIL ADR (A)	84	4,427
Royal Dutch Shell plc, Class A (A)	278	7,293
Total S.A. (A)	138	6,995
		24,821

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation – 0.6%		
Inter Pipeline Ltd. (A)	151	$ 3,187
Total Energy – 5.2%		28,008
Financials		
Diversified Banks – 4.9%		
Bank of Montreal (A)	45	3,347
BNP Paribas S.A. (A)	37	2,463
BOC Hong Kong (Holdings) Ltd. (A)	820	3,349
HSBC Holdings plc (A)	436	3,556
ING Groep N.V., Certicaaten Van Aandelen (A)	276	4,173
Royal Bank of Canada (A)	46	3,315
Societe Generale S.A. (A)	22	1,093
Wells Fargo & Co.	99	5,490
		26,786
Life & Health Insurance – 0.4%		
Prudential plc (A)	113	2,397
Multi-Line Insurance – 0.3%		
Axa S.A. (A)	69	1,776
Registered Investment Companies – 1.1%		
iShares iBoxx $ High Yield Corporate Bond ETF	72	6,357
Thrifts & Mortgage Finance – 0.5%		
Indiabulls Housing Finance Ltd. (A)	200	3,080
Total Financials – 7.2%		40,396
Health Care		
Pharmaceuticals – 5.1%		
AstraZeneca plc (A)	18	1,134
Bayer AG (A)	25	2,825
Eli Lilly and Co.	40	3,375
Johnson & Johnson	44	5,498
Merck & Co., Inc. (C)	85	5,383
Pfizer, Inc.	194	6,645
Roche Holdings AG, Genusscheine (A)	18	4,502
		29,362
Total Health Care – 5.1%		29,362
Industrials		
Aerospace & Defense – 1.2%		
BAE Systems plc (A)	442	3,556
Lockheed Martin Corp.	12	3,333
		6,889
Building Products – 0.3%		
Compagnie de Saint-Gobain (A)	35	1,792
Construction & Engineering – 0.7%		
Vinci (A)	50	3,941
Electrical Components & Equipment – 1.1%		
Eaton Corp.	43	3,171

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment (Continued)		
Schneider Electric S.A. (A)	39	$ 2,846
		6,017
Industrial Conglomerates – 0.8%		
Koninklijke Philips Electronics N.V., Ordinary Shares (A)	77	2,459
Siemens AG (A)	17	2,325
		4,784
Industrial Machinery – 0.4%		
IMI plc (A)	143	2,144
Total Industrials – 4.5%		25,567
Information Technology		
Communications Equipment – 0.6%		
Cisco Systems, Inc.	108	3,654
Semiconductors – 2.0%		
Analog Devices, Inc.	54	4,409
Cypress Semiconductor Corp.	247	3,402
Texas Instruments, Inc.	43	3,455
		11,266
Systems Software – 1.6%		
Microsoft Corp.	133	8,754
Total Information Technology – 4.2%		23,674
Materials		
Construction Materials – 0.4%		
CRH plc (A)	67	2,359
Diversified Metals & Mining – 0.4%		
Rio Tinto plc (A)	54	2,157
Paper Products – 0.6%		
Mondi plc (A)	143	3,458
Total Materials – 1.4%		7,974
Real Estate		
Diversified Real Estate Activities – 1.3%		
CapitaLand Ltd. (A)	125	324
Heiwa Real Estate Co. Ltd. (A)	32	450
Mitsubishi Estate Co. Ltd. (A)	123	2,243
Mitsui Fudosan Co. Ltd. (A)	109	2,325
Sun Hung Kai Properties Ltd. (A)	166	2,439
		7,781
Diversified REITs – 1.0%		
Canadian REIT (A)	5	175
Gecina (A)	3	462
GPT Group (A)	95	374
H&R Real Estate Investment Trust (A)	10	166
Ichigo Hotel Investment Corp. (A)	—*	158
Kenedix Office Investment Corp. (A)	—*	324
Land Securities Group plc (A)	99	1,316

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Diversified REITs (Continued)		
LondonMetric Property plc (A)	140	$ 280
Merlin Properties Socimi S.A. (A)	23	253
Mirvac Group (A)	309	518
NSI N.V. (A)	31	128
Spirit Realty Capital, Inc.	49	496
Tokyu, Inc. (A)	—*	322
VEREIT, Inc.	58	495
		5,467
Health Care REITs – 0.5%		
Assura plc (A)	81	59
Ventas, Inc.	10	638
Welltower, Inc.	31	2,191
		2,888
Hotel & Resort REITs – 0.3%		
LaSalle Hotel Properties	24	688
Park Hotels & Resorts, Inc.	15	397
RLJ Lodging Trust	24	557
		1,642
Industrial REITs – 0.2%		
Duke Realty Corp.	23	610
ProLogis, Inc.	10	543
Warehouses De Pauw Comm. VA/SCA (A)	1	129
		1,282
Office REITs – 1.2%		
Allied Properties (A)	5	128
alstria office AG (A)	29	355
Axiare Patrimonio SOCIMI S.A. (A)	10	152
Boston Properties, Inc.	12	1,630
CapitaCommercial Trust (A)	137	152
Corporate Office Properties Trust	9	285
Daiwa Office Investment Corp. (A)	—*	291
Derwent London plc (A)	23	822
Global One Corp. (A)	—*	127
Great Portland Estates plc (A)	40	327
Paramount Group, Inc.	27	434
SL Green Realty Corp.	8	830
Vornado Realty Trust	15	1,535
		7,068
Real Estate Operating Companies – 0.9%		
Ado Properties S.A. (A)	6	212
AEON Mall Co. Ltd. (A)	18	286
Buwog AG (A)	6	146
Deutsche EuroShop AG (A)	5	192
Entra ASA (A)	16	178
Fabege AB (A)	13	209
First Capital Realty, Inc. (A)	10	157
Global Logistic Properties Ltd. (A)	15	30
Hongkong Land Holdings Ltd. (A)	113	868
Hufvudstaden AB (A)	2	36
Kungsleden AB (A)	30	172
LEG Immobilien AG (A)	5	435
PSP Swiss Property Ltd., Registered Shares (A)	4	319
Swire Properties Ltd. (A)	304	975
Vonovia SE (A)	20	705
		4,920

COMMON STOCKS (Continued)	Shares	Value
Residential REITs – 1.1%		
American Campus Communities, Inc.	15	$ 716
AvalonBay Communities, Inc.	9	1,729
Camden Property Trust	15	1,189
Canadian Apartment Properties REIT (A)	4	89
Equity Residential	39	2,414
		6,137
Retail REITs – 1.9%		
Brixmor Property Group, Inc.	31	664
Federal Realty Investment Trust	5	653
General Growth Properties, Inc.	36	841
Hammerson plc (A)	32	226
Regency Centers Corp.	9	604
RioCan (A)	7	140
Scentre Group (A)	290	951
Shaftesbury plc (A)	20	226
Simon Property Group, Inc.	20	3,476
Taubman Centers, Inc.	8	497
Unibail-Rodamco (A)	7	1,546
Vastned Retail N.V. (A)	4	147
Westfield Corp. (A)	157	1,067
		11,038
Specialized REITs – 0.9%		
American Tower Corp., Class A	7	815
Big Yellow Group plc (A)	29	266
Crown Castle International Corp.	6	605
CubeSmart	34	883
DuPont Fabros Technology, Inc.	7	340
Equinix, Inc.	1	545
Life Storage, Inc.	7	540
Public Storage, Inc.	5	1,155
		5,149
Total Real Estate – 9.3%		53,372
Telecommunication Services		
Integrated Telecommunication Services – 1.6%		
AT&T, Inc.	80	3,311
Nippon Telegraph and Telephone Corp. (A)	53	2,249
Orange S.A. (A)	222	3,443
		9,003
Total Telecommunication Services – 1.6%		9,003
Utilities		
Electric Utilities – 1.7%		
ENEL S.p.A. (A)	935	4,404
Iberdrola S.A. (A)	670	4,791
		9,195
Multi-Utilities – 0.6%		
National Grid plc (A)	281	3,574
Total Utilities – 2.3%		12,769
TOTAL COMMON STOCKS – 49.5%		$278,632
(Cost: $262,175)		

PREFERRED STOCKS	Shares	Value
Consumer Staples		
Agricultural Products – 0.0%		
Pinnacle Agriculture Enterprises LLC (B)(D)(E)	233	$ 106
Total Consumer Staples – 0.0%		106
TOTAL PREFERRED STOCKS – 0.0%		$ 106
(Cost: $106)		

ASSET-BACKED SECURITIES	Principal	
Adams Mill CLO Ltd., Series 2014-1A, Class D1 (3-Month U.S. LIBOR plus 350 bps), 4.523%, 7–15–26 (F)(G)	$ 600	591
Anchorage Credit Funding Ltd., Series 2015-2A, Class D, 7.300%, 1–25–31 (F)	600	597
Guggenheim 1828 CLO LLC, Series 2016-1A (3-Month U.S. LIBOR plus 700 bps), 7.679%, 4–15–28 (F)(G)	600	603
Marathon CLO Ltd. and Marathon CLO LLC, Series 2015-8A, Class C (3-Month U.S. LIBOR plus 405 bps), 5.074%, 7–18–27 (F)(G)	600	586
NRZ Excess Spread Collateralized Notes, Series 2016-PLS2, 5.683%, 7–25–21 (F)	1,235	1,236
NZCG Funding Ltd., Series 2015-2A, Class D (3-Month U.S. LIBOR plus 630 bps), 7.337%, 4–27–27 (F)(G)	470	468
OZLM Ltd., Series 2015-12A (3-Month U.S. LIBOR plus 370 bps), 4.739%, 4–30–27 (F)(G)	600	598
Seven Sticks CLO Ltd., Series 2016-1A (3-Month U.S. LIBOR plus 760 bps), 8.454%, 7–15–28 (F)(G)	600	602
Sound Point CLO Ltd., Series 2016-2A, Class D (3-Month U.S. LIBOR plus 425 bps), 5.280%, 10–20–28 (F)(G)	400	401
TIAA Churchill Middle Market CLO I Ltd., Series 2016-1A, Class D (3-Month U.S. LIBOR plus 540 bps), 6.201%, 10–20–28 (F)(G)	750	748
TOTAL ASSET-BACKED SECURITIES – 1.1%		$6,430
(Cost: $6,329)		

CORPORATE DEBT SECURITIES		
Consumer Discretionary		
Advertising – 0.1%		
Acosta, Inc., 7.750%, 10–1–22 (F)	250	212
Lamar Media Corp., 5.375%, 1–15–24	250	258
		470

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Apparel Retail – 0.2%		
Hot Topic, Inc.,		
9.250%, 6–15–21 (F) . . . . $	547	$ 531
HT Intermediate Holdings Corp.		
(12.000% Cash or 12.750% PIK),		
12.000%, 5–15–19 (F)(H)	350	348
		879
Apparel, Accessories & Luxury Goods – 0.1%		
Hanesbrands, Inc.,		
4.875%, 5–15–26 (F)	500	491
Automotive Retail – 0.2%		
Allison Transmission, Inc.,		
5.000%, 10–1–24 (F)	86	87
Group 1 Automotive, Inc.,		
5.000%, 6–1–22	190	191
Penske Automotive Group, Inc.,		
5.500%, 5–15–26	136	133
Sonic Automotive, Inc.,		
5.000%, 5–15–23	575	559
		970
Broadcasting – 1.0%		
Clear Channel Outdoor Holdings, Inc.,		
6.500%, 11–15–22	934	959
Clear Channel Worldwide Holdings,		
Inc., Series A,		
7.625%, 3–15–20	227	225
Clear Channel Worldwide Holdings,		
Inc., Series B,		
7.625%, 3–15–20	1,475	1,487
Cumulus Media, Inc.,		
7.750%, 5–1–19	72	25
Gray Television, Inc.:		
5.125%, 10–15–24 (F)	505	499
5.875%, 7–15–26 (F)	300	305
Nexstar Escrow Corp.,		
5.625%, 8–1–24 (F)	150	152
Radio One, Inc. (GTD by TV One LLC),		
7.375%, 4–15–22 (F)	567	592
Sinclair Television Group, Inc.:		
5.875%, 3–15–26 (F)	225	231
5.125%, 2–15–27 (F)	300	290
Univision Communications, Inc.,		
5.125%, 2–15–25 (F)	500	492
WideOpenWest Finance LLC and		
WideOpenWest Capital Corp.,		
10.250%, 7–15–19	218	227
		5,484
Cable & Satellite – 3.9%		
Altice Financing S.A.:		
6.500%, 1–15–22 (F)	100	105
6.625%, 2–15–23 (F)	987	1,026
7.500%, 5–15–26 (F)	600	638
Altice S.A.:		
7.250%, 5–15–22 (F)(I) . . . . EUR	250	282
7.750%, 5–15–22 (F) . . . . $	1,175	1,246
6.250%, 2–15–25 (F)(I) . . . . EUR	250	284
7.625%, 2–15–25 (F) . . . . $	600	634
Altice U.S. Finance I Corp.,		
5.500%, 5–15–26 (F)	900	925

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Cable & Satellite (Continued)		
Altice U.S. Finance II Corp.,		
7.750%, 7–15–25 (F) . . . . $	547	$ 605
Block Communications, Inc.,		
6.875%, 2–15–25 (F)	111	118
Cablevision Systems Corp.:		
7.750%, 4–15–18	375	391
5.875%, 9–15–22	446	450
CCO Holdings LLC and CCO		
Holdings Capital Corp.,		
5.500%, 5–1–26 (F)	106	110
Columbus International, Inc.,		
7.375%, 3–30–21 (F)	200	214
DISH DBS Corp.:		
6.750%, 6–1–21	297	321
5.875%, 7–15–22	1,000	1,050
5.000%, 3–15–23	1,000	1,004
5.875%, 11–15–24	122	128
7.750%, 7–1–26	124	144
Intelsat Jackson Holdings S.A.:		
7.250%, 4–1–19	458	437
9.500%, 9–30–22 (F)	926	1,089
8.000%, 2–15–24 (F)	631	669
Neptune Finco Corp.:		
10.125%, 1–15–23 (F)	743	862
6.625%, 10–15–25 (F)	225	245
10.875%, 10–15–25 (F)	552	664
Numericable – SFR S.A.,		
7.375%, 5–1–26 (F)	1,937	1,995
Sirius XM Radio, Inc.:		
4.625%, 5–15–23 (F)	1,200	1,226
6.000%, 7–15–24 (F)	1,400	1,501
VTR Finance B.V.,		
6.875%, 1–15–24 (F)	1,550	1,612
WaveDivision Escrow LLC and		
WaveDivision Escrow Corp.,		
8.125%, 9–1–20 (F)	877	903
Ziggo Secured Finance B.V.,		
5.500%, 1–15–27 (F)	280	280
		21,158
Casinos & Gaming – 0.6%		
Gamenet Group S.p.A.,		
6.000%, 8–15–21 (F)(I) . . . . EUR	200	222
Gateway Casinos & Entertainment		
Ltd.,		
8.250%, 3–1–24 (F) . . . . $	406	411
MGM Resorts International,		
8.625%, 2–1–19	687	754
Scientific Games International, Inc.		
(GTD by Scientific Games Corp.),		
7.000%, 1–1–22 (F)	1,185	1,266
Wynn Macau Ltd.,		
5.250%, 10–15–21 (F)	800	816
		3,469
Department Stores – 0.0%		
Bon-Ton Stores, Inc. (The),		
8.000%, 6–15–21	463	185
Education Services – 0.8%		
Laureate Education, Inc.:		
10.000%, 9–1–19 (F)(J)	4,152	4,318

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Education Services (Continued)		
10.000%, 9–1–19 . . . . $	143	$ 151
		4,469
Homefurnishing Retail – 0.1%		
Restoration Hardware Holdings, Inc.,		
Convertible:		
0.000%, 6–15–19 (F)(K)	363	326
0.000%, 7–15–20 (F)(K)	386	325
		651
Hotels, Resorts & Cruise Lines – 0.1%		
Carlson Travel, Inc.,		
6.750%, 12–15–23 (F)	490	510
Leisure Facilities – 0.0%		
AMC Entertainment Holdings, Inc.:		
5.875%, 11–15–26 (F)	97	98
6.125%, 5–15–27 (F)	138	139
		237
Movies & Entertainment – 0.4%		
AMC Entertainment, Inc.,		
5.750%, 6–15–25	440	451
Cinemark USA, Inc.:		
5.125%, 12–15–22	147	150
4.875%, 6–1–23	500	505
EMI Music Publishing Group North		
America Holdings,		
7.625%, 6–15–24 (F)	194	211
WMG Acquisition Corp.,		
6.750%, 4–15–22 (F)	647	681
		1,998
Publishing – 0.1%		
MDC Partners, Inc.,		
6.500%, 5–1–24 (F)	362	345
Restaurants – 0.1%		
KFC Holding Co., Pizza Hut Holdings		
LLC and Taco Bell of America LLC,		
5.250%, 6–1–26 (F)	500	509
Specialized Consumer Services – 0.3%		
Nielsen Co. (Luxembourg) S.a.r.l.		
(The):		
5.500%, 10–1–21 (F)	500	520
5.000%, 2–1–25 (F)	185	184
Nielsen Finance LLC and Nielsen		
Finance Co.,		
5.000%, 4–15–22 (F)	500	511
		1,215
Specialty Stores – 0.3%		
Jo-Ann Stores Holdings, Inc. (9.750%		
Cash or 10.500% PIK),		
9.750%, 10–15–19 (F)(H)	1,467	1,420
Jo-Ann Stores, Inc.,		
8.125%, 3–15–19 (F)	300	299
		1,719

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Tires & Rubber – 0.2%		
Goodyear Tire & Rubber Co. (The), 4.875%, 3–15–27	$ 998	$ 998
Total Consumer Discretionary – 8.5%		45,757
Consumer Staples		
Food Distributors – 0.2%		
Iceland Bondco plc, 6.750%, 7–15–24 (I)	GBP200	267
Performance Food Group, Inc., 5.500%, 6–1–24 (F)	$ 142	145
Simmons Foods, Inc., 7.875%, 10–1–21 (F)	705	740
U.S. Foods, Inc., 5.875%, 6–15–24 (F)	254	264
		1,416
Food Retail – 0.2%		
N&W Global Vending S.p.A., 7.000%, 10–15–23 (F)(I)	EUR500	557
Packaged Foods & Meats – 0.5%		
AdvancePierre Foods Holdings, Inc., 5.500%, 12–15–24 (F)	$ 289	292
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10–28–20 (F)	400	419
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7–15–24 (F)	334	344
5.750%, 6–15–25 (F)	405	408
Lamb Weston Holdings, Inc., 4.875%, 11–1–26 (F)	230	235
Post Holdings, Inc.:		
7.750%, 3–15–24 (F)	330	364
5.500%, 3–1–25 (F)	143	143
8.000%, 7–15–25 (F)	230	258
5.000%, 8–15–26 (F)	100	96
5.750%, 3–1–27 (F)	143	143
		2,702
Personal Products – 0.0%		
Revlon Consumer Products Corp., 5.750%, 2–15–21	76	76
Revlon Escrow Corp., 6.250%, 8–1–24	50	50
		126
Tobacco – 0.1%		
Prestige Brands, Inc., 5.375%, 12–15–21 (F)	300	307
Total Consumer Staples – 1.0%		5,108
Energy		
Integrated Oil & Gas – 0.1%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):		
8.375%, 5–23–21	200	226
6.125%, 1–17–22	$ 36	$ 38
7.375%, 1–17–27	89	94
PT Perusahaan Gas Negara Tbk, 5.125%, 5–16–24	200	212
		570
Oil & Gas Drilling – 0.3%		
KCA Deutag UK Finance plc:		
7.250%, 5–15–21 (F)	1,000	935
9.875%, 4–1–22 (F)	418	428
Noble Holding International Ltd., 7.750%, 1–15–24	166	159
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (F)(J)	400	172
Rowan Cos., Inc. (GTD by Rowan plc), 7.375%, 6–15–25	97	98
Trinidad Drilling Ltd., 6.625%, 2–15–25 (F)	9	9
		1,801
Oil & Gas Equipment & Services – 0.1%		
Calfrac Holdings L.P. (GTD by Calfrac Well Services Ltd.), 7.500%, 12–1–20 (F)	514	467
SESI LLC, 7.125%, 12–15–21	191	193
		660
Oil & Gas Exploration & Production – 1.0%		
Antero Resources Corp., 5.125%, 12–1–22	285	289
California Resources Corp., 8.000%, 12–15–22 (F)	183	149
Delek & Avner Tamar Bond Ltd., 5.082%, 12–30–23 (F)	300	314
Diamondback Energy, Inc., 4.750%, 11–1–24 (F)	240	241
EnCana Corp., 6.500%, 8–15–34	162	182
Endeavor Energy Resources L.P.:		
7.000%, 8–15–21 (F)	1,594	1,666
8.125%, 9–15–23 (F)	500	531
Gulfport Energy Corp.:		
6.625%, 5–1–23	200	202
6.000%, 10–15–24 (F)	200	194
Laredo Petroleum, Inc., 7.375%, 5–1–22	1,004	1,042
Newfield Exploration Co., 5.625%, 7–1–24	350	369
ONEOK, Inc., 7.500%, 9–1–23	350	409
Sinopec Capital (2013) Ltd., 3.125%, 4–24–23	200	198
		5,786
Oil & Gas Refining & Marketing – 0.3%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.), 6.125%, 10–1–24 (F)	332	345
Northern Tier Energy LLC and Northern Tier Finance Corp. (GTD by Northern Tier Energy L.P.), 7.125%, 11–15–20	$ 217	$ 226
PDC Energy, Inc., 6.125%, 9–15–24 (F)	48	49
Seven Generations Energy Ltd.:		
8.250%, 5–15–20 (F)	447	467
6.750%, 5–1–23 (F)	441	461
		1,548
Oil & Gas Storage & Transportation – 0.1%		
Access Midstream Partners L.P., 4.875%, 5–15–23	103	106
Transportadora de Gas del Peru S.A., 4.250%, 4–30–28 (F)	255	257
Williams Co., Inc. (The), 4.550%, 6–24–24	570	574
		937
Total Energy – 1.9%		11,302
Financials		
Consumer Finance – 0.2%		
Cielo S.A. and Cielo USA, Inc., 3.750%, 11–16–22	200	193
CURO Financial Technologies Corp., 12.000%, 3–1–22 (F)	195	201
Quicken Loans, Inc., 5.750%, 5–1–25 (F)	500	491
		885
Diversified Banks – 0.2%		
Banco de Credito e Inversiones S.A., 4.000%, 2–11–23 (F)	200	205
Banco del Estado de Chile, 3.875%, 2–8–22	200	207
BBVA Bancomer S.A., 6.500%, 3–10–21 (F)	250	274
China Construction Bank Corp., 3.875%, 5–13–25	200	203
Malayan Banking Berhad, 3.905%, 10–29–26	200	201
Turkiye Is Bankasi A.S., 5.500%, 4–21–22	200	197
		1,287
Diversified Capital Markets – 0.2%		
Patriot Merger Corp., 9.000%, 7–15–21 (F)	1,224	1,294
Investment Banking & Brokerage – 0.0%		
E*TRADE Financial Corp., 5.875%, 12–29–49	75	77
Other Diversified Financial Services – 0.2%		
Balboa Merger Sub, Inc., 11.375%, 12–1–21 (F)	1,012	1,121

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Other Diversified Financial Services (Continued)			
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK),			
10.625%, 5–1–19 (F)(H)	$	283	$ 235
			1,356
Property & Casualty Insurance – 0.1%			
Hub International Ltd.,			
7.875%, 10–1–21 (F)		322	336
Specialized Finance – 0.8%			
Arrow Global Finance plc,			
5.125%, 9–15–24 (F)(I)	GBP	127	165
Camelot Finance S.A.,			
7.875%, 10–15–24 (F)	$	300	319
China Shenua Overseas Capital Co. Ltd. (GTD by Shenhua Hong Kong Ltd.),			
3.875%, 1–20–25		200	203
Cosan Luxembourg S.A.,			
7.000%, 1–20–27 (F)		200	207
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:			
5.875%, 6–15–21 (F)		58	61
5.450%, 6–15–23 (F)		37	40
7.125%, 6–15–24 (F)		58	64
6.020%, 6–15–26 (F)		73	80
Gaz Capital S.A.,			
6.510%, 3–7–22		200	221
GTT Escrow Corp.,			
7.875%, 12–31–24 (F)		487	505
King Power Capital Ltd.,			
5.625%, 11–3–24		225	249
Mercury BondCo plc (8.250% Cash or 9.000% PIK),			
8.250%, 5–30–21 (H)(I)	EUR	182	200
Ooredoo International Finance Ltd.,			
3.750%, 6–22–26 (F)	$	200	199
Preferred Term Securities XXIV Ltd., Series A-2 (3-Month U.S. LIBOR plus 38 bps),			
1.511%, 3–22–37 (F)(G)		395	250
Preferred Term Securities XXV Ltd., Series A-2 (3-Month U.S. LIBOR plus 35 bps),			
1.481%, 6–22–37 (F)(G)		216	135
TMX Finance LLC and TitleMax Finance Corp.,			
8.500%, 9–15–18 (F)		1,400	1,288
			4,186
Thrifts & Mortgage Finance – 0.1%			
Provident Funding Associates L.P. and PFG Finance Corp.,			
6.750%, 6–15–21 (F)		730	745
Total Financials – 1.8%			10,166
Health Care			
Health Care Facilities – 0.7%			
DaVita HealthCare Partners, Inc.,			
5.125%, 7–15–24		97	98

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Health Care Facilities (Continued)			
Greatbatch Ltd.,			
9.125%, 11–1–23 (F)	$	476	$ 502
HCA, Inc. (GTD by HCA Holdings, Inc.),			
5.250%, 6–15–26		98	103
MPH Acquisition Holdings LLC,			
7.125%, 6–1–24 (F)		371	399
Surgery Center Holdings, Inc.,			
8.875%, 4–15–21 (F)		679	718
Tenet Healthcare Corp.:			
6.750%, 2–1–20		1,110	1,126
7.500%, 1–1–22 (F)		55	59
8.125%, 4–1–22		1,000	1,043
			4,048
Health Care Supplies – 0.2%			
HomeVi SAS (3-Month EURIBOR plus 425 bps),			
4.250%, 11–15–21 (F)(G)(I)	EUR	100	108
Kinetic Concepts, Inc. and KCI USA, Inc.,			
12.500%, 11–1–21 (F)	$	108	120
Universal Hospital Services, Inc.,			
7.625%, 8–15–20		1,037	1,031
			1,259
Managed Health Care – 0.1%			
Centene Corp.,			
4.750%, 5–15–22		450	462
Pharmaceuticals – 0.4%			
Catalent Pharma Solutions, Inc.,			
4.750%, 12–15–24 (F)(I)	EUR	100	113
Concordia Healthcare Corp.:			
9.500%, 10–21–22 (F)	$	1,807	398
7.000%, 4–15–23 (F)		94	18
IMS Health, Inc.,			
5.000%, 10–15–26 (F)		200	201
Jaguar Holding Co. II and Pharmaceutical Product Development LLC,			
6.375%, 8–1–23 (F)		322	336
JLL/Delta Dutch Newco B.V.,			
7.500%, 2–1–22 (F)		500	528
VPII Escrow Corp.,			
7.500%, 7–15–21 (F)		571	501
VRX Escrow Corp.,			
5.375%, 3–15–20 (F)		272	243
			2,338
Total Health Care – 1.4%			8,107
Industrials			
Aerospace & Defense – 0.5%			
KLX, Inc.,			
5.875%, 12–1–22 (F)		552	569
Park Aerospace Holdings Ltd.:			
5.250%, 8–15–22 (F)		275	286
5.500%, 2–15–24 (F)		366	381
TransDigm, Inc. (GTD by TransDigm Group, Inc.):			
6.000%, 7–15–22		297	301

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Aerospace & Defense (Continued)			
6.500%, 7–15–24	$	807	$ 817
6.375%, 6–15–26		202	202
			2,556
Air Freight & Logistics – 0.1%			
XPO Logistics, Inc.:			
6.500%, 6–15–22 (F)		254	267
6.125%, 9–1–23 (F)		72	75
			342
Building Products – 0.4%			
Alcoa Nederland Holding B.V.:			
6.750%, 9–30–24 (F)		200	215
7.000%, 9–30–26 (F)		200	217
Masco Corp.,			
4.375%, 4–1–26		110	114
Ply Gem Industries, Inc.,			
6.500%, 2–1–22		500	524
Standard Industries, Inc.,			
5.500%, 2–15–23 (F)		500	511
Summit Materials LLC and Summit Materials Finance Corp.:			
8.500%, 4–15–22		122	135
6.125%, 7–15–23		147	150
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),			
5.375%, 6–15–24		81	83
			1,949
Construction & Engineering – 0.1%			
AECOM,			
5.125%, 3–15–27 (F)		840	842
Diversified Support Services – 0.0%			
Ahern Rentals, Inc.,			
7.375%, 5–15–23 (F)		133	114
Ritchie Bros. Auctioneers, Inc.,			
5.375%, 1–15–25 (F)		162	166
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),			
5.875%, 9–15–26		133	139
			419
Environmental & Facilities Services – 0.2%			
GFL Environmental, Inc.:			
7.875%, 4–1–20 (F)		620	644
9.875%, 2–1–21 (F)		260	281
			925
Railroads – 0.1%			
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC,			
6.750%, 5–1–19 (F)		654	674
Security & Alarm Services – 0.4%			
Constellis Holdings LLC and Constellis Finance Corp.,			
9.750%, 5–15–20 (F)		431	461
Prime Security Services Borrower LLC,			
9.250%, 5–15–23 (F)		1,403	1,538
			1,999

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Trading Companies & Distributors – 0.0%		
HD Supply, Inc.,		
5.750%, 4–15–24 (F)	$ 202	$ 212
Total Industrials – 1.8%		9,918
Information Technology		
Application Software – 0.8%		
Ensemble S Merger Sub, Inc.,		
9.000%, 9–30–23 (F)	134	141
Infor (U.S.), Inc.,		
5.750%, 5–15–22 (I)	EUR 100	109
JDA Escrow LLC and JDA Bond Finance, Inc.,		
7.375%, 10–15–24 (F)	$ 240	250
Kronos Acquisition Holdings, Inc.,		
9.000%, 8–15–23 (F)	2,187	2,224
OpenText Corp.,		
5.875%, 6–1–26 (F)	560	587
Orbcomm, Inc.,		
8.000%, 4–1–24	555	555
Riverbed Technolgy, Inc. and Project Homestake Merger Corp.,		
8.875%, 3–1–23 (F)	699	714
		4,580
Communications Equipment – 0.1%		
West Corp.,		
5.375%, 7–15–22 (F)	739	726
Data Processing & Outsourced Services – 0.6%		
Alliance Data Systems Corp.:		
6.375%, 4–1–20 (F)	130	132
5.875%, 11–1–21 (F)	190	197
5.375%, 8–1–22 (F)	762	768
Italics Merger Sub, Inc.,		
7.125%, 7–15–23 (F)	2,145	2,086
		3,183
Internet Software & Services – 0.0%		
Alibaba Group Holding Ltd.,		
3.600%, 11–28–24	200	201
IT Consulting & Other Services – 0.2%		
Cardtronics, Inc. and Cardtronics USA, Inc.,		
5.500%, 5–1–25 (F)	141	143
CDW LLC and CDW Finance Corp. (GTD by CDW Corp.),		
5.000%, 9–1–25	78	79
NCR Escrow Corp.:		
5.875%, 12–15–21	425	443
6.375%, 12–15–23	427	450
		1,115
Semiconductors – 0.3%		
Micron Technology, Inc.:		
5.875%, 2–15–22	732	765
7.500%, 9–15–23 (F)	730	815
5.500%, 2–1–25	322	334
		1,914

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Technology Hardware, Storage & Peripherals – 0.2%		
Western Digital Corp.:		
7.375%, 4–1–23 (F)	$ 370	$ 406
10.500%, 4–1–24	526	619
		1,025
Total Information Technology – 2.2%		12,744
Materials		
Aluminum – 0.6%		
Constellium N.V.:		
8.000%, 1–15–23 (F)	1,000	1,025
5.750%, 5–15–24 (F)	1,000	925
6.625%, 3–1–25 (F)	816	787
Kaiser Aluminum Corp.,		
5.875%, 5–15–24	127	132
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8–15–24 (F)	160	168
5.875%, 9–30–26 (F)	118	120
		3,157
Construction Materials – 0.1%		
Eagle Materials, Inc.,		
4.500%, 8–1–26	40	40
Hillman Group, Inc. (The),		
6.375%, 7–15–22 (F)	720	687
		727
Diversified Chemicals – 0.3%		
PSPC Escrow Corp.,		
6.500%, 2–1–22 (F)	280	291
PSPC Escrow II Corp.,		
10.375%, 5–1–21 (F)	1,275	1,418
		1,709
Fertilizers & Agricultural Chemicals – 0.1%		
Pinnacle Operating Corp.,		
9.000%, 5–15–23 (F)	336	335
Metal & Glass Containers – 0.3%		
ARD Finance S.A.,		
7.125%, 9–15–23 (F)	200	206
BakerCorp International, Inc.,		
8.250%, 6–1–19	1,030	963
Guala Closures S.p.A. (3-Month EURIBOR plus 475 bps),		
4.445%, 11–15–21 (F)(G)(I)	EUR 100	109
HudBay Minerals, Inc.:		
7.250%, 1–15–23 (F)	$ 65	69
7.625%, 1–15–25 (F)	98	106
Signode Industrial Group,		
6.375%, 5–1–22 (F)	625	641
		2,094
Paper Packaging – 0.2%		
Coveris Holdings S.A.,		
7.875%, 11–1–19 (F)	300	296
Flex Acquisition Co., Inc.,		
6.875%, 1–15–25 (F)	126	129

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Paper Packaging (Continued)		
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A.,		
5.125%, 7–15–23 (F)	$704	$ 722
		1,147
Specialty Chemicals – 0.1%		
Kraton Polymers LLC and Kraton Polymers Capital Corp.,		
7.000%, 4–15–25 (F)	200	203
TPC Group, Inc.,		
8.750%, 12–15–20 (F)	166	151
Valvoline Finco Two LLC,		
5.500%, 7–15–24 (F)	350	367
		721
Steel – 0.0%		
CSN Islands XII Corp.,		
7.000%, 9–23–49	61	42
CSN Resources S.A.,		
6.500%, 7–21–20	142	118
U.S. Steel Corp.,		
8.375%, 7–1–21 (F)	46	51
		211
Total Materials – 1.7%		10,101
Real Estate		
Diversified REITs – 0.0%		
Country Garden Holdings Co. Ltd.,		
4.750%, 9–28–23	200	196
Fibra Uno Administracion S.A. de CV,		
5.250%, 1–30–26 (F)	200	201
		397
Health Care REITs – 0.0%		
MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.),		
5.250%, 8–1–26	48	47
Industrial REITs – 0.1%		
Aircastle Ltd.:		
5.500%, 2–15–22	487	523
5.000%, 4–1–23	257	270
		793
Office REITs – 0.1%		
iStar Financial, Inc., Convertible:		
5.000%, 7–1–19	315	318
6.500%, 7–1–21	375	385
		703
Real Estate Development – 0.1%		
Hub Holdings LLC and Hub Holdings Finance, Inc. (8.125% Cash or 8.875% PIK),		
8.125%, 7–15–19 (F)(H)	490	490

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Real Estate Development (Continued)		
Keystone Financing plc,		
9.500%, 10–15–19 (I) . . . . GBP	100	$ 132
		622
Retail REITs – 0.0%		
Link Finance (Cayman) 2009 Ltd.,		
2.875%, 7–21–26 . . . . $	200	190
Total Real Estate – 0.3%		2,752
Telecommunication Services		
Alternative Carriers – 0.4%		
CommScope Technologies LLC (GTD by CommScope, Inc.),		
5.000%, 3–15–27 (F)	570	568
Consolidated Communications Finance II Co.,		
6.500%, 10–1–22	372	357
Level 3 Communications, Inc.,		
5.750%, 12–1–22	500	518
Level 3 Escrow II, Inc.,		
5.375%, 8–15–22	491	508
Zayo Group LLC and Zayo Capital, Inc.:		
6.000%, 4–1–23	63	67
5.750%, 1–15–27 (F)	295	311
		2,329
Integrated Telecommunication Services – 1.0%		
Frontier Communications Corp.:		
8.875%, 9–15–20	497	524
9.250%, 7–1–21	172	174
6.250%, 9–15–21	500	465
10.500%, 9–15–22	1,225	1,239
11.000%, 9–15–25	423	410
GCI, Inc.,		
6.875%, 4–15–25	390	409
Sprint Corp.:		
7.250%, 9–15–21	923	997
7.875%, 9–15–23	602	667
7.125%, 6–15–24	500	534
		5,419
Wireless Telecommunication Service – 0.7%		
Axiata SPV2 Berhad,		
4.357%, 3–24–26	200	208
Bharti Airtel Ltd.,		
4.375%, 6–10–25	200	200
Digicel Group Ltd.:		
8.250%, 9–30–20 (F)	1,078	925
6.000%, 4–15–21 (F)	364	331
Sable International Finance Ltd.,		
6.875%, 8–1–22 (F)	410	435
Sprint Nextel Corp.:		
8.375%, 8–15–17	199	203
9.000%, 11–15–18 (F)	133	145
7.000%, 8–15–20	227	244
11.500%, 11–15–21	108	136
T-Mobile USA, Inc.:		
6.464%, 4–28–19	300	300
6.731%, 4–28–22	250	259

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Wireless Telecommunication Service (Continued)		
6.000%, 4–15–24 . . . . $	204	$ 218
6.500%, 1–15–26	118	129
Virgin Media Secured Finance plc,		
5.500%, 8–15–26 (F)	43	44
		3,777
Total Telecommunication Services – 2.1%		11,525
Utilities		
Electric Utilities – 0.0%		
Israel Electric Corp. Ltd.,		
6.875%, 6–21–23 (F)	200	232
Independent Power Producers & Energy Traders – 0.2%		
Pattern Energy Group, Inc., Convertible,		
4.000%, 7–15–20	1,113	1,103
Renewable Electricity – 0.2%		
Abengoa Yield plc,		
7.000%, 11–15–19 (F)	1,020	1,071
Total Utilities – 0.4%		2,406
TOTAL CORPORATE DEBT SECURITIES – 23.1%		$129,886
(Cost: $126,550)		

MORTGAGE-BACKED SECURITIES

	Principal	Value
Other – 0.3%		
Avant Loans Funding Trust, Series 2015-A, Class C,		
7.750%, 8–16–21 (F)	203	208
MarketPlace Loan Trust, Series 2015-AV2, Class C,		
7.500%, 10–15–21 (F)	139	142
PNMAC GMSR Issuer Trust, Series 2017-GT1 (1-Month U.S. LIBOR plus 475 bps),		
5.732%, 2–25–50 (F)(G)	1,500	1,502
		1,852
Other Mortgage-Backed Securities – 1.0%		
Avant, Inc., Series 2016, Class B,		
7.800%, 9–15–20 (F)	600	622
Great Wolf Trust, Commercial Mortgage Pass-Through Certificates, Series 2015-WFMZ, Class M (1-Month U.S. LIBOR plus 698.8 bps),		
7.758%, 5–15–32 (F)(G)	360	369
Madison Park Funding Ltd., Series 2012-10A, Class ER (3-Month U.S. LIBOR plus 762 bps),		
8.650%, 1–20–29 (F)(G)	825	835

MORTGAGE-BACKED SECURITIES (Continued)

	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Northwoods Capital XIV Ltd. and Northwoods Capital XIV LLC, Series 2014-14A, Class D (3-Month U.S. LIBOR plus 395 bps),		
4.852%, 11–12–25 (F)(G) . . . . $	1,200	$ 1,197
Waldorf Astoria Boca Raton Trust, Commercial Mortgage Pass-Through Certificates, Series 2016-BOCA, Class F (1-Month U.S. LIBOR plus 550 bps),		
6.270%, 6–15–29 (F)(G)	2,500	2,507
		5,530
TOTAL MORTGAGE-BACKED SECURITIES – 1.3%		$7,382
(Cost: $7,311)		

OTHER GOVERNMENT SECURITIES (L)

	Principal	Value
Columbia – 0.1%		
Republic of Colombia,		
4.375%, 7–12–21	200	211
Luxembourg – 0.0%		
Amigo Luxembourg S.A.,		
7.625%, 1–15–24 (F)(I) . . . . GBP	100	129
Mexico – 0.0%		
United Mexican States,		
3.625%, 3–15–22 . . . . $	100	103
TOTAL OTHER GOVERNMENT SECURITIES – 0.1%		$ 443
(Cost: $432)		

LOANS (G)

	Principal	Value
Consumer Discretionary		
Advertising – 0.1%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps),		
7.500%, 7–25–22	400	387
Apparel Retail – 0.2%		
Badger Sportswear, Inc. (ICE LIBOR plus 450 bps),		
5.500%, 9–23–22 (E)	406	404
Talbots, Inc. (The) (ICE LIBOR plus 450 bps),		
5.500%, 3–19–20	542	484
Talbots, Inc. (The) (ICE LIBOR plus 850 bps),		
9.500%, 3–19–21	422	359
True Religion Apparel, Inc. (ICE LIBOR plus 487.5 bps),		
6.022%, 7–30–19	470	99
		1,346
Apparel, Accessories & Luxury Goods – 0.0%		
Oak Parent, Inc. (ICE LIBOR plus 450 bps),		
5.500%, 10–26–23	189	190

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

LOANS (G) (Continued)	Principal	Value
Automotive Retail – 0.2%		
Caliber Collision Centers, Inc., 0.000%, 2–1–24 (M)	$ 285	$ 287
Euro Garages (ICE LIBOR plus 550 bps), 5.757%, 1–31–23 (I)	GBP 480	602
Tectum Holdings, Inc. (ICE LIBOR plus 475 bps):		
5.802%, 8–10–23	$ 234	237
5.897%, 8–10–23	64	65
		1,191
Broadcasting – 0.3%		
Beasley Broadcast Group, Inc. (ICE LIBOR plus 600 bps), 7.000%, 11–1–23 (E)	313	317
CBS Radio, Inc. (ICE LIBOR plus 350 bps), 4.500%, 10–17–23	316	318
Entercom Communications Corp. (ICE LIBOR plus 350 bps):		
4.500%, 11–1–23	18	18
4.555%, 11–1–23	219	220
6.500%, 11–1–23	2	2
Learfield Communications, Inc. (ICE LIBOR plus 325 bps), 4.250%, 12–1–23 (E)	349	352
Nexstar Broadcasting Group, Inc. (ICE LIBOR plus 300 bps), 3.943%, 1–17–24	258	260
		1,487
Cable & Satellite – 0.3%		
Charter Communicatons, Inc. (ICE LIBOR plus 200 bps), 2.990%, 1–15–22	228	228
CSC Holdings LLC:		
0.000%, 7–15–25 (M)	69	69
0.000%, 7–17–25 (M)	216	215
Eircom Finco S.a.r.l., 0.000%, 3–10–24 (I)(M)	EUR 250	266
Eircom Finco S.a.r.l. (3-Month EURIBOR plus 400 bps), 4.000%, 5–31–22 (I)	229	243
Hargray Communications Corp., 0.000%, 3–24–24 (M)	$ 285	285
		1,306
Casinos & Gaming – 0.4%		
Cosmopolitan of Las Vegas (The) (1-Month U.S. LIBOR plus 635 bps), 7.263%, 11–9–18	1,400	1,411
Gateway Casinos & Entertainment Ltd. (ICE LIBOR plus 375 bps), 4.800%, 2–22–23	134	135
Global Cash Access Holdings, Inc. (ICE LIBOR plus 525 bps), 6.304%, 12–19–20 (E)	295	298
Penn National Gaming, Inc. (ICE LIBOR plus 250 bps), 3.524%, 1–19–24	280	281
PNK Entertainment, Inc. (ICE LIBOR plus 300 bps), 3.990%, 4–28–23	$ 58	$ 59
Scientific Games Corp. (ICE LIBOR plus 400 bps):		
4.846%, 10–1–21	178	180
4.943%, 10–1–21	1	1
		2,365
Department Stores – 0.2%		
Belk, Inc., 0.000%, 12–10–22 (M)	151	127
Belk, Inc. (ICE LIBOR plus 475 bps), 5.760%, 12–10–22	841	708
J.C. Penney Co., Inc. (ICE LIBOR plus 425 bps), 5.304%, 6–23–23	237	235
		1,070
General Merchandise Stores – 0.4%		
BJ's Wholesale Club, Inc. (ICE LIBOR plus 375 bps), 4.750%, 1–26–24	1,220	1,191
BJ's Wholesale Club, Inc. (ICE LIBOR plus 750 bps), 8.500%, 1–26–25	956	931
		2,122
Home Furnishings – 0.2%		
Serta Simmons Bedding LLC (ICE LIBOR plus 350 bps), 4.538%, 11–8–23	240	241
Serta Simmons Bedding LLC (ICE LIBOR plus 800 bps), 9.038%, 11–8–24	691	693
		934
Hotels, Resorts & Cruise Lines – 0.7%		
Bre Diamond Mezz 1 LLC and Bre Diamond Lessee Mezz 1 LLC (1-Month U.S. LIBOR plus 600 bps), 7.413%, 12–8–17	1,883	1,903
Extended Stay America, Inc. and ESH Hopitality, Inc. (ICE LIBOR plus 300 bps), 3.482%, 8–30–23	348	350
Hotel del Coronado (1-Month U.S. LIBOR plus 600 bps), 6.913%, 12–9–17	460	464
Hudson Delano Senior Mezz LLC (1-Month U.S. LIBOR plus 650 bps), 7.413%, 2–9–20	1,700	1,707
Travel Leaders Group LLC (ICE LIBOR plus 525 bps), 6.232%, 1–19–24	340	344
		4,768
Housewares & Specialties – 0.2%		
KIK Custom Products, Inc., 0.000%, 11–19–21 (M)	80	80
KIK Custom Products, Inc. (ICE LIBOR plus 450 bps), 5.653%, 8–26–22	444	450
KIK Custom Products, Inc. (ICE LIBOR plus 475 bps), 5.250%, 11–19–21	$ 417	$ 417
		947
Leisure Facilities – 0.1%		
Equinox Holdings, Inc., 0.000%, 3–2–24 (M)	285	287
SeaWorld Entertainment, Inc. (ICE LIBOR plus 225 bps), 3.248%, 5–14–20	237	236
		523
Movies & Entertainment – 0.0%		
Formula One Holdings Ltd. and Delta Two S.a.r.l. (ICE LIBOR plus 375 bps), 4.568%, 7–30–21	143	143
Publishing – 0.2%		
Bureau Van Dijk Electronic Publishing B.V. (ICE LIBOR plus 425 bps), 4.843%, 9–23–21 (I)	GBP 551	693
Thomson Reuters Corp. (ICE LIBOR plus 375 bps), 4.750%, 10–3–23	$ 398	398
		1,091
Restaurants – 0.1%		
NPC International, Inc.:		
0.000%, 3–30–24 (M)	141	142
0.000%, 3–30–25 (E)(M)	443	446
		588
Specialized Consumer Services – 0.2%		
Asurion LLC (ICE LIBOR plus 325 bps), 4.232%, 7–8–20	252	253
Asurion LLC (ICE LIBOR plus 750 bps), 8.500%, 3–3–21	240	243
Mister Car Wash Holdings, Inc. (ICE LIBOR plus 425 bps):		
5.250%, 8–21–21	398	401
5.270%, 8–21–21	80	80
		977
Specialty Stores – 0.2%		
Academy Sports + Outdoors, 0.000%, 7–2–22 (M)	5	4
Academy Sports + Outdoors (ICE LIBOR plus 400 bps):		
5.000%, 7–2–22	—*	—*
5.039%, 7–2–22	14	10
5.102%, 7–2–22	14	10
Academy Sports + Outdoors (ICE LIBOR plus 500 bps), 5.000%, 7–2–22	6	4
GNC Holdings, Inc. (ICE LIBOR plus 250 bps), 3.490%, 3–4–19	239	204
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), 6.256%, 10–21–23	351	345

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

LOANS (G) (Continued)	Principal	Value
Specialty Stores (Continued)		
Leslie's Poolmart, Inc. (ICE LIBOR plus 425 bps), 4.774%, 8–16–23	$ 299	$ 299
PETCO Animal Supplies, Inc., 0.000%, 1–26–23 (M)	11	10
PETCO Animal Supplies, Inc. (ICE LIBOR plus 325 bps), 4.287%, 1–26–23	243	228
		1,114
Total Consumer Discretionary – 4.0%		22,549
Consumer Staples		
Distillers & Vintners – 0.1%		
Constellation Brands, Inc. (ICE LIBOR plus 375 bps), 4.887%, 12–16–23	349	352
Food Distributors – 0.1%		
Chefs' Warehouse, Inc. (The) (ICE LIBOR plus 575 bps), 6.750%, 6–22–22	380	383
Dole Food Co., Inc., 0.000%, 3–24–24 (M)	285	287
		670
Hypermarkets & Super Centers – 0.0%		
Albertsons Cos. LLC (ICE LIBOR plus 325 bps), 4.302%, 6–23–23	179	180
Packaged Foods & Meats – 0.1%		
Shearer's Foods LLC (ICE LIBOR plus 675 bps), 7.897%, 6–30–22 (E)	500	485
Personal Products – 0.1%		
Revlon Consumer Products Corp. (ICE LIBOR plus 350 bps), 4.482%, 9–7–23	478	477
Soft Drinks – 0.1%		
V Group, Inc., 0.000%, 3–9–24 (M)	285	285
Tobacco – 0.0%		
Prestige Brands, Inc. (ICE LIBOR plus 275 bps), 3.732%, 1–26–24	276	278
Total Consumer Staples – 0.5%		2,727
Energy		
Coal & Consumable Fuels – 0.4%		
Foresight Energy LLC, 0.000%, 3–16–22 (M)	1,299	1,262
Peabody Energy Corp., 0.000%, 9–24–18 (M)	570	578
Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 7.647%, 12–16–20 (E)	995	918
		2,758

LOANS (G) (Continued)	Principal	Value
Oil & Gas Drilling – 0.1%		
KCA Deutag Alpha Ltd. (ICE LIBOR plus 525 bps), 6.307%, 5–16–20	$ 367	$ 349
Oil & Gas Exploration & Production – 0.2%		
Chesapeake Energy Corp. (ICE LIBOR plus 750 bps), 8.553%, 8–23–21	1,153	1,227
Total Energy – 0.7%		4,334
Financials		
Asset Management & Custody Banks – 0.0%		
CRCI Holdings, Inc. (ICE LIBOR plus 550 bps), 6.647%, 8–31–23	253	253
Insurance Brokers – 0.1%		
NFP Corp. (ICE LIBOR plus 350 bps), 4.647%, 1–8–24	444	448
Multi-Line Insurance – 0.0%		
Alliant Holdings Intermediate LLC (ICE LIBOR plus 350 bps), 4.387%, 8–14–22	248	249
Multi-Sector Holdings – 0.1%		
TKC Holdings, Inc. (ICE LIBOR plus 375 bps), 4.750%, 2–1–23	285	288
Other Diversified Financial Services – 0.3%		
Brightwood Capital Advisors LLC (1-Month U.S. LIBOR plus 495 bps), 5.640%, 4–29–23	470	482
Dubai World Group (2.000% Cash or 3.750% PIK):		
0.000%, 9–30–22 (H)(M)	110	96
2.000%, 9–30–22 (H)	168	147
Institutional Shareholder Services, Inc. (ICE LIBOR plus 450 bps), 5.606%, 4–30–21 (E)	748	751
		1,476
Property & Casualty Insurance – 0.1%		
AmWINS Group, Inc. (ICE LIBOR plus 275 bps), 3.750%, 1–25–24	284	284
Specialized Finance – 0.4%		
AqGen Island Intermediate Holdings, Inc. (ICE LIBOR plus 400 bps), 5.024%, 12–3–22	193	194
ASP Henry Merger Sub, Inc. (ICE LIBOR plus 450 bps), 5.500%, 9–30–23	349	354
Bre RC Mezz 1 LLC and Bre RC Exeter Mezz 1 LLC (1-Month U.S. LIBOR plus 700 bps), 7.913%, 5–24–18	858	862
Edelman Financial Center LLC (ICE LIBOR plus 550 bps), 6.515%, 12–16–22	217	218

LOANS (G) (Continued)	Principal	Value
Specialized Finance (Continued)		
Helix Gen Funding LLC, 0.000%, 3–10–24 (M)	$ 285	$ 289
TransUnion (ICE LIBOR plus 275 bps), 3.482%, 4–9–21	119	119
Vertiv Intermediate Holding Corp. (ICE LIBOR plus 400 bps):		
5.000%, 11–30–23	114	115
5.039%, 11–30–23	394	397
Ziggo Secured Finance B.V. (ICE LIBOR plus 250 bps), 3.412%, 4–25–25	285	285
		2,833
Total Financials – 1.0%		5,831
Health Care		
Biotechnology – 0.1%		
Avantor Performance Materials Holdings, Inc., 0.000%, 3–10–24 (M)	12	12
Avantor Performance Materials Holdings, Inc. (ICE LIBOR plus 400 bps), 5.000%, 3–9–24	273	275
		287
Health Care Equipment – 0.2%		
eResearch Technology, Inc. (ICE LIBOR plus 500 bps), 6.035%, 5–3–23	611	617
Lantheus Medical Imaging, Inc., 0.000%, 6–30–22 (E)(M)	285	285
Patterson Medical Holdings, Inc. (ICE LIBOR plus 475 bps), 5.750%, 8–28–22	250	252
		1,154
Health Care Facilities – 0.1%		
Select Medical Corp. (ICE LIBOR plus 350 bps), 4.500%, 3–6–24	280	283
Team Health Holdings, Inc. (ICE LIBOR plus 275 bps), 3.750%, 2–6–24	192	190
		473
Health Care Services – 0.4%		
ExamWorks Group, Inc. (ICE LIBOR plus 325 bps), 4.232%, 7–27–23	249	250
Genoa LLC (ICE LIBOR plus 375 bps), 4.897%, 10–28–23	249	250
SavaSeniorCare LLC (1-Month U.S. LIBOR plus 730 bps), 8.213%, 10–11–18	1,500	1,503
Schumacher Group (ICE LIBOR plus 400 bps), 5.000%, 7–31–22	207	207
		2,210

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

LOANS (G) (Continued)	Principal	Value
Health Care Technology – 0.2%		
BioClinica Holding I L.P. (ICE LIBOR plus 425 bps), 5.250%, 10–20–23	$ 349	$ 352
Change Healthcare Holdings LLC, 0.000%, 3–1–24 (M)	392	394
QuintilesIMS, Inc. (3-Month EURIBOR plus 200 bps), 2.750%, 3–6–24 (I)	EUR 249	266
		1,012
Pharmaceuticals – 0.3%		
Ceva Sante Animale (3-Month EURIBOR plus 300 bps), 3.750%, 6–30–21 (I)	270	290
Ethypharm, 0.000%, 7–21–23 (I)(M)	GBP 500	630
Ethypharm (3-Month EURIBOR plus 500 bps), 5.000%, 7–1–23 (I)	EUR 229	245
Pharmaceutical Product Development, Inc. (ICE LIBOR plus 325 bps):		
4.250%, 8–18–22	$ 117	117
4.397%, 8–18–22	132	132
Valeant Pharmaceuticals International, Inc., 0.000%, 4–1–22 (M)	6	6
Valeant Pharmaceuticals International, Inc. (ICE LIBOR plus 475 bps), 5.570%, 4–1–22	303	304
		1,724
Total Health Care – 1.3%		6,860
Industrials		
Aerospace & Defense – 0.2%		
CPI International, Inc., 0.000%, 4–7–21 (M)	285	286
Engility Holdings, Inc. and Engility Corp. (ICE LIBOR plus 425 bps), 4.232%, 8–12–20	88	89
Engility Holdings, Inc. and Engility Corp. (ICE LIBOR plus 475 bps), 4.750%, 8–12–23	183	184
Engility Holdings, Inc. and Engility Corp. (Prime rate plus 275 bps), 6.750%, 8–12–23	2	2
Tronair, Inc. (1-Month U.S. LIBOR plus 475 bps), 5.856%, 9–8–23 (E)	348	344
Tronair, Inc. (Prime rate plus 375 bps), 8.500%, 9–8–23 (E)	1	1
		906
Airlines – 0.0%		
Air Canada (ICE LIBOR plus 275 bps), 3.755%, 10–6–23	230	231

LOANS (G) (Continued)	Principal	Value
Building Products – 0.2%		
C.H.I. Overhead Doors, Inc. (ICE LIBOR plus 375 bps), 4.250%, 7–31–22	$ 547	$ 547
IPS Structural Adhesives Holdings, Inc. and IPS Intermediate Holdings, Inc. (ICE LIBOR plus 525 bps), 6.250%, 12–20–23 (E)	301	302
		849
Construction & Engineering – 0.1%		
K&G Engineering, Inc. (ICE LIBOR plus 475 bps), 5.750%, 10–20–23 (E)	374	375
Pike Corp. (ICE LIBOR plus 375 bps), 4.750%, 3–10–24	215	217
		592
Diversified Support Services – 0.3%		
American Residential Services LLC, 0.000%, 6–30–21 (E)(M)	427	426
GCA Services Group, Inc. (ICE LIBOR plus 475 bps):		
5.774%, 3–1–23	62	62
6.009%, 3–1–23	56	56
6.040%, 3–1–23	49	49
6.068%, 3–1–23	59	59
IMG Worldwide, Inc. (ICE LIBOR plus 425 bps):		
4.250%, 5–6–21	1	1
4.290%, 5–6–21	279	280
Solera LLC and Solera Finance, Inc. (ICE LIBOR plus 475 bps), 4.250%, 3–3–23	507	510
		1,443
Electrical Components & Equipment – 0.2%		
Power Products LLC (ICE LIBOR plus 450 bps), 5.530%, 3–10–23	570	574
SLV Holding GmbH (3-Month EURIBOR plus 425 bps), 4.250%, 12–16–23 (I)	EUR600	643
		1,217
Environmental & Facilities Services – 0.1%		
Casella Waste Systems, Inc. (ICE LIBOR plus 300 bps), 3.943%, 10–17–23	$ 349	351
United Site Services, Inc., 0.000%, 8–11–23 (M)	24	24
United Site Services, Inc. (3-Month U.S. LIBOR plus 450 bps), 7.500%, 8–11–23	1	1
United Site Services, Inc. (4-Month U.S. LIBOR plus 450 bps), 7.500%, 8–11–23	—*	—*
United Site Services, Inc. (ICE LIBOR plus 450 bps), 5.500%, 8–11–23	424	425
		801

LOANS (G) (Continued)	Principal	Value
Human Resource & Employment Services – 0.2%		
Cast & Crew Payroll LLC (ICE LIBOR plus 350 bps), 4.650%, 8–3–22	$ 368	$ 368
Oasis Outsourcing Holdings, Inc. (ICE LIBOR plus 475 bps), 5.750%, 12–24–21 (E)	496	497
		865
Industrial Conglomerates – 0.2%		
Crosby Worldwide Ltd. (ICE LIBOR plus 300 bps), 4.052%, 11–22–20	178	163
PAE Holding Corp. (ICE LIBOR plus 550 bps), 6.500%, 10–20–22	782	789
PAE Holding Corp. (ICE LIBOR plus 950 bps), 10.500%, 10–20–23	68	68
		1,020
Industrial Machinery – 0.1%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 9.500%, 1–30–23 (E)	554	553
Morsco, Inc. (ICE LIBOR plus 700 bps), 8.000%, 10–31–23	99	100
		653
Marine Ports & Services – 0.0%		
Carrix, Inc. (1-Month U.S. LIBOR plus 350 bps), 5.500%, 1–7–19	205	201
Research & Consulting Services – 0.1%		
Information Resources, Inc. (ICE LIBOR plus 425 bps), 5.250%, 1–18–23	285	288
Security & Alarm Services – 0.1%		
U.S. Security Associates Holdings, Inc. (ICE LIBOR plus 500 bps), 6.024%, 7–14–23	249	252
Verisure Holding AB (3-Month EURIBOR plus 325 bps), 3.750%, 12–5–23 (I)	EUR240	258
		510
Trading Companies & Distributors – 0.1%		
Arctic Glacier USA, Inc. (ICE LIBOR plus 425 bps), 5.250%, 3–13–24	$ 285	288
Cole-Palmer Instrument Co. LLC, 0.000%, 3–21–24 (M)	29	30
TMK Hawk Parent Corp. (ICE LIBOR plus 400 bps), 5.000%, 10–1–21	278	280
		598
Total Industrials – 1.9%		10,174

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

LOANS (G) (Continued)	Principal	Value
Information Technology		
Application Software – 0.9%		
Applied Systems, Inc. (ICE LIBOR plus 650 bps), 7.647%, 1–23–22	$ 841	$ 846
Aptean Holdings, Inc. (ICE LIBOR plus 500 bps), 6.000%, 12–19–22	280	284
CCC Information Services, Inc.:		
0.000%, 3–31–24 (E)(M)	285	286
0.000%, 3–31–25 (E)(M)	285	288
Infor, Inc. and Infor (U.S.), Inc. (ICE LIBOR plus 275 bps), 3.897%, 2–2–22	166	165
Ministry Brands LLC (1-Month U.S. LIBOR plus 500 bps), 6.000%, 9–30–22	376	371
Ministry Brands LLC (ICE LIBOR plus 500 bps), 6.000%, 12–30–17	103	103
Misys plc and Magic Newco LLC, 12.000%, 6–12–19 (E)	2,375	2,488
Synchronoss Technologies, Inc. (ICE LIBOR plus 275 bps), 4.082%, 1–19–24	280	278
TIBCO Software, Inc. (ICE LIBOR plus 450 bps), 5.500%, 12–4–20	495	500
Vertafore, Inc. (ICE LIBOR plus 325 bps), 4.250%, 6–17–23	231	232
		5,841
Communications Equipment – 0.0%		
Ciena Corp. (ICE LIBOR plus 250 bps), 3.478%, 1–30–22 (E)	194	195
Data Processing & Outsourced Services – 0.2%		
Colorado Buyer, Inc.:		
0.000%, 3–15–24 (M)	285	287
0.000%, 3–15–25 (M)	160	161
First Data Corp. (ICE LIBOR plus 300 bps), 3.984%, 3–24–21	115	116
FirstLight Fiber (ICE LIBOR plus 500 bps), 6.320%, 9–7–21 (E)	200	200
Survey Sampling International (ICE LIBOR plus 500 bps), 6.000%, 12–16–20	204	204
		968
Electronic Equipment & Instruments – 0.0%		
Global Tel Link Corp. (ICE LIBOR plus 775 bps), 9.000%, 11–20–20	120	119
Internet Software & Services – 0.2%		
Ancestry.com LLC (ICE LIBOR plus 825 bps), 9.270%, 10–19–24	204	209

LOANS (G) (Continued)	Principal	Value
Internet Software & Services (Continued)		
FirstLight Fiber (3-Month U.S. LIBOR plus 500 bps), 6.320%, 8–29–21 (E)	$ 450	$ 450
TravelCLICK, Inc. & TCH-2 Holdings LLC (ICE LIBOR plus 450 bps), 5.500%, 5–12–21 (E)	499	504
		1,163
IT Consulting & Other Services – 0.1%		
LANDesk Group, Inc. (ICE LIBOR plus 425 bps), 5.250%, 1–19–24	303	304
Triple Point Group Holdings, Inc., 0.000%, 7–13–20 (M)	285	265
		569
Semiconductors – 0.0%		
Micron Technology, Inc. (ICE LIBOR plus 375 bps), 4.740%, 4–26–22	238	239
Systems Software – 0.1%		
Optiv, Inc. (ICE LIBOR plus 325 bps), 4.250%, 2–1–24	220	221
Optiv, Inc. (ICE LIBOR plus 725 bps), 8.250%, 2–1–25	74	75
		296
Technology Hardware, Storage & Peripherals – 0.2%		
Dell, Inc. (ICE LIBOR plus 225 bps), 3.240%, 9–7–21	494	493
SnapAv LLC (ICE LIBOR plus 500 bps), 6.156%, 12–21–22 (E)	283	280
Vision Solutions, Inc. (1-Month U.S. LIBOR plus 650 bps):		
7.500%, 6–16–22	4	4
7.637%, 6–16–22	564	563
		1,340
Total Information Technology – 1.7%		10,730
Materials		
Commodity Chemicals – 0.2%		
Chromaflo Technologies Corp. (ICE LIBOR plus 400 bps), 5.000%, 11–18–23	100	101
ILPEA Parent, Inc. (ICE LIBOR plus 550 bps), 6.500%, 3–2–23 (E)	536	534
Niacet Corp. (EURIBOR plus 450 bps), 5.500%, 2–1–24 (I)	EUR 98	105
Niacet Corp. (ICE LIBOR plus 450 bps), 5.647%, 2–1–24 (E)	$ 179	178
		918
Construction Materials – 0.1%		
Associated Asphalt Partners LLC, 0.000%, 3–30–24 (M)	285	286

LOANS (G) (Continued)	Principal	Value
Metal & Glass Containers – 0.0%		
Anchor Glass Container Corp. (ICE LIBOR plus 325 bps), 4.250%, 12–7–23	$ 21	$ 21
BWAY Corp., 0.000%, 3–23–24 (M)	158	158
		179
Paper Packaging – 0.3%		
Caraustar Industries, Inc. (ICE LIBOR plus 550 bps), 6.647%, 3–9–22	285	287
Flex Acquisition Holdings, Inc. (ICE LIBOR plus 325 bps), 4.250%, 12–29–23	280	281
FPC Holdings, Inc., 0.000%, 5–27–20 (M)	1,140	1,003
Reynolds Group Holdings Ltd. (ICE LIBOR plus 300 bps), 3.982%, 2–5–23	307	308
		1,879
Specialty Chemicals – 0.2%		
Ferro Corp. (ICE LIBOR plus 250 bps), 3.536%, 2–14–24	285	286
Styrolution Group GmbH (ICE LIBOR plus 375 bps), 4.750%, 9–30–21	399	400
Versum Materials, Inc. (ICE LIBOR plus 250 bps), 3.647%, 9–30–23	269	271
		957
Total Materials – 0.8%		4,219
Real Estate		
Diversified Real Estate Activities – 0.1%		
Capital Automotive L.P. (ICE LIBOR plus 300 bps), 4.000%, 3–24–24 (E)	285	288
Hotel & Resort REITs – 0.1%		
Park Hotels & Resorts, Inc. (ICE LIBOR plus 425 bps), 4.507%, 2–9–24 (I)	GBP 600	760
Industrial REITs – 0.2%		
Avolon Holdings Ltd. (ICE LIBOR plus 275 bps), 3.728%, 1–20–22	$ 299	303
Terra Millennium Corp. (ICE LIBOR plus 625 bps), 7.250%, 10–31–22 (E)	557	554
		857
Office REITs – 0.1%		
BioMed Realty Trust, Inc. (1-Month U.S. LIBOR plus 800 bps), 8.913%, 2–9–18	111	113
iStar Financial, Inc. (ICE LIBOR plus 450 bps), 4.750%, 7–1–20	249	251
		364

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

LOANS (G) (Continued)	Principal	Value
Real Estate Operating Companies – 0.3%		
Workspace Property Trust (1-Month U.S. LIBOR plus 675 bps), 7.663%, 10–9–18	$1,500	$1,506
Retail REITs – 0.2%		
Inland Retail Real Estate Trust, Inc. (1-Month U.S. LIBOR plus 650 bps), 7.285%, 4–1–19	1,356	1,369
Specialized REITs – 0.0%		
AWAS Aviation Capital Ltd. (ICE LIBOR plus 325 bps), 4.360%, 6–10–18	206	207
Total Real Estate – 1.0%		5,351
Telecommunication Services		
Alternative Carriers – 0.1%		
Level 3 Financing, Inc., 0.000%, 2–22–24 (M)	280	280
Lightower Fiber Networks (ICE LIBOR plus 325 bps), 4.397%, 4–13–20	222	223
Zayo Group LLC (ICE LIBOR plus 200 bps), 3.500%, 1–19–21	280	281
		784
Integrated Telecommunication Services – 0.2%		
GTT Communications, Inc. (ICE LIBOR plus 400 bps), 5.000%, 1–9–24	279	283
Sprint Communications, Inc. (ICE LIBOR plus 250 bps), 3.500%, 2–2–24	570	569
		852
Total Telecommunication Services – 0.3%		1,636

LOANS (G) (Continued)	Principal	Value
Utilities		
Electric Utilities – 0.3%		
Westinghouse Electric Co. LLC, 0.000%, 3–29–18 (M)	$ 1,125	$ 1,097
Westinghouse Electric Co. LLC (ICE LIBOR plus 625 bps), 7.250%, 3–29–18	875	853
		1,950
Total Utilities – 0.3%		1,950
TOTAL LOANS – 13.5%		$76,361
(Cost: $75,874)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (N) – 9.5%		
Bemis Co., Inc., 1.130%, 4–10–17	3,000	2,999
BorgWarner, Inc.:		
1.140%, 4–4–17	5,000	4,999
1.100%, 4–13–17	3,000	2,999
Ecolab, Inc.:		
1.151%, 4–4–17	3,000	3,000
1.140%, 4–11–17	1,600	1,599
Kroger Co. (The), 1.150%, 4–3–17	6,010	6,009
Medtronic Global Holdings SCA, 1.100%, 4–10–17	5,000	4,998
Mondelez International, Inc., 1.100%, 4–7–17	3,000	2,999
NBCUniversal Enterprise, Inc., 1.220%, 4–27–17	4,000	3,996
Northern Illinois Gas Co., 1.090%, 4–6–17	4,000	3,999
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), 0.940%, 4–28–17	7,000	6,996

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (N) (Continued)		
Sysco Corp., 1.090%, 4–3–17	$ 8,798	$ 8,798
		53,391
Master Note – 2.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.190%, 4–5–17 (O)	10,903	10,903
Municipal Obligations – 0.5%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.) (BVAL plus 7 bps), 0.860%, 4–7–17 (O)	3,000	3,000
United States Government Agency Obligations – 1.0%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 0.870%, 4–7–17 (O)	5,850	5,850
TOTAL SHORT-TERM SECURITIES – 13.0%		$ 73,144
(Cost: $73,146)		
TOTAL INVESTMENT SECURITIES – 101.6%		$572,384
(Cost: $551,923)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.6)%		(8,752)
NET ASSETS – 100.0%		$563,632

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)All or a portion of securities with an aggregate value of $146 are held in collateralized accounts for OTC derivatives collateral and is governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Restricted security. At March 31, 2017, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Pinnacle Agriculture Enterprises LLC	3–10–17	233	$106	$106

The total value of this security represented 0.0% of net assets at March 31, 2017.

(E)Securities whose value was determined using significant unobservable inputs.

(F)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2017 the total value of these securities amounted to $102,575 or 18.2% of net assets.

MARCH 31, 2017 (UNAUDITED)

(G)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(H)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(I)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro and GBP - British Pound).

(J)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2017.

(K)Zero coupon bond.

(L)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(M)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(N)Rate shown is the yield to maturity at March 31, 2017.

(O)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following forward foreign currency contracts were outstanding at March 31, 2017:

Currency to be Delivered			Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	14,430	U.S. Dollar	17,870	4–21–17	Citibank N.A.	$ —	$ 217
Euro	23,502	U.S. Dollar	25,310	4–21–17	Citibank N.A.	219	—
Japanese Yen	363,735	U.S. Dollar	3,230	4–21–17	Citibank N.A.	—	39
British Pound	2,250	U.S. Dollar	2,816	6–30–17	JPMorgan Securities LLC	—	9
Euro	3,320	U.S. Dollar	3,602	6–30–17	JPMorgan Securities LLC	45	—
Canadian Dollar	300	U.S. Dollar	225	4–21–17	Morgan Stanley International	—	1
Euro	717	U.S. Dollar	774	4–21–17	Morgan Stanley International	9	—
						$273	$266

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$278,632	$ —	$ —
Preferred Stocks	—	—	106
Asset-Backed Securities	—	6,430	—
Corporate Debt Securities	—	129,886	—
Mortgage-Backed Securities	—	7,382	—
Other Government Securities	—	443	—
Loans	—	63,362	12,999
Short-Term Securities	—	73,144	—
Total	$278,632	$280,647	$ 13,105
Forward Foreign Currency Contracts	$ —	$ 273	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 266	$ —

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Preferred Stocks	Loans
Beginning Balance 10–1–16	$ —	$ 5,001
Net realized gain (loss)	—	3
Net change in unrealized appreciation (depreciation)	—*	104
Purchases	106	9,358
Sales	—	(1,365)
Amortization/Accretion of premium/discount	—	(8)
Transfers into Level 3 during the period	—	1,926
Transfers out of Level 3 during the period	—	(2,020)
Ending Balance 3–31–17	$106	$12,999
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–17	$ —*	$ 113

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended March 31, 2017, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 3–31–17	Valuation Technique(s)	Unobservable Input(s)
Assets			
Preferred Stocks	$ 106	Broker quotes	Broker quotes
Loans	12,999	Third-party vendor service	Broker quotes

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
CLO = Collateralized Loan Obligation
EURIBOR = Euro Interbank Offered Rate
GTD = Guaranteed
ICE = IntercontinentalExchange
LIBOR = London Interbank Offered Rate
PIK = Payment in kind
REIT = Real Estate Investment Trust
TB = Treasury Bill

Country Diversification

(as a % of net assets)	
United States	52.1%
United Kingdom	9.1%
France	5.7%
Netherlands	3.3%
Canada	3.1%
Japan	2.6%
Luxembourg	1.7%
Hong Kong	1.4%
Germany	1.3%
Spain	1.1%
Italy	1.0%
Other Countries	6.2%
Other+	11.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	1.6%
Financials	1.5%
Consumer Discretionary	0.1%
Consumer Staples	0.0%
Bonds	85.8%
Corporate Debt Securities	56.0%
Loans	15.7%
United States Government and Government Agency Obligations	9.3%
Other Government Securities	2.6%
Mortgage-Backed Securities	1.3%
Asset-Backed Securities	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	12.6%

Quality Weightings

Investment Grade	30.3%
AAA	0.2%
AA	9.9%
A	6.6%
BBB	13.6%
Non-Investment Grade	55.5%
BB	12.9%
B	26.7%
CCC	10.1%
Below CCC	0.1%
Non-rated	6.0%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	14.2%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	64.2%
United States	58.9%
Other North America	5.3%
Europe	12.0%
Luxembourg	3.7%
Other Europe	8.3%
South America	3.9%
Pacific Basin	3.3%
Bahamas/Caribbean	2.3%
Other	1.4%
Middle East	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	12.6%

Lipper Rankings

Category: Lipper Multi-Sector Income Funds	Rank	Percentile
1 Year	161/326	50

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Netherlands		
Consumer Discretionary – 0.1%		
Altice N.V., Class A (A)	11	$ 241
Total Netherlands – 0.1%		**241**
United States		
Financials – 1.5%		
iShares iBoxx $ High Yield Corporate Bond ETF	78	6,807
Total United States – 1.5%		**6,807**
TOTAL COMMON STOCKS – 1.6%		**$7,048**
(Cost: $6,782)		

PREFERRED STOCKS	Shares	Value
United States		
Consumer Staples – 0.0%		
Pinnacle Agriculture Enterprises LLC (A)(B)(C)	389	177
Total United States – 0.0%		**177**
TOTAL PREFERRED STOCKS – 0.0%		**$ 177**
(Cost: $177)		

ASSET-BACKED SECURITIES	Principal	Value
United States – 0.9%		
Adams Mill CLO Ltd., Series 2014-1A, Class D1 (3-Month U.S. LIBOR plus 350 bps) 4.523%, 7–15–26 (D)(E)	$400	394
Anchorage Credit Funding Ltd., Series 2015-2A, Class D 7.300%, 1–25–31 (D)	400	398
Guggenheim 1828 CLO LLC, Series 2016-1A (3-Month U.S. LIBOR plus 700 bps) 7.679%, 4–15–28 (D)(E)	400	402
Marathon CLO Ltd. and Marathon CLO LLC, Series 2015-8A, Class C (3-Month U.S. LIBOR plus 405 bps) 5.074%, 7–18–27 (D)(E)	400	391
NRZ Excess Spread Collateralized Notes, Series 2016-PLS2 5.683%, 7–25–21 (D)	529	529
NZCG Funding Ltd., Series 2015-2A, Class D (3-Month U.S. LIBOR plus 630 bps) 7.337%, 4–27–27 (D)(E)	530	528
OZLM Ltd., Series 2015–12A (3-Month U.S. LIBOR plus 370 bps) 4.739%, 4–30–27 (D)(E)	400	399
Seven Sticks CLO Ltd., Series 2016-1A (3-Month U.S. LIBOR plus 760 bps) 8.454%, 7–15–28 (D)(E)	400	402

ASSET-BACKED SECURITIES (Continued)	Principal	Value
United States (Continued)		
Sound Point CLO Ltd., Series 2016-2A, Class D (3-Month U.S. LIBOR plus 425 bps) 5.280%, 10–20–28 (D)(E)	$ 100	$ 100
TIAA Churchill Middle Market CLO I Ltd., Series 2016-1A, Class D (3-Month U.S. LIBOR plus 540 bps) 6.201%, 10–20–28 (D)(E)	250	249
		3,792
TOTAL ASSET-BACKED SECURITIES – 0.9%		**$3,792**
(Cost: $3,715)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Energy – 0.3%		
YPF Sociedad Anonima (3-Month U.S. LIBOR plus 750 bps) 8.539%, 8–15–18 (E)	1,412	1,465
Materials – 0.3%		
Alto Parana S.A. 6.375%, 6–9–17 (D)	1,260	1,266
Total Argentina – 0.6%		**2,731**
Australia		
Financials – 0.2%		
Westpac Banking Corp. 4.625%, 6–1–18	660	681
Total Australia – 0.2%		**681**
Austria		
Consumer Staples – 0.1%		
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10–28–20 (D)	600	629
Materials – 0.5%		
Bahia Sul Holdings GmbH 5.750%, 7–14–26 (D)	2,000	2,037
Total Austria – 0.6%		**2,666**
Bahrain		
Financials – 0.2%		
HDFC Bank Ltd. 3.000%, 3–6–18	750	756
Total Bahrain – 0.2%		**756**
Barbados		
Consumer Discretionary – 0.0%		
Columbus International, Inc. 7.375%, 3–30–21 (D)	200	214
Total Barbados – 0.0%		**214**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Bermuda		
Financials – 0.0%		
Ooredoo International Finance Ltd. 3.750%, 6–22–26 (D)	$ 200	$ 199
Total Bermuda – 0.0%		**199**
Brazil		
Consumer Staples – 0.2%		
BRF – Brasil Foods S.A. 3.950%, 5–22–23 (D)	1,000	939
Financials – 0.0%		
Cielo S.A. and Cielo USA, Inc. 3.750%, 11–16–22 (D)	200	193
Materials – 0.5%		
CSN Islands XII Corp. 7.000%, 9–23–49	52	36
CSN Resources S.A. 6.500%, 7–21–20	120	100
Suzano Trading Ltd. 5.875%, 1–23–21 (D)	1,000	1,065
Vale Overseas Ltd.:		
4.625%, 9–15–20	700	726
6.250%, 8–10–26	125	136
		2,063
Total Brazil – 0.7%		**3,195**
British Virgin Islands		
Financials – 0.1%		
King Power Capital Ltd. 5.625%, 11–3–24	225	249
Total British Virgin Islands – 0.1%		**249**
Canada		
Consumer Discretionary – 0.1%		
Gateway Casinos & Entertainment Ltd. 8.250%, 3–1–24 (D)	422	427
Energy – 0.6%		
EnCana Corp. 6.500%, 8–15–34	197	221
Seven Generations Energy Ltd.:		
8.250%, 5–15–20 (D)	637	665
6.750%, 5–1–23 (D)	590	617
TransCanada PipeLines Ltd. 3.800%, 10–1–20	1,000	1,047
Trinidad Drilling Ltd. 6.625%, 2–15–25 (D)	10	10
		2,560
Financials – 0.3%		
Bank of Montreal 1.800%, 7–31–18	500	501
Royal Bank of Canada 2.500%, 1–19–21	750	755
		1,256

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care – 0.3%		
Concordia Healthcare Corp.:		
9.500%, 10–21–22 (D)	$2,169	$ 477
7.000%, 4–15–23 (D)	135	26
VPII Escrow Corp.		
7.500%, 7–15–21 (D)	768	674
VRX Escrow Corp.		
5.375%, 3–15–20 (D)	350	313
		1,490
Industrials – 0.3%		
GFL Environmental, Inc.:		
7.875%, 4–1–20 (D)	800	830
9.875%, 2–1–21 (D)	290	314
Ritchie Bros. Auctioneers, Inc.		
5.375%, 1–15–25 (D)	171	175
		1,319
Information Technology – 0.7%		
Kronos Acquisition Holdings, Inc.		
9.000%, 8–15–23 (D)	2,244	2,283
OpenText Corp.		
5.875%, 6–1–26 (D)	440	461
		2,744
Materials – 0.0%		
HudBay Minerals, Inc.:		
7.250%, 1–15–23 (D)	68	72
7.625%, 1–15–25 (D)	102	111
		183
Total Canada – 2.3%		9,979
Cayman Islands		
Energy – 0.0%		
Noble Holding International Ltd.		
7.750%, 1–15–24	172	165
Financials – 0.3%		
Banco do Brasil S.A.		
6.000%, 1–22–20 (D)	1,000	1,063
Preferred Term Securities XXIV Ltd., Series A-2 (3-Month U.S. LIBOR plus 38 bps)		
1.511%, 3–22–37 (D)(E)	296	188
Preferred Term Securities XXV Ltd., Series A-2 (3-Month U.S. LIBOR plus 35 bps)		
1.481%, 6–22–37 (D)(E)	148	92
		1,343
Industrials – 0.3%		
Guanay Finance Ltd.		
6.000%, 12–15–20	1,399	1,436
Materials – 0.2%		
Fibria Overseas Finance Ltd.		
5.250%, 5–12–24	800	826
Real Estate – 0.0%		
Link Finance (Cayman) 2009 Ltd.		
2.875%, 7–21–26	200	190

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunication Services – 1.2%		
CK Hutchison International (16) Ltd.		
1.875%, 10–3–21 (D)	$2,000	$ 1,927
Hutchison Whampoa International (12) (II) Ltd.		
2.000%, 11–8–17 (D)	500	500
Sable International Finance Ltd.		
6.875%, 8–1–22 (D)	2,120	2,242
		4,669
Total Cayman Islands – 2.0%		8,629
Chile		
Materials – 0.4%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1–19–18 (D)	1,000	1,012
4.750%, 1–19–18	600	608
		1,620
Total Chile – 0.4%		1,620
China		
Financials – 0.0%		
China Construction Bank Corp.		
3.875%, 5–13–25	200	203
Information Technology – 0.5%		
Alibaba Group Holding Ltd.:		
1.625%, 11–28–17	250	250
2.500%, 11–28–19	1,500	1,507
3.600%, 11–28–24	200	201
		1,958
Real Estate – 0.0%		
Country Garden Holdings Co. Ltd.		
4.750%, 9–28–23	200	196
Total China – 0.5%		2,357
Columbia		
Financials – 0.3%		
Banco de Bogota S.A.		
5.375%, 2–19–23 (D)	1,300	1,351
Utilities – 0.2%		
Empresas Publicas de Medellin E.S.P.		
7.625%, 7–29–19 (D)	697	781
Total Columbia – 0.5%		2,132
France		
Consumer Discretionary – 0.5%		
Numericable – SFR S.A.		
7.375%, 5–1–26 (D)	2,029	2,089
Consumer Staples – 0.6%		
Danone S.A.		
3.000%, 6–15–22 (D)	900	903

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Staples (Continued)		
Pernod Ricard S.A.		
4.450%, 1–15–22 (D)	$ 1,500	$ 1,597
		2,500
Health Care – 0.0%		
HomeVi SAS (3-Month EURIBOR plus 425 bps)		
4.250%, 11–15–21 (D)(E)(F)	EUR 100	108
Telecommunication Services – 0.3%		
Orange S.A.		
1.625%, 11–3–19	$ 1,500	1,479
Total France – 1.4%		6,176
Hong Kong		
Financials – 0.0%		
China Shenua Overseas Capital Co. Ltd. (GTD by Shenhua Hong Kong Ltd.)		
3.875%, 1–20–25	200	203
Total Hong Kong – 0.0%		203
India		
Financials – 0.1%		
Indian Railway Finance Corp.		
3.417%, 10–10–17	319	321
Materials – 0.4%		
Vedanta Resources plc		
6.375%, 7–30–22 (D)	1,800	1,812
Telecommunication Services – 0.0%		
Bharti Airtel Ltd.		
4.375%, 6–10–25	200	200
Total India – 0.5%		2,333
Indonesia		
Energy – 0.0%		
PT Perusahaan Gas Negara Tbk		
5.125%, 5–16–24	200	212
Financials – 0.3%		
Bank Rakyat Indonesia		
2.950%, 3–28–18	1,000	999
Total Indonesia – 0.3%		1,211
Ireland		
Industrials – 0.1%		
Park Aerospace Holdings Ltd.		
5.250%, 8–15–22 (D)	283	294
Total Ireland – 0.1%		294

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Israel		
Energy – 0.0%		
Delek & Avner Tamar Bond Ltd.		
5.082%, 12–30–23 (D)	$ 250	$ 262
Utilities – 0.1%		
Israel Electric Corp. Ltd.		
6.875%, 6–21–23 (D)	200	232
Total Israel – 0.1%		494
Italy		
Consumer Discretionary – 0.1%		
Gamenet Group S.p.A.		
6.000%, 8–15–21 (D)(F)	EUR 200	222
Consumer Staples – 0.1%		
N&W Global Vending S.p.A.		
7.000%, 10–15–23 (D)(F)	500	557
Materials – 0.0%		
Guala Closures S.p.A. (3-Month EURIBOR plus 475 bps)		
4.445%, 11–15–21 (D)(E)(F)	100	109
Total Italy – 0.2%		888
Jamaica		
Telecommunication Services – 0.2%		
Digicel Group Ltd.:		
8.250%, 9–30–20 (D)	$ 717	615
6.000%, 4–15–21 (D)	242	220
		835
Total Jamaica – 0.2%		835
Japan		
Consumer Staples – 0.3%		
Suntory Holdings Ltd.		
2.550%, 9–29–19 (D)	1,325	1,334
Financials – 0.2%		
Mizuho Bank Ltd.		
2.450%, 4–16–19 (D)	750	754
Total Japan – 0.5%		2,088
Jersey		
Financials – 0.1%		
Mercury BondCo plc (8.250% Cash or 9.000% PIK)		
8.250%, 5–30–21 (F)(G)	EUR 218	239
Total Jersey – 0.1%		239
Luxembourg		
Consumer Discretionary – 1.8%		
Altice Financing S.A.:		
6.500%, 1–15–22 (D)	$ 100	105
6.625%, 2–15–23 (D)	1,213	1,262
7.500%, 5–15–26 (D)	$ 672	$ 714
Altice S.A.:		
7.250%, 5–15–22 (D)(F)	EUR 250	282
7.750%, 5–15–22 (D)	$ 1,525	1,618
6.250%, 2–15–25 (D)(F)	EUR 250	284
7.625%, 2–15–25 (D)	$ 800	846
Intelsat Jackson Holdings S.A.:		
7.250%, 4–1–19	324	309
9.500%, 9–30–22 (D)	814	957
8.000%, 2–15–24 (D)	554	587
Nielsen Co. (Luxembourg) S.a.r.l. (The):		
5.500%, 10–1–21 (D)	700	727
5.000%, 2–1–25 (D)	191	190
		7,881
Consumer Staples – 0.2%		
Minerva Luxembourg S.A.		
6.500%, 9–20–26 (D)	775	757
Energy – 0.1%		
Offshore Drilling Holding S.A.		
8.375%, 9–20–20 (D)(H)	600	258
Financials – 0.1%		
Camelot Finance S.A.		
7.875%, 10–15–24 (D)	200	212
Cosan Luxembourg S.A.		
7.000%, 1–20–27 (D)	200	207
Gaz Capital S.A.		
6.510%, 3–7–22	200	222
		641
Industrials – 0.3%		
Ingersoll-Rand Luxembourg Finance S.A.		
2.625%, 5–1–20	1,500	1,514
Information Technology – 0.8%		
BC Luxco 1 S.A.		
7.375%, 1–29–20 (D)	3,200	3,288
Materials – 0.0%		
ARD Finance S.A.		
7.125%, 9–15–23 (D)	200	206
Total Luxembourg – 3.3%		14,545
Macau		
Consumer Discretionary – 0.2%		
Wynn Macau Ltd.		
5.250%, 10–15–21 (D)	1,000	1,020
Total Macau – 0.2%		1,020
Malaysia		
Financials – 0.0%		
Malayan Banking Berhad		
3.905%, 10–29–26	200	201
Total Malaysia – 0.0%		201
Mexico		
Consumer Discretionary – 0.3%		
Grupo Televisa S.A.B. de C.V.		
6.000%, 5–15–18	$ 1,250	$ 1,304
Consumer Staples – 0.8%		
Coca-Cola FEMSA S.A.B. de C.V.		
2.375%, 11–26–18	750	754
Grupo Bimbo S.A.B. de C.V.:		
4.875%, 6–30–20 (D)	350	372
4.500%, 1–25–22 (D)	1,250	1,313
Kimberly-Clark de Mexico		
3.800%, 4–8–24 (D)	1,000	994
		3,433
Energy – 0.5%		
Petroleos Mexicanos		
5.500%, 2–4–19	2,000	2,101
Financials – 0.7%		
Banco Santander S.A.		
4.125%, 11–9–22 (D)	1,750	1,768
Nacional Financiera SNC		
3.375%, 11–5–20 (D)	750	760
Unifin Financiera S.A.B. de C.V. SOFOM E.N.R.		
7.250%, 9–27–23 (D)	450	455
		2,983
Real Estate – 0.0%		
Fibra Uno Administracion S.A. de CV		
5.250%, 1–30–26 (D)	200	201
Telecommunication Services – 0.2%		
Telefonos de Mexico S.A.B de C.V. (GTD by America Movil S.A.B. de C.V.)		
5.500%, 11–15–19	1,000	1,080
Total Mexico – 2.5%		11,102
Netherlands		
Consumer Discretionary – 1.1%		
Myriad International Holdings B.V.		
6.375%, 7–28–17 (D)	1,800	1,819
VTR Finance B.V.		
6.875%, 1–15–24 (D)	2,850	2,964
Ziggo Secured Finance B.V.		
5.500%, 1–15–27 (D)	220	220
		5,003
Consumer Staples – 0.5%		
MARB BondCo plc (GTD by Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Marfrig Holdings (Europe) B.V.)		
7.000%, 3–15–24 (D)	1,200	1,191
Marfrig Holdings (Europe) B.V.		
8.000%, 6–8–23 (D)	650	679
		1,870

SCHEDULE OF INVESTMENTS

IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Energy – 0.3%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):		
8.375%, 5–23–21	$ 1,155	$ 1,307
6.125%, 1–17–22	37	39
7.375%, 1–17–27	92	97
		1,443
Financials – 0.6%		
ENEL Finance International N.V.		
5.125%, 10–7–19 (D)	1,445	1,541
Rabobank Nederland		
2.500%, 1–19–21	750	751
		2,292
Health Care – 0.0%		
JLL/Delta Dutch Newco B.V.		
7.500%, 2–1–22 (D)	100	106
Industrials – 0.1%		
Alcoa Nederland Holding B.V.:		
6.750%, 9–30–24 (D)	200	215
7.000%, 9–30–26 (D)	200	217
		432
Materials – 0.6%		
Constellium N.V.:		
8.000%, 1–15–23 (D)	1,060	1,086
5.750%, 5–15–24 (D)	1,000	925
6.625%, 3–1–25 (D)	831	802
		2,813
Utilities – 0.1%		
Majapahit Holding B.V.		
7.750%, 1–20–20 (D)	400	451
Total Netherlands – 3.3%		14,410
Norway		
Financials – 0.1%		
DNB Bank ASA		
3.200%, 4–3–17 (D)	500	500
Total Norway – 0.1%		500
Panama		
Financials – 0.6%		
Banco de Credito del Peru		
2.250%, 10–25–19 (D)	500	496
Banco Latinoamericano de Comercio Exterior S.A.		
3.750%, 4–4–17 (D)	2,250	2,250
		2,746
Total Panama – 0.6%		2,746
Peru		
Energy – 0.0%		
Transportadora de Gas del Peru S.A.		
4.250%, 4–30–28 (D)	200	202

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Financials – 0.2%		
BBVA Banco Continental S.A.		
3.250%, 4–8–18 (D)	$ 500	$ 506
Total Peru – 0.2%		708
Qatar		
Energy – 0.2%		
Ras Laffan Liquefied Natural Gas Co. Ltd. II		
5.298%, 9–30–20 (D)	861	904
Total Qatar – 0.2%		904
Singapore		
Financials – 0.2%		
DBS Bank Ltd.		
3.625%, 9–21–22 (D)	750	756
Telecommunication Services – 0.3%		
TBG Global Pte. Ltd.		
4.625%, 4–3–18 (D)	1,500	1,510
Total Singapore – 0.5%		2,266
South Korea		
Financials – 0.4%		
Kookmin Bank		
2.125%, 10–21–20 (D)	750	740
Woori Bank		
2.625%, 7–20–21 (D)	750	743
		1,483
Telecommunication Services – 0.1%		
SK Broadband Co. Ltd.		
2.875%, 10–29–18	500	504
Total South Korea – 0.5%		1,987
Spain		
Utilities – 0.2%		
Abengoa Yield plc		
7.000%, 11–15–19 (D)	679	713
Total Spain – 0.2%		713
Turkey		
Financials – 0.0%		
Turkiye Is Bankasi A.S.		
5.500%, 4–21–22	200	197
Total Turkey – 0.0%		197
United Arab Emirates		
Financials – 0.2%		
ICICI Bank Ltd.		
4.700%, 2–21–18 (D)	750	767

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Utilities – 0.1%		
Abu Dhabi National Energy Co.		
2.500%, 1–12–18 (D)	$ 500	$ 501
Total United Arab Emirates – 0.3%		1,268
United Kingdom		
Consumer Staples – 0.5%		
BAT International Finance plc		
1.850%, 6–15–18 (D)	750	750
Iceland Bondco plc		
6.750%, 7–15–24 (F)	GBP 100	134
Imperial Tobacco Finance plc		
3.750%, 7–21–22 (D)	$ 1,500	1,541
		2,425
Energy – 0.3%		
KCA Deutag UK Finance plc:		
7.250%, 5–15–21 (D)	1,000	935
9.875%, 4–1–22 (D)	440	451
		1,386
Financials – 0.9%		
Arrow Global Finance plc		
5.125%, 9–15–24 (D)(F)	GBP 101	131
Barclays plc		
8.250%, 12–29–49	$ 1,300	1,366
Industrial and Commercial Bank of China Ltd.		
2.250%, 12–21–18	350	350
State Bank of India		
3.250%, 4–18–18 (D)	1,750	1,770
		3,617
Real Estate – 0.1%		
Keystone Financing plc		
9.500%, 10–15–19 (F)	GBP 212	279
Telecommunication Services – 0.0%		
Virgin Media Secured Finance plc		
5.500%, 8–15–26 (D)	$ 46	47
Total United Kingdom – 1.8%		7,754
United States		
Consumer Discretionary – 8.4%		
Acosta, Inc.		
7.750%, 10–1–22 (D)	400	340
Allison Transmission, Inc.		
5.000%, 10–1–24 (D)	98	99
Altice U.S. Finance I Corp.		
5.500%, 5–15–26 (D)	660	678
Altice U.S. Finance II Corp.		
7.750%, 7–15–25 (D)	853	943
AMC Entertainment Holdings, Inc.:		
5.875%, 11–15–26 (D)	104	105
6.125%, 5–15–27 (D)	145	146
AMC Entertainment, Inc.		
5.750%, 6–15–25	494	506
Block Communications, Inc.		
6.875%, 2–15–25 (D)	114	121

26 SEMIANNUAL REPORT 2017

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Consumer Discretionary (Continued)		
Bon-Ton Stores, Inc. (The)		
8.000%, 6–15–21	$ 782	$ 313
Cablevision Systems Corp.:		
7.750%, 4–15–18	125	130
5.875%, 9–15–22	505	509
Carlson Travel, Inc.		
6.750%, 12–15–23 (D)	495	515
CCO Holdings LLC and CCO Holdings Capital Corp.		
5.500%, 5–1–26 (D)	110	114
Cinemark USA, Inc.:		
5.125%, 12–15–22	153	156
4.875%, 6–1–23	500	505
Clear Channel Outdoor Holdings, Inc.		
6.500%, 11–15–22	1,110	1,141
Clear Channel Worldwide Holdings, Inc., Series A		
7.625%, 3–15–20	227	225
Clear Channel Worldwide Holdings, Inc., Series B		
7.625%, 3–15–20	1,925	1,942
Cumulus Media, Inc.		
7.750%, 5–1–19	200	69
DISH DBS Corp.:		
6.750%, 6–1–21	450	486
5.875%, 7–15–22	1,000	1,051
5.000%, 3–15–23	1,000	1,005
5.875%, 11–15–24	135	142
7.750%, 7–1–26	174	202
EMI Music Publishing Group North America Holdings		
7.625%, 6–15–24 (D)	244	266
Goodyear Tire & Rubber Co. (The)		
4.875%, 3–15–27	753	753
Gray Television, Inc.:		
5.125%, 10–15–24 (D)	336	332
5.875%, 7–15–26 (D)	188	191
Group 1 Automotive, Inc.		
5.000%, 6–1–22	200	202
Hanesbrands, Inc.		
4.875%, 5–15–26 (D)	250	246
Hot Topic, Inc.		
9.250%, 6–15–21 (D)	700	679
HT Intermediate Holdings Corp. (12.000% Cash or 12.750% PIK)		
12.000%, 5–15–19 (D)(G)	545	542
Jo-Ann Stores Holdings, Inc. (9.750% Cash or 10.500% PIK)		
9.750%, 10–15–19 (D)(G)	1,635	1,582
Jo-Ann Stores, Inc.		
8.125%, 3–15–19 (D)	418	417
KFC Holding Co., Pizza Hut Holdings LLC and Taco Bell of America LLC		
5.250%, 6–1–26 (D)	250	254
Lamar Media Corp.		
5.375%, 1–15–24	250	258
Laureate Education, Inc.:		
10.000%, 9–1–19	264	279
10.000%, 9–1–19 (D)(H)	4,247	4,416
MDC Partners, Inc.		
6.500%, 5–1–24 (D)	427	407

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Consumer Discretionary (Continued)		
MGM Resorts International		
8.625%, 2–1–19	$ 573	$ 629
Neptune Finco Corp.:		
10.125%, 1–15–23 (D)	828	960
10.875%, 10–15–25 (D)	848	1,020
6.625%, 10–15–25 (D)	225	245
Nexstar Escrow Corp.		
5.625%, 8–1–24 (D)	450	457
Nielsen Finance LLC and Nielsen Finance Co.		
5.000%, 4–15–22 (D)	700	716
Penske Automotive Group, Inc.		
5.500%, 5–15–26	153	150
Radio One, Inc. (GTD by TV One LLC)		
7.375%, 4–15–22 (D)	516	539
Restoration Hardware Holdings, Inc., Convertible:		
0.000%, 6–15–19 (D)(I)	468	420
0.000%, 7–15–20 (D)(I)	435	367
Scientific Games International, Inc. (GTD by Scientific Games Corp.)		
7.000%, 1–1–22 (D)	815	871
Sinclair Television Group, Inc.:		
5.875%, 3–15–26 (D)	275	282
5.125%, 2–15–27 (D)	200	193
Sirius XM Radio, Inc.:		
4.625%, 5–15–23 (D)	1,250	1,278
6.000%, 7–15–24 (D)	1,450	1,555
Sonic Automotive, Inc.		
5.000%, 5–15–23	590	573
Univision Communications, Inc.		
5.125%, 2–15–25 (D)	250	246
WaveDivision Escrow LLC and WaveDivision Escrow Corp.		
8.125%, 9–1–20 (D)	1,155	1,190
WideOpenWest Finance LLC and WideOpenWest Capital Corp.		
10.250%, 7–15–19	230	240
WMG Acquisition Corp.		
6.750%, 4–15–22 (D)	975	1,026
		35,224
Consumer Staples – 2.1%		
AdvancePierre Foods Holdings, Inc.		
5.500%, 12–15–24 (D)	561	567
Anheuser-Busch InBev S.A./N.V.		
2.650%, 2–1–21	1,500	1,511
Bunge Ltd. Finance Corp.		
3.500%, 11–24–20	1,355	1,389
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7–15–24 (D)	473	487
5.750%, 6–15–25 (D)	558	564
Lamb Weston Holdings, Inc.		
4.875%, 11–1–26 (D)	490	500
Performance Food Group, Inc.		
5.500%, 6–1–24 (D)	211	216
Philip Morris International, Inc.		
1.375%, 2–25–19	1,000	994
Post Holdings, Inc.:		
7.750%, 3–15–24 (D)	470	518
5.500%, 3–1–25 (D)	146	146

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Consumer Discretionary (Continued)		
8.000%, 7–15–25 (D)	$ 240	$ 269
5.000%, 8–15–26 (D)	129	124
5.750%, 3–1–27 (D)	146	146
Prestige Brands, Inc.		
5.375%, 12–15–21 (D)	450	460
Revlon Consumer Products Corp.		
5.750%, 2–15–21	102	102
Revlon Escrow Corp.		
6.250%, 8–1–24	64	64
Simmons Foods, Inc.		
7.875%, 10–1–21 (D)	985	1,034
U.S. Foods, Inc.		
5.875%, 6–15–24 (D)	351	364
		9,455
Energy – 1.9%		
Access Midstream Partners L.P.		
4.875%, 5–15–23	144	148
Antero Resources Corp.		
5.125%, 12–1–22	215	218
Calfrac Holdings L.P. (GTD by Calfrac Well Services Ltd.)		
7.500%, 12–1–20 (D)	343	312
California Resources Corp.		
8.000%, 12–15–22 (D)	221	180
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.)		
6.125%, 10–1–24 (D)	300	312
Diamondback Energy, Inc.		
4.750%, 11–1–24 (D)	510	513
Endeavor Energy Resources L.P.:		
7.000%, 8–15–21 (D)	2,085	2,179
8.125%, 9–15–23 (D)	500	531
Gulfport Energy Corp.:		
6.625%, 5–1–23	200	202
6.000%, 10–15–24 (D)	150	146
Laredo Petroleum, Inc.		
7.375%, 5–1–22	1,435	1,489
Newfield Exploration Co.		
5.625%, 7–1–24	150	158
Northern Tier Energy LLC and Northern Tier Finance Corp. (GTD by Northern Tier Energy L.P.)		
7.125%, 11–15–20	234	243
ONEOK, Inc.		
7.500%, 9–1–23	150	175
PBF Holding Co. LLC and PBF Finance Corp.		
8.250%, 2–15–20	725	740
PDC Energy, Inc.		
6.125%, 9–15–24 (D)	55	56
Reliance Holding USA, Inc.		
4.500%, 10–19–20 (D)	500	530
Rowan Cos., Inc. (GTD by Rowan plc)		
7.375%, 6–15–25	102	103
SESI LLC		
7.125%, 12–15–21	196	198
Williams Co., Inc. (The)		
4.550%, 6–24–24	430	434
		8,867

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Financials – 5.0%		
Australia and New Zealand Banking Group Ltd.:		
2.000%, 11–16–18	$ 500	$ 502
2.250%, 6–13–19	1,500	1,509
Balboa Merger Sub, Inc.		
11.375%, 12–1–21 (D)	1,310	1,451
Bank of America Corp.		
6.875%, 11–15–18	1,700	1,830
CEMEX Finance LLC		
9.375%, 10–12–22 (D)	2,500	2,701
CURO Financial Technologies Corp.		
12.000%, 3–1–22 (D)	202	208
Daimler Finance North America LLC		
1.375%, 8–1–17 (D)	500	500
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
3.480%, 6–1–19 (D)	500	513
5.875%, 6–15–21 (D)	80	84
5.450%, 6–15–23 (D)	54	58
7.125%, 6–15–24 (D)	80	88
6.020%, 6–15–26 (D)	108	118
E*TRADE Financial Corp.		
5.875%, 12–29–49	93	96
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.)		
2.400%, 5–9–19	1,000	1,003
GTT Escrow Corp.		
7.875%, 12–31–24 (D)	263	273
HSBC USA, Inc.:		
1.625%, 1–16–18	750	750
2.750%, 8–7–20	1,000	1,010
Hub International Ltd.		
7.875%, 10–1–21 (D)	500	521
Hyundai Capital America		
2.000%, 3–19–18 (D)	500	500
KeyBank N.A.		
2.500%, 12–15–19	1,000	1,011
National Australia Bank Ltd.		
2.000%, 1–14–19	1,500	1,503
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK)		
10.625%, 5–1–19 (D)(G)	532	442
Patriot Merger Corp.		
9.000%, 7–15–21 (D)	1,380	1,458
Provident Funding Associates L.P. and PFG Finance Corp.		
6.750%, 6–15–21 (D)	950	969
Quicken Loans, Inc.		
5.750%, 5–1–25 (D)	500	491
TMX Finance LLC and TitleMax Finance Corp.		
8.500%, 9–15–18 (D)	1,450	1,334
Wells Fargo & Co.		
7.980%, 3–29–49	1,350	1,406
		22,329
Health Care – 1.7%		
Centene Corp.		
4.750%, 5–15–22	250	257

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Health Care (Continued)		
DaVita HealthCare Partners, Inc.		
5.125%, 7–15–24	$ 100	$ 101
Fresenius U.S. Finance II, Inc.		
4.250%, 2–1–21 (D)	600	623
Greatbatch Ltd.		
9.125%, 11–1–23 (D)	531	560
HCA, Inc. (GTD by HCA Holdings, Inc.)		
5.250%, 6–15–26	115	120
IMS Health, Inc.		
5.000%, 10–15–26 (D)	200	201
Jaguar Holding Co. II and Pharmaceutical Product Development LLC		
6.375%, 8–1–23 (D)	500	522
Kinetic Concepts, Inc. and KCI USA, Inc.,		
12.500%, 11–1–21 (D)	112	124
MPH Acquisition Holdings LLC		
7.125%, 6–1–24 (D)	482	518
Surgery Center Holdings, Inc.		
8.875%, 4–15–21 (D)	757	801
Tenet Healthcare Corp.:		
6.750%, 2–1–20	1,175	1,192
7.500%, 1–1–22 (D)	59	64
8.125%, 4–1–22	1,000	1,043
Universal Hospital Services, Inc.		
7.625%, 8–15–20	1,062	1,056
		7,182
Industrials – 2.8%		
AECOM		
5.125%, 3–15–27 (D)	660	662
Ahern Rentals, Inc.		
7.375%, 5–15–23 (D)	139	120
BAE Systems Holdings, Inc.:		
6.375%, 6–1–19 (D)	750	816
2.850%, 12–15–20 (D)	344	348
Constellis Holdings LLC and Constellis Finance Corp.		
9.750%, 5–15–20 (D)	442	473
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC		
6.750%, 5–1–19 (D)	740	762
HD Supply, Inc.		
5.750%, 4–15–24 (D)	259	272
KLX, Inc.		
5.875%, 12–1–22 (D)	740	763
Lockheed Martin Corp.		
2.500%, 11–23–20	1,695	1,707
Masco Corp.		
4.375%, 4–1–26	133	138
Park Aerospace Holdings Ltd.		
5.500%, 2–15–24 (D)	377	392
Ply Gem Industries, Inc.		
6.500%, 2–1–22	500	524
Prime Security Services Borrower LLC		
9.250%, 5–15–23 (D)	1,438	1,576
Standard Industries, Inc.		
5.500%, 2–15–23 (D)	189	193
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4–15–22	134	148
6.125%, 7–15–23	172	175

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Industrials (Continued)		
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7–15–22	$ 450	$ 456
6.500%, 7–15–24	822	832
6.375%, 6–15–26	287	287
United Rentals (North America), Inc. (GTD by United Rentals, Inc.)		
5.875%, 9–15–26	151	157
WESCO Distribution, Inc. (GTD by WESCO International, Inc.)		
5.375%, 6–15–24	114	117
XPO Logistics, Inc.:		
6.500%, 6–15–22 (D)	329	345
6.125%, 9–1–23 (D)	91	95
		11,358
Information Technology – 2.7%		
Alliance Data Systems Corp.:		
6.375%, 4–1–20 (D)	235	239
5.875%, 11–1–21 (D)	207	214
5.375%, 8–1–22 (D)	1,230	1,239
Cardtronics, Inc. and Cardtronics USA, Inc.		
5.500%, 5–1–25 (D)	149	151
CDW LLC and CDW Finance Corp. (GTD by CDW Corp.)		
5.000%, 9–1–25	80	81
Ensemble S Merger Sub, Inc.		
9.000%, 9–30–23 (D)	170	179
Infor (U.S.), Inc.		
5.750%, 5–15–22 (F)	EUR 100	109
Italics Merger Sub, Inc.		
7.125%, 7–15–23 (D)	$ 2,231	2,170
JDA Escrow LLC and JDA Bond Finance, Inc.		
7.375%, 10–15–24 (D)	189	197
L-3 Communications Corp.		
5.200%, 10–15–19	750	804
Micron Technology, Inc.:		
5.875%, 2–15–22	1,090	1,139
7.500%, 9–15–23 (D)	550	614
5.500%, 2–1–25	500	519
NCR Escrow Corp.:		
5.875%, 12–15–21	575	599
6.375%, 12–15–23	595	627
Orbcomm, Inc.		
8.000%, 4–1–24	436	436
Riverbed Technolgy, Inc. and Project Homestake Merger Corp.		
8.875%, 3–1–23 (D)	548	559
West Corp.		
5.375%, 7–15–22 (D)	1,037	1,018
Western Digital Corp.:		
7.375%, 4–1–23 (D)	656	719
10.500%, 4–1–24	539	635
		12,248
Materials – 1.6%		
BakerCorp International, Inc.		
8.250%, 6–1–19	1,440	1,346
Coveris Holdings S.A.		
7.875%, 11–1–19 (D)	300	296

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Materials (Continued)		
Eagle Materials, Inc.		
4.500%, 8–1–26	$ 52	$ 52
Flex Acquisition Co., Inc.		
6.875%, 1–15–25 (D)	130	133
Hillman Group, Inc. (The)		
6.375%, 7–15–22 (D)	795	758
Kaiser Aluminum Corp.		
5.875%, 5–15–24	141	147
Kraton Polymers LLC and Kraton Polymers Capital Corp.		
7.000%, 4–15–25 (D)	210	212
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8–15–24 (D)	197	205
5.875%, 9–30–26 (D)	137	140
Pinnacle Operating Corp.		
9.000%, 5–15–23 (D)	560	558
PSPC Escrow Corp.		
6.500%, 2–1–22 (D)	343	356
PSPC Escrow II Corp.		
10.375%, 5–1–21 (D)	1,352	1,504
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A.		
5.125%, 7–15–23 (D)	536	550
Signode Industrial Group		
6.375%, 5–1–22 (D)	625	641
TPC Group, Inc.		
8.750%, 12–15–20 (D)	130	118
U.S. Steel Corp.		
8.375%, 7–1–21 (D)	72	80
Valvoline Finco Two LLC		
5.500%, 7–15–24 (D)	150	158
		7,254
Real Estate – 0.4%		
Aircastle Ltd.:		
5.500%, 2–15–22	713	765
5.000%, 4–1–23	293	308
Hub Holdings LLC and Hub Holdings Finance, Inc. (8.125% Cash or 8.875% PIK)		
8.125%, 7–15–19 (D)(G)	510	510
iStar Financial, Inc., Convertible:		
5.000%, 7–1–19	210	212
6.500%, 7–1–21	125	128
MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.)		
5.250%, 8–1–26	63	62
		1,985
Telecommunication Services – 3.3%		
American Tower Corp.		
3.400%, 2–15–19	600	614
AT&T, Inc.		
2.300%, 3–11–19	1,500	1,508
CommScope Technologies LLC (GTD by CommScope, Inc.)		
5.000%, 3–15–27 (D)	430	429
Consolidated Communications Finance II Co.		
6.500%, 10–1–22	372	357

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Telecommunication Services (Continued)		
Frontier Communications Corp.:		
8.875%, 9–15–20	$ 750	$ 791
9.250%, 7–1–21	300	303
6.250%, 9–15–21	500	465
10.500%, 9–15–22	1,231	1,246
11.000%, 9–15–25	492	477
GCI, Inc.		
6.875%, 4–15–25	575	602
Level 3 Communications, Inc.		
5.750%, 12–1–22	500	518
Level 3 Escrow II, Inc.		
5.375%, 8–15–22	709	733
Sprint Corp.:		
7.250%, 9–15–21	1,187	1,282
7.875%, 9–15–23	786	870
7.125%, 6–15–24	500	534
Sprint Nextel Corp.:		
8.375%, 8–15–17	254	260
9.000%, 11–15–18 (D)	152	165
7.000%, 8–15–20	242	260
11.500%, 11–15–21	126	158
T-Mobile USA, Inc.:		
6.464%, 4–28–19	300	301
6.731%, 4–28–22	250	259
6.000%, 4–15–24	264	281
6.500%, 1–15–26	168	184
Verizon Communications, Inc.		
6.100%, 4–15–18	1,000	1,045
Zayo Group LLC and Zayo Capital, Inc.:		
6.000%, 4–1–23	86	91
5.750%, 1–15–27 (D)	349	368
		14,101
Utilities – 0.9%		
Great Plains Energy, Inc.		
4.850%, 6–1–21	1,500	1,600
Pattern Energy Group, Inc., Convertible		
4.000%, 7–15–20	468	464
PSEG Power LLC (GTD by Nuclear, Fossil and ER&T)		
2.450%, 11–15–18	1,250	1,258
Sempra Energy		
2.850%, 11–15–20	500	506
		3,828
Total United States – 30.8%		133,831

TOTAL CORPORATE DEBT SECURITIES – 56.0%		$244,321

(Cost: $239,321)

MORTGAGE-BACKED SECURITIES

	Principal	Value
United States – 1.3%		
Avant Loans Funding Trust, Series 2015-A, Class C		
7.750%, 8–16–21 (D)	406	415
Avant, Inc., Series 2016, Class B		
7.800%, 9–15–20 (D)	400	415

MORTGAGE-BACKED SECURITIES (Continued)

	Principal	Value
United States (Continued)		
Great Wolf Trust, Commercial Mortgage Pass-Through Certificates, Series 2015-WFMZ, Class M (1-Month U.S. LIBOR plus 698.8 bps)		
7.758%, 5–15–32 (D)(E) . . . . $	390	$ 400
Madison Park Funding Ltd., Series 2012-10A, Class ER (3-Month U.S. LIBOR plus 762 bps)		
8.650%, 1–20–29 (D)(E)	675	683
MarketPlace Loan Trust, Series 2015-AV2, Class C		
7.500%, 10–15–21 (D)	279	284
Northwoods Capital XIV Ltd. and Northwoods Capital XIV LLC, Series 2014-14A, Class D (3-Month U.S. LIBOR plus 395 bps)		
4.852%, 11–12–25 (D)(E)	800	798
PNMAC GMSR Issuer Trust, Series 2017-GT1 (1-Month U.S. LIBOR plus 475 bps)		
5.732%, 2–25–50 (D)(E)	1,000	1,002
Waldorf Astoria Boca Raton Trust, Commercial Mortgage Pass-Through Certificates, Series 2016-BOCA, Class F (1-Month U.S. LIBOR plus 550 bps)		
6.270%, 6–15–29 (D)(E)	1,500	1,504
		5,501

TOTAL MORTGAGE-BACKED SECURITIES – 1.3%		$5,501

(Cost: $5,439)

OTHER GOVERNMENT SECURITIES (J)

	Principal	Value
Argentina – 0.4%		
Aeropuertos Argentina 2000 S.A.		
6.875%, 2–1–27 (D)	625	645
Republic of Argentina		
5.625%, 1–26–22 (D)	1,000	1,024
		1,669
Brazil – 0.5%		
Federative Republic of Brazil		
4.875%, 1–22–21	2,200	2,319
Columbia – 0.3%		
Republic of Colombia		
4.375%, 7–12–21	1,200	1,272
Luxembourg – 0.2%		
Amigo Luxembourg S.A.		
7.625%, 1–15–24 (D)(F) . . . . GBP	100	129
Rumo Luxembourg S.a.r.l.		
7.375%, 2–9–24 (D) . . . . $	550	566
		695
Mexico – 0.0%		
United Mexican States		
3.625%, 3–15–22	50	51

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

OTHER GOVERNMENT SECURITIES (J) (Continued)	Principal	Value
Qatar – 0.5%		
Qatar Government Bond		
2.375%, 6–2–21 (D)	$ 2,000	$ 1,978
Saudi Arabia – 0.3%		
Saudi Arabia Government Bond		
2.375%, 10–26–21 (D)	1,500	1,474
South Korea – 0.1%		
Korea Development Bank (The)		
1.500%, 1–22–18	500	499
Venezuela – 0.3%		
Corporacion Andina de Fomento		
2.000%, 5–10–19	1,500	1,496
TOTAL OTHER GOVERNMENT SECURITIES – 2.6%		$11,453
(Cost: $11,356)		

LOANS (E)	Principal	Value
Canada		
Consumer Discretionary – 0.0%		
Gateway Casinos & Entertainment Ltd. (ICE LIBOR plus 375 bps)		
4.800%, 2–22–23	139	140
Total Canada – 0.0%		140
France		
Health Care – 0.2%		
Ceva Sante Animale (3-Month EURIBOR plus 300 bps)		
3.750%, 6–30–21 (F)	EUR 436	469
Ethypharm (3-Month EURIBOR plus 500 bps)		
5.000%, 7–1–23 (F)	280	300
		769
Total France – 0.2%		769
Luxembourg		
Consumer Discretionary – 0.1%		
Eircom Finco S.a.r.l. (3-Month EURIBOR plus 400 bps)		
4.000%, 5–31–22 (F)	291	310
Formula One Holdings Ltd. and Delta Two S.a.r.l. (ICE LIBOR plus 375 bps)		
4.568%, 7–30–21	$ 305	304
		614
Total Luxembourg – 0.1%		614
United Kingdom		
Energy – 0.1%		
KCA Deutag Alpha Ltd. (ICE LIBOR plus 525 bps):		
6.750%, 5–16–20	—*	—*

LOANS (E) (Continued)	Principal	Value
Energy (Continued)		
6.307%, 5–16–20	$ 518	$ 492
		492
Real Estate – 0.1%		
Park Hotels & Resorts, Inc. (ICE LIBOR plus 425 bps)		
4.507%, 2–9–24 (F)	GBP 400	507
Total United Kingdom – 0.2%		999
United States		
Consumer Discretionary – 4.6%		
Academy Sports + Outdoors		
0.000%, 7–2–22 (K)	$ 23	17
Academy Sports + Outdoors (ICE LIBOR plus 400 bps):		
5.000%, 7–2–22	—*	—*
5.102%, 7–2–22	63	47
5.039%, 7–2–22	67	49
Academy Sports + Outdoors (ICE LIBOR plus 500 bps)		
5.000%, 7–2–22	26	19
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps)		
7.500%, 7–25–22	600	580
Asurion LLC (ICE LIBOR plus 325 bps)		
4.232%, 7–8–20	273	274
Asurion LLC (ICE LIBOR plus 750 bps)		
8.500%, 3–3–21	260	263
Badger Sportswear, Inc. (ICE LIBOR plus 450 bps)		
5.500%, 9–23–22 (C)	174	173
Beasley Broadcast Group, Inc. (ICE LIBOR plus 600 bps)		
7.000%, 11–1–23 (C)	134	136
Belk, Inc.		
0.000%, 12–10–22 (K)	159	134
Belk, Inc. (ICE LIBOR plus 475 bps)		
5.760%, 12–10–22	961	809
BJ's Wholesale Club, Inc. (ICE LIBOR plus 375 bps)		
4.750%, 1–26–24	1,250	1,220
BJ's Wholesale Club, Inc. (ICE LIBOR plus 750 bps)		
8.500%, 1–26–25	980	955
Bre Diamond Mezz 1 LLC and Bre Diamond Lessee Mezz 1 LLC (1-Month U.S. LIBOR plus 600 bps)		
7.413%, 12–8–17	2,117	2,139
Bureau Van Dijk Electronic Publishing B.V. (ICE LIBOR plus 425 bps)		
4.843%, 9–23–21 (F)	GBP 597	750
Caliber Collision Centers, Inc.		
0.000%, 2–1–24 (K)	$ 215	217
CBS Radio, Inc. (ICE LIBOR plus 350 bps)		
4.500%, 10–17–23	135	136
Charter Communicatons, Inc. (ICE LIBOR plus 200 bps)		
2.990%, 1–15–22	267	268

LOANS (E) (Continued)	Principal	Value
Consumer Discretionary (Continued)		
Cosmopolitan of Las Vegas (The) (1-Month U.S. LIBOR plus 635 bps)		
7.263%, 11–9–18	$ 1,100	$ 1,109
CSC Holdings LLC:		
0.000%, 7–15–25 (K)	52	52
0.000%, 7–17–25 (K)	163	162
Eircom Finco S.a.r.l.		
0.000%, 3–10–24 (F)(K)	EUR 250	266
Entercom Communications Corp. (ICE LIBOR plus 350 bps):		
4.500%, 11–1–23	$ 18	18
6.500%, 11–1–23	2	2
4.555%, 11–1–23	219	219
Equinox Holdings, Inc.		
0.000%, 3–2–24 (K)	215	216
Euro Garages (ICE LIBOR plus 550 bps)		
5.757%, 1–31–23 (F)	GBP 235	294
Extended Stay America, Inc. and ESH Hopitality, Inc. (ICE LIBOR plus 300 bps)		
3.482%, 8–30–23	$ 149	150
Global Cash Access Holdings, Inc. (ICE LIBOR plus 525 bps)		
6.304%, 12–19–20 (C)	197	199
GNC Holdings, Inc. (ICE LIBOR plus 250 bps)		
3.490%, 3–4–19	259	221
Hargray Communications Corp.		
0.000%, 3–24–24 (K)	215	215
Hotel del Coronado (1-Month U.S. LIBOR plus 600 bps)		
6.913%, 12–9–17	540	545
Hudson Delano Senior Mezz LLC (1-Month U.S. LIBOR plus 650 bps)		
7.413%, 2–9–20	1,300	1,306
J.C. Penney Co., Inc. (ICE LIBOR plus 425 bps)		
5.304%, 6–23–23	257	255
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps)		
6.256%, 10–21–23	394	387
KIK Custom Products, Inc.		
0.000%, 11–19–21 (K)	53	53
KIK Custom Products, Inc. (ICE LIBOR plus 450 bps)		
5.653%, 8–26–22	571	579
KIK Custom Products, Inc. (ICE LIBOR plus 475 bps)		
5.250%, 11–19–21	276	276
Learfield Communications, Inc. (ICE LIBOR plus 325 bps)		
4.250%, 12–1–23 (C)	150	151
Leslie's Poolmart, Inc. (ICE LIBOR plus 425 bps)		
4.774%, 8–16–23	199	200
Mister Car Wash Holdings, Inc. (ICE LIBOR plus 425 bps):		
5.270%, 8–21–21	63	63
5.250%, 8–21–21	313	315
Nexstar Broadcasting Group, Inc. (ICE LIBOR plus 300 bps)		
3.943%, 1–17–24	219	222

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

LOANS (E) (Continued)	Principal	Value
Consumer Discretionary (Continued)		
NPC International, Inc.:		
0.000%, 3–30–24 (K)	$ 149	$ 150
0.000%, 3–30–25 (C)(K)	468	472
Oak Parent, Inc. (ICE LIBOR plus 450 bps)		
5.500%, 10–26–23	189	190
Penn National Gaming, Inc. (ICE LIBOR plus 250 bps)		
3.524%, 1–19–24	220	221
PETCO Animal Supplies, Inc.		
0.000%, 1–26–23 (K)	11	10
PETCO Animal Supplies, Inc. (ICE LIBOR plus 325 bps)		
4.287%, 1–26–23	252	237
PNK Entertainment, Inc. (ICE LIBOR plus 300 bps)		
3.990%, 4–28–23	63	64
Scientific Games Corp. (ICE LIBOR plus 400 bps):		
4.943%, 10–1–21	1	1
4.846%, 10–1–21	209	211
SeaWorld Entertainment, Inc. (ICE LIBOR plus 225 bps)		
3.248%, 5–14–20	257	256
Serta Simmons Bedding LLC (ICE LIBOR plus 350 bps)		
4.538%, 11–8–23	240	241
Serta Simmons Bedding LLC (ICE LIBOR plus 800 bps)		
9.038%, 11–8–24	759	761
Talbots, Inc. (The) (ICE LIBOR plus 450 bps)		
5.500%, 3–19–20	703	627
Talbots, Inc. (The) (ICE LIBOR plus 850 bps)		
9.500%, 3–19–21	600	510
Tectum Holdings, Inc. (ICE LIBOR plus 475 bps):		
5.897%, 8–10–23	43	43
5.802%, 8–10–23	156	158
Thomson Reuters Corp. (ICE LIBOR plus 375 bps)		
4.750%, 10–3–23	100	100
Travel Leaders Group LLC (ICE LIBOR plus 525 bps)		
6.232%, 1–19–24	272	275
True Religion Apparel, Inc. (ICE LIBOR plus 487.5 bps)		
6.022%, 7–30–19	523	110
		20,298
Consumer Staples – 0.4%		
Albertsons Cos. LLC (ICE LIBOR plus 325 bps)		
4.302%, 6–23–23	172	173
Chefs' Warehouse, Inc. (The) (ICE LIBOR plus 575 bps)		
6.750%, 6–22–22	445	449
Constellation Brands, Inc. (ICE LIBOR plus 375 bps)		
4.887%, 12–16–23	150	151
Dole Food Co., Inc.		
0.000%, 3–24–24 (K)	215	216

LOANS (E) (Continued)	Principal	Value
Consumer Staples (Continued)		
Prestige Brands, Inc. (ICE LIBOR plus 275 bps)		
3.732%, 1–26–24	$ 208	$ 210
Revlon Consumer Products Corp. (ICE LIBOR plus 350 bps)		
4.482%, 9–7–23	318	318
Shearer's Foods LLC (ICE LIBOR plus 675 bps)		
7.897%, 6–30–22 (C)	500	485
V Group, Inc.		
0.000%, 3–9–24 (K)	215	215
		2,217
Energy – 1.0%		
Chesapeake Energy Corp. (ICE LIBOR plus 750 bps)		
8.553%, 8–23–21	1,302	1,385
Foresight Energy LLC		
0.000%, 3–16–22 (K)	1,362	1,325
Peabody Energy Corp.		
0.000%, 9–24–18 (K)	430	436
Westmoreland Coal Co. (ICE LIBOR plus 650 bps)		
7.647%, 12–16–20 (C)	995	918
		4,064
Financials – 1.2%		
Alliant Holdings Intermediate LLC (ICE LIBOR plus 350 bps)		
4.387%, 8–14–22	248	249
AmWINS Group, Inc. (ICE LIBOR plus 275 bps)		
3.750%, 1–25–24	214	214
AqGen Island Intermediate Holdings, Inc. (ICE LIBOR plus 400 bps)		
5.024%, 12–3–22	301	303
ASP Henry Merger Sub, Inc. (ICE LIBOR plus 450 bps)		
5.500%, 9–30–23	150	152
Bre RC Mezz 1 LLC and Bre RC Exeter Mezz 1 LLC (1-Month U.S. LIBOR plus 700 bps)		
7.913%, 5–24–18	858	863
Brightwood Capital Advisors LLC (1-Month U.S. LIBOR plus 495 bps)		
5.640%, 4–29–23	530	543
CRCI Holdings, Inc. (ICE LIBOR plus 550 bps)		
6.647%, 8–31–23	225	224
Dubai World Group (2.000% Cash or 3.750% PIK):		
0.000%, 9–30–22 (G)(K)	86	75
2.000%, 9–30–22 (G)	197	173
Edelman Financial Center LLC (ICE LIBOR plus 550 bps)		
6.515%, 12–16–22	277	277
Helix Gen Funding LLC		
0.000%, 3–10–24 (K)	215	218
Institutional Shareholder Services, Inc. (ICE LIBOR plus 450 bps)		
5.606%, 4–30–21 (C)	589	590
NFP Corp. (ICE LIBOR plus 350 bps)		
4.647%, 1–8–24	388	392

LOANS (E) (Continued)	Principal	Value
Financials (Continued)		
TKC Holdings, Inc. (ICE LIBOR plus 375 bps)		
4.750%, 2–1–23	$ 215	$ 217
TransUnion (ICE LIBOR plus 275 bps)		
3.482%, 4–9–21	139	140
Vertiv Intermediate Holding Corp. (ICE LIBOR plus 400 bps):		
5.000%, 11–30–23	49	49
5.039%, 11–30–23	169	170
Ziggo Secured Finance B.V. (ICE LIBOR plus 250 bps)		
3.412%, 4–25–25	215	215
		5,064
Health Care – 1.3%		
Avantor Performance Materials Holdings, Inc.		
0.000%, 3–10–24 (K)	9	9
Avantor Performance Materials Holdings, Inc. (ICE LIBOR plus 400 bps)		
5.000%, 3–9–24	206	207
BioClinica Holding I L.P. (ICE LIBOR plus 425 bps)		
5.250%, 10–20–23	150	151
Change Healthcare Holdings LLC		
0.000%, 3–1–24 (K)	296	297
eResearch Technology, Inc. (ICE LIBOR plus 500 bps)		
6.035%, 5–3–23	631	637
Ethypharm		
0.000%, 7–21–23 (F)(K)	GBP 500	630
ExamWorks Group, Inc. (ICE LIBOR plus 325 bps)		
4.232%, 7–27–23	$ 249	250
Genoa LLC (ICE LIBOR plus 375 bps)		
4.897%, 10–28–23	249	250
Lantheus Medical Imaging, Inc.		
0.000%, 6–30–22 (C)(K)	215	215
Patterson Medical Holdings, Inc. (ICE LIBOR plus 475 bps)		
5.750%, 8–28–22	250	252
Pharmaceutical Product Development, Inc. (ICE LIBOR plus 325 bps):		
4.397%, 8–18–22	132	132
4.250%, 8–18–22	117	117
QuintilesIMS, Inc. (3-Month EURIBOR plus 200 bps)		
2.750%, 3–6–24 (F)	EUR 249	266
SavaSeniorCare LLC (1-Month U.S. LIBOR plus 730 bps)		
8.213%, 10–11–18	$ 1,250	1,253
Schumacher Group (ICE LIBOR plus 400 bps)		
5.000%, 7–31–22	286	286
Select Medical Corp. (ICE LIBOR plus 350 bps)		
4.500%, 3–6–24	220	222
Team Health Holdings, Inc. (ICE LIBOR plus 275 bps)		
3.750%, 2–6–24	151	149

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

LOANS (E) (Continued)	Principal	Value
Health Care (Continued)		
Valeant Pharmaceuticals International, Inc.		
0.000%, 4–1–22 (K)	$ 3	$ 3
Valeant Pharmaceuticals International, Inc. (ICE LIBOR plus 475 bps)		
5.570%, 4–1–22	152	152
		5,478
Industrials – 1.9%		
Air Canada (ICE LIBOR plus 275 bps)		
3.755%, 10–6–23	270	271
American Residential Services LLC		
0.000%, 6–30–21 (C)(K)	285	284
Arctic Glacier USA, Inc. (ICE LIBOR plus 425 bps)		
5.250%, 3–13–24	215	217
C.H.I. Overhead Doors, Inc. (ICE LIBOR plus 375 bps)		
4.250%, 7–31–22	448	447
Carrix, Inc. (1-Month U.S. LIBOR plus 350 bps)		
5.500%, 1–7–19	222	218
Casella Waste Systems, Inc. (ICE LIBOR plus 300 bps)		
3.943%, 10–17–23	150	150
Cast & Crew Payroll LLC (ICE LIBOR plus 350 bps)		
4.650%, 8–3–22	376	377
Cole-Palmer Instrument Co. LLC		
0.000%, 3–21–24 (K)	22	22
CPI International, Inc.		
0.000%, 4–7–21 (K)	215	217
Crosby Worldwide Ltd. (ICE LIBOR plus 300 bps)		
4.052%, 11–22–20	185	170
Dynacast International LLC (ICE LIBOR plus 850 bps)		
9.500%, 1–30–23 (C)	683	682
Engility Holdings, Inc. and Engility Corp. (ICE LIBOR plus 425 bps)		
4.232%, 8–12–20	59	59
Engility Holdings, Inc. and Engility Corp. (ICE LIBOR plus 475 bps)		
4.750%, 8–12–23	122	122
Engility Holdings, Inc. and Engility Corp. (Prime rate plus 275 bps)		
6.750%, 8–12–23	1	1
GCA Services Group, Inc. (ICE LIBOR plus 475 bps):		
6.040%, 3–1–23	58	58
6.009%, 3–1–23	66	66
5.774%, 3–1–23	73	73
6.068%, 3–1–23	69	70
IMG Worldwide, Inc. (ICE LIBOR plus 425 bps):		
4.250%, 5–6–21	1	1
4.290%, 5–6–21	302	303
Information Resources, Inc. (ICE LIBOR plus 425 bps)		
5.250%, 1–18–23	215	217
IPS Structural Adhesives Holdings, Inc. and IPS Intermediate Holdings, Inc. (ICE LIBOR plus 525 bps)		
6.250%, 12–20–23(C)	236	238

LOANS (E) (Continued)	Principal	Value
Industrials (Continued)		
K&G Engineering, Inc. (ICE LIBOR plus 475 bps)		
5.750%, 10–20–23 (C)	$ 374	$ 375
Morsco, Inc. (ICE LIBOR plus 700 bps)		
8.000%, 10–31–23	99	100
Oasis Outsourcing Holdings, Inc. (ICE LIBOR plus 475 bps)		
5.750%, 12–24–21 (C)	496	497
PAE Holding Corp. (ICE LIBOR plus 550 bps)		
6.500%, 10–20–22	839	846
PAE Holding Corp. (ICE LIBOR plus 950 bps)		
10.500%, 10–20–23	75	75
Pike Corp. (ICE LIBOR plus 375 bps)		
4.750%, 3–10–24	285	288
Power Products LLC (ICE LIBOR plus 450 bps)		
5.530%, 3–10–23	430	433
Solera LLC and Solera Finance, Inc. (ICE LIBOR plus 475 bps)		
4.250%, 3–3–23	487	488
TMK Hawk Parent Corp. (ICE LIBOR plus 400 bps)		
5.000%, 10–1–21	323	325
Tronair, Inc. (1-Month U.S. LIBOR plus 475 bps)		
5.856%, 9–8–23 (C)	149	148
Tronair, Inc. (Prime rate plus 375 bps)		
8.500%, 9–8–23 (C)	—*	—*
U.S. Security Associates Holdings, Inc. (ICE LIBOR plus 500 bps)		
6.024%, 7–14–23	249	252
United Site Services, Inc.		
0.000%, 8–11–23 (K)	16	16
United Site Services, Inc. (3-Month U.S. LIBOR plus 450 bps)		
7.500%, 8–11–23	1	1
United Site Services, Inc. (4-Month U.S. LIBOR plus 450 bps)		
7.500%, 8–11–23	—*	—*
United Site Services, Inc. (ICE LIBOR plus 450 bps)		
5.500%, 8–11–23	282	284
Verisure Holding AB (3-Month EURIBOR plus 325 bps)		
3.750%, 12–5–23 (F)	EUR 260	279
		8,670
Information Technology – 2.5%		
Ancestry.com LLC (ICE LIBOR plus 825 bps)		
9.270%, 10–19–24	$ 225	230
Applied Systems, Inc. (ICE LIBOR plus 650 bps)		
7.647%, 1–23–22	1,236	1,243
Aptean Holdings, Inc. (ICE LIBOR plus 500 bps)		
6.000%, 12–19–22	220	223
CCC Information Services, Inc.:		
0.000%, 3–31–24 (C)(K)	215	216
0.000%, 3–31–25 (C)(K)	215	217

LOANS (E) (Continued)	Principal	Value
Information Technology (Continued)		
Ciena Corp. (ICE LIBOR plus 250 bps)		
3.478%, 1–30–22 (C)	$ 210	$ 211
Colorado Buyer, Inc.:		
0.000%, 3–15–24 (K)	215	216
0.000%, 3–15–25 (K)	167	168
First Data Corp. (ICE LIBOR plus 300 bps)		
3.984%, 3–24–21	245	247
FirstLight Fiber (3-Month U.S. LIBOR plus 500 bps)		
6.320%, 8–29–21 (C)	150	150
FirstLight Fiber (ICE LIBOR plus 500 bps)		
6.320%, 9–7–21 (C)	200	200
Global Tel Link Corp. (ICE LIBOR plus 775 bps)		
9.000%, 11–20–20	130	129
Infor, Inc. and Infor (U.S.), Inc. (ICE LIBOR plus 275 bps)		
3.897%, 2–2–22	202	202
LANDesk Group, Inc. (ICE LIBOR plus 425 bps)		
5.250%, 1–19–24	228	229
Micron Technology, Inc. (ICE LIBOR plus 375 bps)		
4.740%, 4–26–22	258	259
Ministry Brands LLC (1-Month U.S. LIBOR plus 500 bps)		
6.000%, 9–30–22	250	248
Ministry Brands LLC (ICE LIBOR plus 500 bps)		
6.000%, 12–30–17	69	69
Misys plc and Magic Newco LLC		
12.000%, 6–12–19 (C)	2,575	2,696
Optiv, Inc. (ICE LIBOR plus 325 bps)		
4.250%, 2–1–24	166	167
Optiv, Inc. (ICE LIBOR plus 725 bps)		
8.250%, 2–1–25	75	76
SnapAv LLC (ICE LIBOR plus 500 bps)		
6.156%, 12–21–22 (C)	222	220
Survey Sampling International (ICE LIBOR plus 500 bps)		
6.000%, 12–16–20	337	337
Synchronoss Technologies, Inc. (ICE LIBOR plus 275 bps)		
4.082%, 1–19–24	220	219
TIBCO Software, Inc. (ICE LIBOR plus 450 bps)		
5.500%, 12–4–20	629	635
TravelCLICK, Inc. & TCH-2 Holdings LLC (ICE LIBOR plus 450 bps)		
5.500%, 5–12–21 (C)	524	529
Triple Point Group Holdings, Inc.		
0.000%, 7–13–20 (K)	215	200
Vertafore, Inc. (ICE LIBOR plus 325 bps)		
4.250%, 6–17–23	231	232
Vision Solutions, Inc. (1-Month U.S. LIBOR plus 650 bps):		
7.500%, 6–16–22	3	3
7.637%, 6–16–22	477	476
		10,247

LOANS (E) (Continued)	Principal	Value
Materials – 0.7%		
Anchor Glass Container Corp. (ICE LIBOR plus 325 bps)		
4.250%, 12–7–23	$ 17	$ 17
Associated Asphalt Partners LLC		
0.000%, 3–30–24 (K)	215	216
BWAY Corp.		
0.000%, 3–23–24 (K)	119	119
Caraustar Industries, Inc. (ICE LIBOR plus 550 bps)		
6.647%, 3–9–22	215	217
Chromaflo Technologies Corp. (ICE LIBOR plus 400 bps)		
5.000%, 11–18–23	99	101
Ferro Corp. (ICE LIBOR plus 250 bps)		
3.536%, 2–14–24	215	216
Flex Acquisition Holdings, Inc. (ICE LIBOR plus 325 bps)		
4.250%, 12–29–23	220	221
FPC Holdings, Inc.		
0.000%, 5–27–20 (K)	1,200	1,055
ILPEA Parent, Inc. (ICE LIBOR plus 550 bps)		
6.500%, 3–2–23 (C)	405	402
Niacet Corp. (EURIBOR plus 450 bps)		
5.500%, 2–1–24 (F)	EUR 74	80
Niacet Corp. (ICE LIBOR plus 450 bps)		
5.647%, 2–1–24 (C)	$ 136	136
Reynolds Group Holdings Ltd. (ICE LIBOR plus 300 bps)		
3.982%, 2–5–23	131	132
Styrolution Group GmbH (ICE LIBOR plus 375 bps)		
4.750%, 9–30–21	100	100
Versum Materials, Inc. (ICE LIBOR plus 250 bps)		
3.647%, 9–30–23	229	231
		3,243
Real Estate – 1.0%		
Avolon Holdings Ltd. (ICE LIBOR plus 275 bps)		
3.728%, 1–20–22	226	229
AWAS Aviation Capital Ltd. (ICE LIBOR plus 325 bps)		
4.360%, 6–10–18	223	224
BioMed Realty Trust, Inc. (1-Month U.S. LIBOR plus 800 bps)		
8.913%, 2–9–18	122	124
Capital Automotive L.P. (ICE LIBOR plus 300 bps)		
4.000%, 3–24–24 (C)	215	217
Inland Retail Real Estate Trust, Inc. (1-Month U.S. LIBOR plus 650 bps)		
7.285%, 4–1–19	1,550	1,564
iStar Financial, Inc. (ICE LIBOR plus 450 bps)		
4.750%, 7–1–20	249	251
Terra Millennium Corp. (ICE LIBOR plus 625 bps)		
7.250%, 10–31–22 (C)	437	435

LOANS (E) (Continued)	Principal	Value
Real Estate (Continued)		
Workspace Property Trust (1-Month U.S. LIBOR plus 675 bps)		
7.663%, 10–9–18	$1,000	$ 1,004
		4,048
Telecommunication Services – 0.3%		
GTT Communications, Inc. (ICE LIBOR plus 400 bps)		
5.000%, 1–9–24	219	222
Level 3 Financing, Inc.		
0.000%, 2–22–24 (K)	220	220
Lightower Fiber Networks (ICE LIBOR plus 325 bps)		
4.397%, 4–13–20	271	273
Sprint Communications, Inc. (ICE LIBOR plus 250 bps)		
3.500%, 2–2–24	430	430
Zayo Group LLC (ICE LIBOR plus 200 bps)		
3.500%, 1–19–21	220	221
		1,366
Utilities – 0.3%		
Westinghouse Electric Co. LLC		
0.000%, 3–29–18 (K)	844	823
Westinghouse Electric Co. LLC (ICE LIBOR plus 625 bps)		
7.250%, 3–29–18	656	640
		1,463
Total United States – 15.2%		66,158
TOTAL LOANS – 15.7%		$68,680

(Cost: $68,296)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States – 2.8%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
2.699%, 5–25–18	1,474	1,491
3.742%, 4–25–45 (D)	1,800	1,844
3.365%, 5–25–45 (D)	1,185	1,209
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Year U.S. Treasury index plus 400 bps)		
4.882%, 7–25–44 (D)(E)	2,150	2,210
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index):		
3.752%, 2–25–45 (D)(E)	500	511
3.563%, 8–25–45 (D)(E)	350	357
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates		
2.500%, 6–15–39	1,205	1,220
Federal National Mortgage Association Agency REMIC/CMO:		
2.990%, 11–1–18	298	304
2.000%, 4–25–40	1,409	1,401

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
United States (Continued)		
3.000%, 2–25–44	$ 272	$ 280
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.490%, 5–1–19	475	495
4.646%, 7–1–20	574	605
Government National Mortgage Association Fixed Rate Pass-Through Certificates		
3.500%, 4–20–34	195	201
		12,128
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 2.8%		$ 12,128

(Cost: $12,231)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
United States – 6.5%		
U.S. Treasury Bonds		
2.250%, 11–15–25	7,350	7,285
U.S. Treasury Notes:		
0.625%, 9–30–17	5,850	5,842
1.125%, 1–15–19	5,750	5,739
1.125%, 2–28–19	4,000	3,991
1.375%, 9–30–20	5,350	5,296
		28,153
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 6.5%		$28,153

(Cost: $28,418)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (L) – 11.0%		
BorgWarner, Inc.		
1.100%, 4–13–17	8,000	7,997
Campbell Soup Co.		
1.180%, 4–25–17	2,100	2,098
CVS Health Corp.		
1.130%, 4–10–17	5,000	4,998
Ecolab, Inc.		
1.170%, 4–17–17	5,000	4,997
Kroger Co. (The)		
1.150%, 4–3–17	7,138	7,137
Mondelez International, Inc.		
1.100%, 4–7–17	3,000	2,999
NBCUniversal Enterprise, Inc.		
1.220%, 4–27–17	7,000	6,994
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia)		
0.870%, 4–14–17	7,000	6,998
Sysco Corp.		
1.090%, 4–3–17	4,043	4,043
		48,261
Master Note – 1.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
1.190%, 4–5–17 (M)	6,384	6,384

MARCH 31, 2017 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 1.3%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate)		
0.870%, 4–7–17 (M)	$5,600	$ 5,600
TOTAL SHORT-TERM SECURITIES – 13.8%		$ 60,245
(Cost: $60,247)		
TOTAL INVESTMENT SECURITIES – 101.2%		$ 441,498
(Cost: $435,982)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.2)%		(5,035)
NET ASSETS – 100.0%		$436,463

Notes to Schedule of Investments

  *Not shown due to rounding.

 (A) No dividends were paid during the preceding 12 months.

 (B) Restricted security. At March 31, 2017, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Pinnacle Agriculture Enterprises LLC	3–10–17	389	$177	$177

  The total value of this security represented 0.0% of net assets at March 31, 2017.

 (C) Securities whose value was determined using significant unobservable inputs.

 (D) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2017 the total value of these securities amounted to $173,644 or 39.8% of net assets.

 (E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

 (F) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro and GBP - British Pound).

 (G) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

 (H) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2017.

 (I) Zero coupon bond.

 (J) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

 (K) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

 (L) Rate shown is the yield to maturity at March 31, 2017.

 (M) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

MARCH 31, 2017 (UNAUDITED)

The following forward foreign currency contracts were outstanding at March 31, 2017:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	2,050	U.S. Dollar	2,566	6–30–17	JPMorgan Securities LLC	$ —	$ 8
Euro	2,920	U.S. Dollar	3,168	6–30–17	JPMorgan Securities LLC	39	—
Canadian Dollar	500	U.S. Dollar	375	4–21–17	Morgan Stanley International	—	1
Euro	752	U.S. Dollar	812	4–21–17	Morgan Stanley International	9	—
						$48	$ 9

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$7,048	$ —	$ —
Preferred Stocks	—	—	177
Asset-Backed Securities	—	3,792	—
Corporate Debt Securities	—	244,321	—
Mortgage-Backed Securities	—	5,501	—
Other Government Securities	—	11,453	—
Loans	—	57,488	11,192
United States Government Agency Obligations	—	12,128	—
United States Government Obligations	—	28,153	—
Short-Term Securities	—	60,245	—
Total	$7,048	$423,081	$11,369
Forward Foreign Currency Contracts	$ —	$ 48	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 9	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Preferred Stocks	Loans
Beginning Balance 10-1-16	$ —	$4,600
Net realized gain (loss)	—	2
Net change in unrealized appreciation (depreciation)	—*	87
Purchases	177	7,591
Sales	—	(1,055)
Amortization/Accretion of premium/discount	—	(12)
Transfers into Level 3 during the period	—	1,440
Transfers out of Level 3 during the period	—	(1,461)
Ending Balance 3-31-17	$177	$11,192
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-17	$ —*	$ 97

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended March 31, 2017, there were no transfers between Levels 1 and 2.

MARCH 31, 2017 (UNAUDITED)

Information about Level 3 fair value measurements:

	Fair Value at 3–31–17	Valuation Technique(s)	Unobservable Input(s)
Assets			
Preferred Stocks	$ 177	Broker quotes	Broker quotes
Loans	11,192	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

CLO = Collateralized Loan Obligation
CMO = Collateralized Mortgage Obligation
EURIBOR = Euro Interbank Offered Rate
GTD = Guaranteed
ICE = IntercontinentalExchange
LIBOR = London Interbank Offered Rate
PIK = Payment in kind
REMIC = Real Estate Mortgage Investment Conduit
TB = Treasury Bill

Market Sector Diversification

(as a % of net assets)

Consumer Discretionary	17.4%
Financials	16.0%
United States Government and Government Agency Obligations	9.3%
Information Technology	7.2%
Telecommunication Services	5.9%
Consumer Staples	5.9%
Industrials	5.7%
Energy	5.3%
Materials	5.2%
Health Care	3.4%
Other Government Securities	2.6%
Utilities	1.9%
Real Estate	1.6%
Other+	12.6%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND

Asset Allocation

Bonds	89.9%
Municipal Bonds	89.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	10.1%

Quality Weightings

Investment Grade	41.8%
AA	13.0%
A	4.3%
BBB	24.5%
Non-Investment Grade	48.1%
BB	7.1%
B	5.2%
Below CCC	2.7%
Non-rated	33.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	10.1%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
California – 84.7%		
CA Cnty Tob Securitization Agy, Tob Stlmt Asset-Bkd Bonds (Stanislaus Cnty Tob Funding Corp.), Ser 2006, 0.000%, 6–1–55 (A)	$1,500	$ 54
CA Edu Fac Auth, Rev Bonds (Loma Linda Univ), Ser 2017A, 5.000%, 4–1–47	300	331
CA Muni Fin Auth, Rev Bonds (CA Baptist Univ), Ser 2016A, 5.000%, 11–1–46	500	503
CA Muni Fin Auth, Rev Bonds (NorthBay Hlthcare Group), Ser 2017A, 5.000%, 11–1–47	425	452
CA Pollutn Ctl Fin Auth, Water Furnishing Rev Bonds (Poseidon Res (Channelside) L.P. Desalination Proj), Ser 2012, 5.000%, 11–21–45	250	251
CA Sch Fin Auth, Charter Sch Rev Bonds (Ace Charter Sch – Oblig Group), Ser 2016A, 5.000%, 6–1–52	300	272
CA Sch Fin Auth, Charter Sch Rev Bonds (Encore Edu Oblig Group), Ser 2016A, 5.000%, 6–1–52	300	274
CA Sch Fin Auth, Charter Sch Rev Bonds (Rocketship Edu – Oblig Group), Ser 2017A, 5.250%, 6–1–52	250	250
CA Sch Fin Auth, Charter Sch Rev Rfdg Bonds (Aspire Pub Sch – Oblig Group), Ser 2016, 5.000%, 8–1–41	250	263
CA Sch Fin Auth, Sch Fac Rev Bonds (Alliance for College-Ready Pub Sch Proj), Ser 2016C, 5.000%, 7–1–31	250	268
CA Sch Fin Auth, Sch Fac Rev Bonds (Granada Hills Charter High Sch Oblig Group), Ser 2017A, 5.000%, 7–1–48	350	361
CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A, 5.250%, 12–1–56	250	265
CA Statewide Comnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2014A, 5.250%, 12–1–44	250	266
CA Statewide Comnty Dev Auth, Sch Fac Rev Bonds (Alliance for College Ready Pub Sch - 47th and Main Proj), Ser 2012A, 6.375%, 7–1–47	100	110
CA Various Purp GO Bonds, 5.000%, 9–1–46	500	570
Chino Pub Fin Auth, Local Agy Rfdg Bonds, Ser 2016A, 3.500%, 9–1–43	250	217

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2017A-1, 5.000%, 6–1–29 (B)	$750	$869
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.000%, 6–1–33	100	100
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1 Sr Current Interest Bonds, 5.750%, 6–1–47	470	470
Los Angeles, CA, Dept of Arpts, Los Angeles Intl Arpt Sub Rev Bonds, Ser 2016B, 5.000%, 5–15–46	300	334
M-S-R Energy Auth, Gas Rev Bonds, Ser 2009C, 7.000%, 11–1–34	300	414
Murrieta, CA, Cmnty Fac Dist No. 2005-5, Spl Tax Bonds (Golden City), Ser 2017A, 5.000%, 9–1–46	300	319
Ontario, CA, Cmnty Fac Dist No. 28, Spl Tax Bonds (New Haven Fac – Area A), Ser 2017:		
5.000%, 9–1–42	130	136
5.000%, 9–1–47	230	240
Oro Grande Elem Sch Dist, Cert of Part, Ser 2013, 5.000%, 9–15–27	40	44
Palamar Hlth, Rfdg Rev Bonds, Ser 2016:		
4.000%, 11–1–39	175	163
5.000%, 11–1–39	500	529
Poway Unif Sch Dist, Spl Tax Bonds (Cmnty Fac Dist No. 15 Del Sur East Impvt Area C), Ser 2016, 5.000%, 9–1–46	250	271
Redev Agy of the City of San Jose, Merged Area Redev Proj Tax Alloc Bonds, Ser 2007B, 4.250%, 8–1–36	250	250
Sacramento, CA, Spl Tax Bonds (Natomas Cent Comnty Fac), Ser 2016, 5.000%, 9–1–41	250	267
San Bernardino, CA, Cmnty Fac Dist No. 2006-1 (Lytle Creek North), Impvt Area No. 4 Spl Tax Bonds, Ser 2016, 4.000%, 9–1–42	250	232
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12–1–41	100	116
San Francisco City and Cnty Pub Util Comsn, Water Rev Bonds, Ser 2016AB, 4.000%, 11–1–39	250	257

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
San Jose, CA, Arpt Rev Rfdg Bonds, Ser 2017A, 5.000%, 3–1–47 (B)	$200	$ 221
Successor Agy to the Redev Agy of the City of Tulare, Tax Alloc Rfdg Bonds, Ser 2017A (Insured by BAMAC), 4.000%, 8–1–40	250	248
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37	250	250
William S. Hart Union High Sch Dist, Cmnty Fac Dist No. 2015-1 Spl Tax Bonds, Ser 2017, 5.000%, 9–1–47	300	319
		10,756
Puerto Rico – 4.5%		
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2011C, 5.750%, 7–1–36 (C)	85	50
PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A, 5.125%, 7–1–37	50	38
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7–1–44	250	191
PR Elec Power Auth, Power Rev Rfdg Bonds, Ser VV (Insured by FGIC), 5.250%, 7–1–35	60	63
PR Elec Power Auth, Power Rev Rfdg Bonds, Ser VV (Insured by MBIA), 5.250%, 7–1–29	60	63
PR Hwy and Trans Auth, Trans Rev Rfdg Bonds, Ser 2007N, 5.250%, 7–1–32	95	100
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, Sr Ser 2011C, 5.000%, 8–1–46	100	65
		570
Virgin Islands – 0.7%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Cruzan Proj), Ser 2009A, 5.000%, 10–1–29	100	84
TOTAL MUNICIPAL BONDS – 89.9%		**$ 11,410**
(Cost: $11,547)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 1.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.190%, 4–5–17 (D)	152	152

IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 16.7%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.) (BVAL plus 7 bps), 0.860%, 4–7–17 (D)	$475	$475
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.) (BVAL plus 14 bps), 0.840%, 4–7–17 (D)	250	250
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.) (BVAL plus 11 bps), 0.920%, 4–7–17 (D)	90	90
IA Fin Auth, Var Rate Demand Hlth Fac Rev Bonds (Great River Med Ctr Proj), Ser 2008 (GTD by Great River Medical Center) (BVAL plus 17 bps), 0.900%, 4–1–17 (D)	475	475
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.) (BVAL plus 9.7 bps), 0.930%, 4–1–17 (D)	$150	$150
SD Hlth and Edu Fac Auth, Var Rate Dmnd Rev Bonds (Sioux Vly Hosp and Hlth Sys), Ser 2001C (GTD by U.S. Bank N.A.) (BVAL plus 9 bps), 0.910%, 4–7–17 (D)	475	475
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL (BVAL plus 9 bps), 0.890%, 4–7–17 (D)	$200	$ 200
		2,115
TOTAL SHORT-TERM SECURITIES – 17.9%		$ 2,267
(Cost: $2,267)		
TOTAL INVESTMENT SECURITIES – 107.8%		$13,677
(Cost: $13,814)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (7.8%)		(987)
NET ASSETS – 100.0%		$12,690

Notes to Schedule of Investments

(A)Zero coupon bond.

(B)Purchased on a when-issued basis with settlement subsequent to March 31, 2017.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 11,410	$ —
Short-Term Securities	—	2,267	—
Total	$ —	$13,677	$ —

During the period ended March 31, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BAMAC = Build America Mutual Assurance Co.
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FGIC = Financial Guaranty Insurance Co.
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
MBIA = Municipal Bond Insurance Association

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	94.4%
Consumer Discretionary	20.8%
Industrials	20.1%
Information Technology	13.2%
Materials	11.3%
Financials	8.7%
Real Estate	7.6%
Health Care	4.8%
Consumer Staples	4.4%
Energy	3.0%
Utilities	0.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.6%

Country Weightings

Europe	**51.0%**
Germany	10.6%
United Kingdom	10.0%
France	6.8%
Ireland	6.4%
Isle Of Man	4.3%
Spain	3.6%
Other Europe	9.3%
Pacific Basin	**43.4%**
Japan	34.0%
Australia	5.0%
Other Pacific Basin	4.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.6%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Dalata Hotel Group plc	Ireland	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Ebara Corp.	Japan	Industrials	Industrial Machinery
GVC Holdings plc	Isle Of Man	Consumer Discretionary	Casinos & Gaming
Daifuku Co. Ltd.	Japan	Industrials	Industrial Machinery
Gamesa Corporacion Tecnologica S.A.	Spain	Industrials	Heavy Electrical Equipment
OSG Corp.	Japan	Industrials	Industrial Machinery
Kewpie Corp.	Japan	Consumer Staples	Packaged Foods & Meats
SCSK Corp.	Japan	Information Technology	IT Consulting & Other Services
Teleperformance SE	France	Industrials	Research & Consulting Services
GLP J-REIT	Japan	Real Estate	Industrial REITs

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY IG INTERNATIONAL SMALL CAP FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Consumer Discretionary – 1.7%		
Ardent Leisure Group	123	$ 172
Super Retail Group Ltd.	41	320
		492
Energy – 0.9%		
Santos Ltd.	96	278
Information Technology – 1.0%		
carsales.com Ltd.	36	305
Materials – 1.4%		
Evolution Mining Ltd.	110	176
Sandfire Resources NL	49	239
		415
Total Australia – 5.0%		1,490
Austria		
Industrials – 0.9%		
Andritz AG	5	261
Total Austria – 0.9%		261
Belgium		
Materials – 1.3%		
Tessenderlo Chemie N.V.	9	342
Umicore S.A.	1	30
		372
Total Belgium – 1.3%		372
China		
Consumer Discretionary – 1.7%		
Global Brands Group Holding Ltd. (A)	1,818	194
Man Wah Holdings Ltd.	400	318
		512
Industrials – 1.0%		
Zhuzhou CSR Times Electric Co. Ltd., H Shares	55	292
Total China – 2.7%		804
France		
Consumer Discretionary – 0.8%		
Havas S.A. (A)	27	238
Industrials – 2.5%		
Alstom	10	293
Teleperformance SE	4	469
		762
Information Technology – 3.0%		
Sopra Steria Group S.A.	3	443
Ubisoft Entertainment S.A. (A)	10	433
		876
Utilities – 0.5%		
Rubis Group (A)	1	$ 134
Total France – 6.8%		2,010
Germany		
Consumer Discretionary – 1.1%		
TAKKT AG	14	316
Financials – 1.0%		
Aurelius Equity Opportunities SE & Co. KGaA	3	119
FinTech Group AG (A)	12	190
		309
Health Care – 1.2%		
Sartorius AG	4	363
Industrials – 2.7%		
Duerr AG	4	372
Sixt Leasing SE	8	149
Sixt SE	6	253
		774
Information Technology – 1.2%		
Dialog Semiconductor plc (A)	3	155
United Internet AG	5	200
		355
Materials – 2.5%		
Aurubis AG	4	249
Biotechnology Research and Information Network AG (A)	6	106
Fuchs Petrolub SE	8	391
		746
Total Germany – 9.7%		2,863
Ireland		
Consumer Discretionary – 2.2%		
Dalata Hotel Group plc (A)	130	621
Consumer Staples – 1.3%		
Origin Enterprises plc	6	44
Total Produce plc	171	355
		399
Health Care – 1.1%		
UDG Healthcare plc	37	322
Industrials – 0.6%		
Kingspan Group plc	6	177
Materials – 1.2%		
Smurfit Kappa Group plc	14	362
Total Ireland – 6.4%		1,881
Isle Of Man		
Consumer Discretionary – 1.8%		
GVC Holdings plc	60	548
Energy – 1.3%		
Playtech plc	32	$ 377
Information Technology – 1.2%		
Paysafe Group plc (A)	61	355
Total Isle Of Man – 4.3%		1,280
Italy		
Financials – 0.5%		
Mediobanca S.p.A.	18	161
Industrials – 1.0%		
Prysmian S.p.A.	11	297
Total Italy – 1.5%		458
Japan		
Consumer Discretionary – 6.4%		
Haseko Corp.	41	447
Hitachi Maxwell Ltd.	15	266
Isetan Mitsukoshi Holdings Ltd.	10	110
NGK Spark Plug Co. Ltd.	11	249
Nifco, Inc.	9	442
Ryohin Keikaku Co. Ltd.	2	394
		1,908
Consumer Staples – 3.1%		
Kewpie Corp.	17	487
Matsumotokiyoshi Holdings Co. Ltd.	10	455
		942
Financials – 3.3%		
Gunma Bank Ltd. (The)	48	249
Hiroshima Bank Ltd. (The)	69	293
Suruga Bank Ltd.	20	417
		959
Health Care – 0.8%		
Nippon Shinyaku Co. Ltd.	5	234
Industrials – 6.9%		
Daifuku Co. Ltd.	20	506
Ebara Corp.	17	559
Hoshizaki Electric Co. Ltd.	3	212
OSG Corp.	24	493
Tsubaki Nakashima Co. Ltd.	15	245
		2,015
Information Technology – 5.6%		
Alps Electric Co. Ltd.	14	400
DISCO Corp.	2	365
SCSK Corp.	12	476
Shimadzu Corp.	26	410
		1,651
Materials – 2.7%		
Maruichi Steel Tube Ltd.	12	350
Zeon Corp.	38	434
		784

SCHEDULE OF INVESTMENTS IVY IG INTERNATIONAL SMALL CAP FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Real Estate – 5.2%		
GLP J-REIT	—*	$ 457
Ichigo, Inc.	136	399
Kenedix Office Investment Corp.	—*	271
TechnoPro Holdings, Inc.	11	424
		1,551
Total Japan – 34.0%		10,044
Luxembourg		
Real Estate – 0.8%		
Grand City Properties S.A. (A)	13	239
Total Luxembourg – 0.8%		239
Netherlands		
Information Technology – 1.2%		
ASM International N.V.	6	347
Materials – 1.4%		
Royal DSM Heerlen	6	420
Total Netherlands – 2.6%		767
Singapore		
Industrials – 0.7%		
Singapore Post Ltd.	213	207
Real Estate – 1.0%		
Manulife U.S. REIT	363	306
Total Singapore – 1.7%		513
Spain		
Consumer Discretionary – 1.1%		
Telepizza Group S.A. (A)	66	334
Health Care – 0.8%		
Almirall S.A. (A)	15	241
Industrials – 1.7%		
Gamesa Corporacion Tecnologica S.A.	21	499
Total Spain – 3.6%		1,074

COMMON STOCKS (Continued)	Shares	Value
Sweden		
Consumer Discretionary – 0.8%		
Dometic Group AB (A)	30	$224
Materials – 0.5%		
Boliden AB	5	146
Total Sweden – 1.3%		370
Switzerland		
Financials – 0.9%		
Helvetia Holding AG	—*	269
Total Switzerland – 0.9%		269
United Kingdom		
Consumer Discretionary – 3.2%		
Bellway plc	11	375
Merlin Entertainments plc	48	290
SuperGroup plc	6	110
Taylor Wimpey plc	76	184
		959
Energy – 0.8%		
Cairn Energy plc (A)	92	236
Financials – 3.0%		
Direct Line Insurance Group plc	47	205
Provident Financial plc	7	258
St. James's Place plc	13	177
TP ICAP plc	42	247
		887
Industrials – 2.1%		
Diploma plc	32	421
National Express Group plc	46	209
		630

COMMON STOCKS (Continued)	Shares	Value
Materials – 0.3%		
Randgold Resources Ltd.	1	$ 83
Real Estate – 0.6%		
Great Portland Estates plc	20	163
Total United Kingdom – 10.0%		2,958
TOTAL COMMON STOCKS – 93.5%		$27,653
(Cost: $26,629)		
PREFERRED STOCKS		
Germany		
Health Care – 0.9%		
Dragerwerk AG & Co. KGaA	3	268
Total Germany – 0.9%		268
TOTAL PREFERRED STOCKS – 0.9%		$ 268
(Cost: $227)		
SHORT-TERM SECURITIES	Principal	
Master Note – 2.7%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.190%, 4–5–17 (B)	$786	786
TOTAL SHORT-TERM SECURITIES – 2.7%		$ 786
(Cost: $786)		
TOTAL INVESTMENT SECURITIES – 97.1%		$28,707
(Cost: $27,642)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.9%		871
NET ASSETS – 100.0%		$29,578

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

SCHEDULE OF INVESTMENTS IVY IG INTERNATIONAL SMALL CAP FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

Assets	Level 1	Level 2	Level 3
Investments in Securities			
Common Stocks	$27,653	$ —	$ —
Preferred Stocks	268	—	—
Short-Term Securities	—	786	—
Total	$ 27,921	$786	$ —

During the period ended March 31, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

Market Sector Diversification

(as a % of net assets)	
Consumer Discretionary	20.8%
Industrials	20.1%
Information Technology	13.2%
Materials	11.3%
Financials	8.7%
Real Estate	7.6%
Health Care	4.8%
Consumer Staples	4.4%
Energy	3.0%
Utilities	0.5%
Other+	5.6%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND[a]

Asset Allocation

Purchased Options	0.0%
Bonds	86.6%
Other Government Securities	86.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	13.4%

Quality Weightings

Investment Grade	60.7%
AA	6.8%
A	17.7%
BBB	36.2%
Non-Investment Grade	25.9%
BB	7.0%
B	5.5%
Non-rated	13.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Purchased Options	13.4%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Emerging Markets Local Currency Debt Funds	Rank	Percentile
1 Year	86/96	89

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**30.5%**
Thailand	13.5%
Malaysia	4.7%
Philippines	4.4%
Indonesia	4.2%
Turkey	3.6%
Other Pacific Basin	0.1%
South America	**27.8%**
Brazil	7.0%
Chile	6.7%
Argentina	5.5%
Peru	4.5%
Columbia	4.1%
Europe	**17.4%**
Russia	4.7%
Romania	4.5%
Hungary	4.4%
Poland	3.8%
North America	**6.6%**
Mexico	6.6%
Africa	**4.3%**
South Africa	4.3%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	13.4%

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective April 3, 2017, the name of Ivy Emerging Markets Local Currency Debt Fund has changed to Ivy Pictet Emerging Markets Local Currency Debt Fund.

SCHEDULE OF INVESTMENTS

IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
90-Day Eurodollar June Futures, Put $98.00, Expires 6–19–17	56	$ —*
TOTAL PURCHASED OPTIONS – 0.0%		$ —*
(Cost: $2)		

OTHER GOVERNMENT SECURITIES (A)		Principal	Value
Argentina – 5.5%			
Argentine Bonos del Tesoro			
18.200%, 10–3–21 (B)	ARS	16,913	1,175
Republic of Argentina:			
21.200%, 9–19–18 (B)		350	24
16.000%, 10–17–23 (B)		7,797	535
15.500%, 10–17–26 (B)		17,642	1,208
			2,942
Brazil – 7.0%			
Brazil Letras do Tesouro Nacional:			
0.000%, 1–1–18 (B)(C)	BRL	2,990	891
0.000%, 7–1–18 (B)(C)		3,700	1,055
0.000%, 1–1–19 (B)(C)		600	164
Brazil Notas do Tesouro Nacional:			
10.000%, 1–1–21 (B)		1,322	425
10.000%, 1–1–23 (B)		870	279
10.000%, 1–1–25 (B)		1,259	402
10.000%, 1–1–27 (B)		1,580	504
			3,720
Chile – 6.7%			
Bonos de la Tesoreria de la Republica en pesos			
4.500%, 2–28–21 (B)	CLP	105,000	165
Republic of Chile			
5.500%, 8–5–20 (B)		2,125,000	3,393
			3,558
Columbia – 4.1%			
Colombian TES:			
10.000%, 7–24–24 (B)	COP	605,000	252
7.500%, 8–26–26 (B)		1,175,000	431
6.000%, 4–28–28 (B)		2,946,500	964
7.750%, 9–18–30 (B)		1,222,600	460
7.000%, 6–30–32 (B)		270,000	94
			2,201
Hungary – 4.4%			
Hungary Government Bond:			
4.000%, 4–25–18 (B)	HUF	45,000	162
6.500%, 6–24–19 (B)		12,000	47
7.000%, 6–24–22 (B)		99,250	427
6.000%, 11–24–23 (B)		126,240	528
5.500%, 6–24–25 (B)		279,110	1,133
3.000%, 10–27–27 (B)		20,000	67
			2,364

OTHER GOVERNMENT SECURITIES (A) (Continued)		Principal	Value
Indonesia – 4.2%			
Indonesia Government Bond:			
9.000%, 3–15–29 (B)	IDR	13,150,000	$1,093
8.250%, 6–15–32 (B)		600,000	46
8.375%, 3–15–34 (B)		7,400,000	587
8.250%, 5–15–36 (B)		1,800,000	142
8.750%, 2–15–44 (B)		4,600,000	365
			2,233
Malaysia – 4.7%			
Malaysia Government Bond:			
3.654%, 10–31–19 (B)	MYR	1,890	427
3.492%, 3–31–20 (B)		580	130
4.048%, 9–30–21 (B)		390	89
3.418%, 8–15–22 (B)		1,070	236
3.795%, 9–30–22 (B)		3,180	713
4.181%, 7–15–24 (B)		660	150
4.392%, 4–15–26 (B)		180	41
4.498%, 4–15–30 (B)		460	104
4.232%, 6–30–31 (B)		1,170	256
4.127%, 4–15–32 (B)		122	26
3.844%, 4–15–33 (B)		720	149
4.935%, 9–30–43 (B)		760	173
			2,494
Mexico – 6.6%			
Mexican Bonos:			
5.000%, 6–15–17 (B)	MXN	8,200	437
8.500%, 12–13–18 (B)		24,000	1,318
10.000%, 12–5–24 (B)		3,095	194
5.750%, 3–5–26 (B)		2,851	139
7.500%, 6–3–27 (B)		4,426	243
7.750%, 5–29–31 (B)		3,130	174
7.750%, 11–13–42 (B)		18,180	1,005
			3,510
Peru – 4.5%			
Republic of Peru:			
5.700%, 8–12–24 (B)	PEN	348	109
6.350%, 8–12–28 (B)		425	133
6.950%, 8–12–31 (B)		810	268
6.900%, 8–12–37 (B)		3,467	1,140
6.850%, 2–12–42 (B)		2,340	756
			2,406
Philippines – 4.4%			
Republic of Philippines:			
4.950%, 1–15–21 (B)	PHP	30,000	607
6.250%, 1–14–36 (B)		79,000	1,748
			2,355
Poland – 3.8%			
Poland Government Bond:			
2.500%, 7–25–18 (B)	PLN	680	173
1.750%, 7–25–21 (B)		860	208
5.750%, 9–23–22 (B)		560	161
4.000%, 10–25–23 (B)		1,128	300
2.500%, 7–25–26 (B)		1,780	418
2.500%, 7–25–27 (B)		290	67

OTHER GOVERNMENT SECURITIES (A) (Continued)		Principal	Value
Poland (Continued)			
5.750%, 4–25–29 (B)	PLN	2,172	$ 665
			1,992
Romania – 4.5%			
Romania Government Bond:			
3.250%, 1–17–18 (B)	RON	800	191
5.750%, 4–29–20 (B)		920	239
5.950%, 6–11–21 (B)		820	218
5.850%, 4–26–23 (B)		3,030	812
4.750%, 2–24–25 (B)		3,025	763
5.800%, 7–26–27 (B)		700	190
			2,413
Russia – 4.7%			
Russia Government Bond:			
7.400%, 4–19–17 (B)	RUB	6,400	114
7.400%, 6–14–17 (B)		6,000	106
7.000%, 8–16–23 (B)		12,160	207
7.050%, 1–19–28 (B)		123,514	2,061
			2,488
South Africa – 4.3%			
Republic of South Africa:			
6.500%, 2–28–41 (B)	ZAR	2,000	105
8.750%, 1–31–44 (B)		1,900	128
8.750%, 2–28–48 (B)		30,355	2,047
			2,280
South Korea – 0.1%			
Export Import Bank Korea			
8.000%, 5–15–18 (B)	IDR	700,000	53
Thailand – 13.5%			
Thailand Government Bond:			
3.250%, 6–16–17 (B)	THB	147,567	4,309
2.800%, 10–10–17 (B)		8,800	258
1.875%, 6–17–22 (B)		26,624	763
3.625%, 6–16–23 (B)		1,100	34
3.850%, 12–12–25 (B)		30,950	988
2.125%, 12–17–26 (B)		8,800	244
3.650%, 6–20–31 (B)		8,440	262
3.775%, 6–25–32 (B)		2,100	65
4.260%, 12–12–37 (B)		8,000	265
			7,188
Turkey – 3.6%			
Turkey Government Bond:			
6.300%, 2–14–18 (B)	TRY	3,000	795
10.400%, 3–27–19 (B)		1,100	299
8.800%, 9–27–23 (B)		2,020	505
10.400%, 3–20–24 (B)		370	100
9.000%, 7–24–24 (B)		360	91
10.600%, 2–11–26 (B)		480	131
			1,921
TOTAL OTHER GOVERNMENT SECURITIES – 86.6%			**$46,118**
(Cost: $46,479)			

SCHEDULE OF INVESTMENTS IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 4.4%		
J.M. Smucker Co. (The) 1.090%, 4–3–17	$2,316	$2,316
Master Note – 4.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.190%, 4–5–17 (E)	2,275	2,275
United States Government Agency Obligations – 2.4%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate) 0.870%, 4–7–17 (E)	$1,300	$1,300
TOTAL SHORT-TERM SECURITIES – 11.1%		$5,891
(Cost: $5,891)		

	Value
TOTAL INVESTMENT SECURITIES – 97.7%	$52,009
(Cost: $52,372)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.3%	1,251
NET ASSETS – 100.0%	$53,260

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(B)Principal and notional amounts are denominated in the indicated foreign currency, where applicable (ARS - Argentine Peso, BRL - Brazilian Real, CLP - Chilean Peso, COP - Columbian Peso, HUF - Hungarian Forint, IDR - Indonesian Rupiah, MXN - Mexican Peso, MYR - Malaysian Ringgit, PEN - Peruvian Neuvo Sol, PHP - Philippine Peso, PLN - Polish Zloty, RON - Romania Leu, RUB - Russian Ruble, SGD - Singapore Dollar, THB - Thai Baht, TRY - Turkish New Lira and ZAR - South African Rand).

(C)Zero coupon bond.

(D)Rate shown is the yield to maturity at March 31, 2017.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following over the counter credit default swaps – buy protection(1) were outstanding at March 31, 2017:

Referenced Obligation	Counterparty	(Pay) Fixed Rate	Maturity Date	Notional Amount(2)	Value	Unrealized Appreciation (Depreciation)
Republic of Korea	Citibank N.A.	(1.000%)	12–20–21	73	$ —*	$ —*
Republic of Korea	Goldman Sachs International	(1.000%)	12–20–21	148	—*	—*
Republic of Korea	Morgan Stanley & Co., Inc.	(1.000%)	12–20–21	323	—*	—*
Republic of Turkey	Bank of America N.A.	(1.000%)	12–20–21	200	(4)	(4)
Republic of Turkey	Barclays Capital, Inc.	(1.000%)	12–20–21	400	(13)	(13)
Republic of Turkey	Citibank N.A.	(1.000%)	12–20–21	200	(5)	(5)
Republic of Turkey	Deutsche Bank AG	(1.000%)	12–20–21	100	(3)	(3)
Republic of Turkey	Goldman Sachs International	(1.000%)	12–20–21	100	(2)	(2)
					$(27)	$(27)

(1)If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(2)The maximum potential amount the Fund could be required to receive as a buyer of credit protection if a credit event occurs as defined under the terms of the swap agreement.

MARCH 31, 2017 (UNAUDITED)

The following forward foreign currency contracts were outstanding at March 31, 2017:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Indian Rupee	10,600	U.S. Dollar	156	4–3–17	Barclays Capital, Inc.	$ —	$ 8
U.S. Dollar	163	Indian Rupee	10,600	4–3–17	Barclays Capital, Inc.	—	—*
Brazilian Real	1,324	U.S. Dollar	423	4–4–17	Barclays Capital, Inc.	—*	—
U.S. Dollar	1,108	Brazilian Real	3,440	4–4–17	Barclays Capital, Inc.	—	9
South African Rand	20,159	U.S. Dollar	1,478	4–5–17	Barclays Capital, Inc.	—	24
U.S. Dollar	867	South African Rand	11,173	4–5–17	Barclays Capital, Inc.	—	35
Hungarian Forint	118,000	Euro	381	4–7–17	Barclays Capital, Inc.	—	2
Mexican Peso	14,107	U.S. Dollar	712	4–10–17	Barclays Capital, Inc.	—	41
U.S. Dollar	185	Mexican Peso	3,500	4–10–17	Barclays Capital, Inc.	2	—
Chilean Peso	320,372	U.S. Dollar	484	4–17–17	Barclays Capital, Inc.	—	1
U.S. Dollar	450	Colombian Peso	1,310,000	4–17–17	Barclays Capital, Inc.	5	—
U.S. Dollar	55	Turkish New Lira	210	4–17–17	Barclays Capital, Inc.	3	—
U.S. Dollar	433	Romanian Leu	1,822	4–19–17	Barclays Capital, Inc.	—	6
South Korean Won	183,000	U.S. Dollar	160	4–21–17	Barclays Capital, Inc.	—	3
U.S. Dollar	325	South Korean Won	367,000	4–21–17	Barclays Capital, Inc.	4	—
Hungarian Forint	63,000	U.S. Dollar	217	4–24–17	Barclays Capital, Inc.	—	1
U.S. Dollar	818	Hungarian Forint	236,246	4–24–17	Barclays Capital, Inc.	—	1
U.S. Dollar	342	Japanese Yen	38,000	4–24–17	Barclays Capital, Inc.	—	1
Chilean Peso	104,000	U.S. Dollar	160	4–28–17	Barclays Capital, Inc.	3	—
U.S. Dollar	430	Chilean Peso	284,000	4–28–17	Barclays Capital, Inc.	—	—*
U.S. Dollar	48	Brazilian Real	150	5–3–17	Barclays Capital, Inc.	—	—*
U.S. Dollar	162	Colombian Peso	480,000	5–24–17	Barclays Capital, Inc.	3	—
U.S. Dollar	165	Singapore Dollar	230	5–30–17	Barclays Capital, Inc.	—	—*
U.S. Dollar	916	Peruvian New Sol	3,025	6–6–17	Barclays Capital, Inc.	10	—
U.S. Dollar	707	Indonesian Rupiah	9,538,032	6–9–17	Barclays Capital, Inc.	6	—
Russian Ruble	23,000	U.S. Dollar	383	6–16–17	Barclays Capital, Inc.	—	19
U.S. Dollar	1,165	Russian Ruble	69,665	6–16–17	Barclays Capital, Inc.	50	—
Polish Zloty	376	U.S. Dollar	95	6–20–17	Barclays Capital, Inc.	—*	—
U.S. Dollar	497	Polish Zloty	1,953	6–20–17	Barclays Capital, Inc.	—	5
U.S. Dollar	328	Chilean Peso	218,000	6–22–17	Barclays Capital, Inc.	1	—
Thai Baht	20,142	U.S. Dollar	577	7–3–17	Barclays Capital, Inc.	—	9
U.S. Dollar	932	Philippine Peso	47,395	7–14–17	Barclays Capital, Inc.	6	—
South Korean Won	367,000	U.S. Dollar	325	7–17–17	Barclays Capital, Inc.	—	4
U.S. Dollar	384	Malaysian Ringgit	1,722	7–17–17	Barclays Capital, Inc.	1	—
U.S. Dollar	326	South Korean Won	367,000	7–17–17	Barclays Capital, Inc.	3	—
Indian Rupee	21,200	U.S. Dollar	326	4–3–17	Citibank N.A.	—*	—
U.S. Dollar	317	Indian Rupee	21,200	4–3–17	Citibank N.A.	10	—
South African Rand	10,094	U.S. Dollar	772	4–5–17	Citibank N.A.	20	—
U.S. Dollar	2,023	South African Rand	26,867	4–5–17	Citibank N.A.	—	20
Indian Rupee	10,700	U.S. Dollar	158	4–10–17	Citibank N.A.	—	7
Mexican Peso	30,100	U.S. Dollar	1,523	4–10–17	Citibank N.A.	—	84
U.S. Dollar	160	Indian Rupee	10,700	4–10–17	Citibank N.A.	5	—
U.S. Dollar	1,144	Mexican Peso	21,800	4–10–17	Citibank N.A.	19	—
Turkish New Lira	410	U.S. Dollar	111	4–17–17	Citibank N.A.	—	1
U.S. Dollar	984	Colombian Peso	2,858,625	4–17–17	Citibank N.A.	9	—
U.S. Dollar	1,286	Turkish New Lira	4,957	4–17–17	Citibank N.A.	73	—
Romanian Leu	342	U.S. Dollar	80	4–19–17	Citibank N.A.	—	—*
Singapore Dollar	460	U.S. Dollar	329	4–21–17	Citibank N.A.	—	—*
South Korean Won	184,000	U.S. Dollar	161	4–21–17	Citibank N.A.	—	3
U.S. Dollar	324	Singapore Dollar	460	4–21–17	Citibank N.A.	5	—
Hungarian Forint	7,000	U.S. Dollar	24	4–24–17	Citibank N.A.	—*	—

SCHEDULE OF INVESTMENTS

IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	355	Hungarian Forint	102,450	4–24–17	Citibank N.A.	$ —	$ 1
Philippine Peso	7,900	U.S. Dollar	156	5–8–17	Citibank N.A.	—	1
U.S. Dollar	158	Philippine Peso	7,900	5–8–17	Citibank N.A.	—	1
U.S. Dollar	486	Singapore Dollar	680	5–30–17	Citibank N.A.	1	—
U.S. Dollar	227	Chinese Yuan Renminbi	1,574	6–7–17	Citibank N.A.	—*	—
Thai Baht	111,600	U.S. Dollar	3,132	6–20–17	Citibank N.A.	—	114
U.S. Dollar	163	Euro	151	6–20–17	Citibank N.A.	—	2
U.S. Dollar	626	Polish Zloty	2,517	6–20–17	Citibank N.A.	8	—
Indian Rupee	21,200	U.S. Dollar	313	7–14–17	Citibank N.A.	—	11
U.S. Dollar	294	Philippine Peso	14,900	7–14–17	Citibank N.A.	1	—
U.S. Dollar	182	Malaysian Ringgit	810	7–17–17	Citibank N.A.	—	—*
Indian Rupee	10,600	U.S. Dollar	155	4–3–17	Credit Suisse International	—	8
U.S. Dollar	163	Indian Rupee	10,600	4–3–17	Credit Suisse International	—	—*
Colombian Peso	430,000	U.S. Dollar	143	4–6–17	Credit Suisse International	—	6
U.S. Dollar	149	Colombian Peso	430,000	4–6–17	Credit Suisse International	1	—
Hungarian Forint	23,000	Euro	74	4–7–17	Credit Suisse International	—	—*
Mexican Peso	4,545	U.S. Dollar	241	4–10–17	Credit Suisse International	—	2
U.S. Dollar	163	Mexican Peso	3,100	4–10–17	Credit Suisse International	2	—
Colombian Peso	1,010,000	U.S. Dollar	349	4–17–17	Credit Suisse International	—	2
U.S. Dollar	90	Colombian Peso	260,000	4–17–17	Credit Suisse International	—*	—
U.S. Dollar	67	Turkish New Lira	260	4–17–17	Credit Suisse International	4	—
U.S. Dollar	687	Japanese Yen	76,000	4–24–17	Credit Suisse International	—	4
Chilean Peso	104,000	U.S. Dollar	160	4–28–17	Credit Suisse International	3	—
South Korean Won	185,000	U.S. Dollar	166	5–30–17	Credit Suisse International	—*	—
Indonesian Rupiah	1,600,000	U.S. Dollar	119	6–9–17	Credit Suisse International	—	1
U.S. Dollar	74	Indonesian Rupiah	1,000,000	6–9–17	Credit Suisse International	1	—
Thai Baht	7,200	U.S. Dollar	206	6–20–17	Credit Suisse International	—	4
U.S. Dollar	70	Thai Baht	2,400	6–20–17	Credit Suisse International	—	—*
U.S. Dollar	164	Chilean Peso	109,000	6–22–17	Credit Suisse International	1	—
Chinese Yuan Renminbi Offshore	2,200	U.S. Dollar	317	7–14–17	Credit Suisse International	—	—*
Philippine Peso	10,100	U.S. Dollar	198	7–14–17	Credit Suisse International	—	2
U.S. Dollar	137	South African Rand	1,794	4–5–17	Deutsche Bank AG	—	3
U.S. Dollar	150	Turkish New Lira	567	4–17–17	Deutsche Bank AG	6	—
South Korean Won	185,000	U.S. Dollar	166	6–5–17	Deutsche Bank AG	—	—*
Euro	188	Polish Zloty	800	6–20–17	Deutsche Bank AG	—*	—
U.S. Dollar	57	Thai Baht	2,000	6–20–17	Deutsche Bank AG	1	—
U.S. Dollar	331	South African Rand	4,300	4–5–17	Goldman Sachs International	—	11
Colombian Peso	470,000	U.S. Dollar	159	4–17–17	Goldman Sachs International	—	4
Turkish New Lira	1,256	U.S. Dollar	339	4–17–17	Goldman Sachs International	—	6
U.S. Dollar	52	Colombian Peso	150,000	4–17–17	Goldman Sachs International	—*	—
U.S. Dollar	66	Turkish New Lira	258	4–17–17	Goldman Sachs International	5	—
Romanian Leu	570	U.S. Dollar	133	4–19–17	Goldman Sachs International	—	—*
U.S. Dollar	584	Romanian Leu	2,477	4–19–17	Goldman Sachs International	—	3
Hungarian Forint	19,450	U.S. Dollar	67	4–24–17	Goldman Sachs International	—	1

SCHEDULE OF INVESTMENTS

IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
South Korean Won	559,000	U.S. Dollar 498	5–30–17	Goldman Sachs International	$ —	$ 3
U.S. Dollar	165	Singapore Dollar 230	6–5–17	Goldman Sachs International	—	—*
U.S. Dollar	63	Malaysian Ringgit 280	7–17–17	Goldman Sachs International	—	—*
Brazilian Real	4,656	U.S. Dollar 1,486	4–4–17	JPMorgan Securities LLC	—	2
U.S. Dollar	811	Brazilian Real 2,540	4–4–17	JPMorgan Securities LLC	—*	—
South African Rand	2,062	U.S. Dollar 162	4–5–17	JPMorgan Securities LLC	9	—
Mexican Peso	3,100	U.S. Dollar 156	4–10–17	JPMorgan Securities LLC	—	10
U.S. Dollar	237	Mexican Peso 4,714	4–10–17	JPMorgan Securities LLC	15	—
U.S. Dollar	345	Japanese Yen 38,000	4–24–17	JPMorgan Securities LLC	—	3
U.S. Dollar	1,477	Brazilian Real 4,656	5–3–17	JPMorgan Securities LLC	—*	—
Polish Zloty	757	U.S. Dollar 191	6–20–17	JPMorgan Securities LLC	—*	—
U.S. Dollar	292	Polish Zloty 1,150	6–20–17	JPMorgan Securities LLC	—	3
					$296	$492

The following interest rate swap agreements were outstanding at March 31, 2017:

Counterparty	Pay/Receive Floating Rate	Floating Rate Index	Fixed Rate	Maturity Date	Notional Amount[b]	Value	Unrealized Appreciation
Deutsche Bank AG	Receive	6-Month Association of Banks in Singapore Swap Offer Rate	2.000%	10/17/2021	SGD 444	$ —*	$ 2
JPMorgan Chase Bank N.A.	Pay	6-Month LIBOR	9.800%	10/9/2022	$ 233	32	40
Nomura Securities International, Inc.	Receive	6-Month Association of Banks in Singapore Swap Offer Rate	1.950%	8/22/2026	SGD 256	9	9
						$ 41	$ 51

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Purchased Options	$ —*	$ —	$ —
Other Government Securities	—	46,118	—
Short-Term Securities	—	5,891	—
Total	$ —	$52,009	$ —
Forward Foreign Currency Contracts	$ —	$ 296	$ —
Interest Rate Swaps	$ —	$ 51	$ —
Liabilities			
Over the Counter Credit Default Swaps	$ —	$ 27	$ —
Forward Foreign Currency Contracts	$ —	$ 492	$ —

During the period ended March 31, 2017, there were no transfers between Level 1 and 2.

MARCH 31, 2017 (UNAUDITED)

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
TB = Treasury Bill

Market Sector Diversification

(as a % of net assets)

Other Government Securities	86.6%
Other+	13.4%

+Includes purchased options, cash and other assets (net of liabilities), and cash equivalents

PORTFOLIO HIGHLIGHTS

IVY PICTET TARGETED RETURN BOND FUND[a]

Asset Allocation

Purchased Options	0.1%
Bonds	95.7%
United States Government and Government Agency Obligations	48.1%
Corporate Debt Securities	28.7%
Other Government Securities	18.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.2%

Quality Weightings

Investment Grade	85.8%
AAA	17.8%
AA	44.0%
A	8.8%
BBB	15.2%
Non-Investment Grade	9.9%
BB	6.2%
B	1.9%
Non-rated	1.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Purchased Options	4.3%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	62.5%
United States	57.6%
Other North America	4.9%
Europe	23.8%
Germany	5.7%
Netherlands	4.2%
Norway	3.7%
Other Europe	10.2%
Pacific Basin	5.1%
South America	2.0%
Other	1.7%
Bahamas/Caribbean	0.4%
Africa	0.2%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	4.3%

Lipper Rankings

Category: Lipper Alternative Credit Focus Funds	Rank	Percentile
1 Year	266/289	92

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

(a)*Effective April 3, 2017, the name of Ivy Targeted Return Bond Fund has changed to Ivy Pictet Targeted Return Bond Fund.*

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Euro-Bobl 5-Year Bond March Futures, Call EUR137.25, Expires 5-26-17 (A)	71	$ 1
Euro-Bund 10-Year Bond June Futures, Call EUR178.00, Expires 5-26-17 (A)	35	—*
U.S. 10-Year Treasury Note June Futures, Call $138.00, Expires 5-26-17	151	1
U.S. 2-Year Treasury Note June Futures:		
Call $109.13, Expires 5-26-17	98	2
Call $109.50, Expires 5-26-17	71	—*
U.S. 5-Year Treasury Note June Futures:		
Call $123.00, Expires 5-26-17	87	1
Call $125.75, Expires 5-26-17	21	—*
	Notional Amounts (Unrounded)	
EUR versus GBP,		
Put $0.82, Expires 11-30-17, OTC (Ctrpty: Deutsche Bank AG)	19,800,000	218
EUR versus JPY:		
Call $128.30, Expires 11-29-17, OTC (Ctrpty: Goldman Sachs International)	6,926,000	60
Call $128.30, Expires 11-29-17, OTC (Ctrpty: Goldman Sachs International)	2,900,000	25
Markit iTraxx Crossover 26 5-Year Index:		
Put EUR350.00, Expires 4-19-17, OTC (Ctrpty: Barclays Capital, Inc.) (A)	3,000,000	—*
Put EUR350.00, Expires 4-19-17, OTC (Ctrpty: Barclays Capital, Inc.) (A)	4,600,000	—*
USD versus TRY:		
Put $3.67, Expires 4-18-17, OTC (Ctrpty: Bank of America N.A.)	3,679,000	53
Put $3.67, Expires 4-18-17, OTC (Ctrpty: Bank of America N.A.)	440,000	6
Call $4.17, Expires 4-18-17, OTC (Ctrpty: Bank of America N.A.)	2,419,000	—*
TOTAL PURCHASED OPTIONS – 0.1%		$367
(Cost: $659)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Auto Parts & Equipment – 0.3%		
Johnson Controls International plc, 1.000%, 9-15-23 (A)	EUR 560	$ 595
Automobile Manufacturers – 0.5%		
Ford Motor Co., 4.346%, 12-8-26	$ 367	374
Volkswagen Group of America, Inc., 1.650%, 5-22-18 (B)	200	199
Volkswagen International Finance N.V., 3.500%, 12-29-49 (A)	EUR 400	403
		976
Cable & Satellite – 0.6%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal), 3.300%, 2-1-27	$ 1,135	1,123
DISH DBS Corp., 5.000%, 3-15-23	400	402
		1,525
Department Stores – 0.1%		
Agrokor d.d., 9.875%, 5-1-19 (A)	EUR 500	203
Hotels, Resorts & Cruise Lines – 0.1%		
Priceline Group, Inc. (The), 1.800%, 3-3-27 (A)	250	263
Textiles – 0.2%		
Levi Strauss & Co., 3.375%, 3-15-27 (A)(B)	300	321
Tires & Rubber – 0.2%		
Goodyear Tire & Rubber Co. (The), 4.875%, 3-15-27	$ 380	380
Total Consumer Discretionary – 2.0%		4,263
Consumer Staples		
Brewers – 0.7%		
Anheuser-Busch InBev S.A./N.V.:		
2.650%, 2-1-21	650	655
3.300%, 2-1-23	830	844
		1,499
Packaged Foods & Meats – 0.8%		
Kraft Heinz Foods Co., 4.375%, 6-1-46	350	327
Mondelez International Holdings Netherlands B.V., 2.000%, 10-28-21 (B)	1,344	1,294
		1,621
Total Consumer Staples – 1.5%		3,120

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Integrated Oil & Gas – 1.8%		
Nexen Energy ULC, 6.400%, 5-15-37	$ 480	$ 595
OMV AG, 5.250%, 12-29-49 (A)	EUR 400	469
Pemex Project Funding Master Trust (GTD by Petroleos Mexicanos), 6.625%, 6-15-35	$ 695	720
Petroleos Mexicanos S.A. de C.V., 2.750%, 4-21-27 (A)	EUR 715	675
Raizen Fuels Finance Ltd., 5.300%, 1-20-27 (B)	$ 535	542
Total S.A., 2.250%, 12-29-49 (A)	EUR 700	749
		3,750
Oil & Gas Exploration & Production – 0.1%		
ONGC Videsh Vankorneft Pte. Ltd. (GTD by Oil and Natural Gas Corp. Ltd.), 3.750%, 7-27-26	$ 280	274
Oil & Gas Storage & Transportation – 0.8%		
Access Midstream Partners L.P., 4.875%, 5-15-23	400	412
Kunlun Energy Co. Ltd., 3.750%, 5-13-25	450	454
MPLX L.P., 4.125%, 3-1-27	487	483
TransCanada PipeLines Ltd., 5.300%, 3-15-77	417	413
		1,762
Total Energy – 2.7%		5,786
Financials		
Diversified Banks – 6.8%		
Aareal Bank AG, 1.875%, 4-1-19	500	498
ABN AMRO Bank N.V., 2.875%, 1-18-28 (A)	EUR 200	227
Allied Irish Banks plc, 7.375%, 12-29-49 (A)	400	452
Banco Bilbao Vizcaya Argentaria S.A., 6.750%, 12-29-49 (A)	400	427
Bank of Communications Co. Ltd., 3.625%, 10-3-26 (A)	640	701
Bankia S.A., 4.000%, 5-22-24 (A)	400	441
Barclays plc, 2.625%, 11-11-25 (A)	470	506
Canadian Imperial Bank of Commerce, 2.250%, 7-21-20	$ 550	551
Coventry Building Society, 6.375%, 12-29-49 (A)	GBP 400	491
CYBG plc, 5.000%, 2-9-26 (A)	300	370

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Dexia Credit Local S.A.,		
1.875%, 9-15-21 (B)	$ 429	$ 414
DNB Boligkreditt A.S.:		
1.450%, 3-21-18	1,000	997
2.500%, 3-28-22 (B)	518	517
Egyptian Government Treasury Bills:		
0.000%, 3-8-18 (A)(C)	EGP 4,425	208
0.000%, 3-22-18 (A)(C)	5,950	278
Erste Group Bank AG,		
5.500%, 5-26-25	$ 400	417
European Investment Bank,		
1.250%, 12-16-19	158	156
HSBC Holdings plc,		
4.041%, 3-13-28	245	248
Ibercaja Banco S.A.,		
5.000%, 7-28-25 (A)	EUR 400	427
ING Groep N.V.,		
3.150%, 3-29-22	$ 442	443
Intesa Sanpaolo S.p.A.,		
6.625%, 9-13-23 (A)	EUR 470	593
National Bank of Canada,		
1.400%, 4-20-18	$ 600	599
Royal Bank of Canada,		
2.750%, 2-1-22	744	751
Skandinaviska Enskilda Banken AB,		
5.750%, 11-29-49	400	406
SNS Bank N.V.,		
3.750%, 11-5-25 (A)	EUR 490	550
Standard Chartered plc,		
4.000%, 10-21-25 (A)	380	430
Swedbank Hypotek AB,		
1.375%, 3-28-18	$ 700	699
Wells Fargo & Co.,		
3.069%, 1-24-23	837	841
Westpac Banking Corp.,		
2.250%, 11-9-20	1,000	999
		14,637
Investment Banking & Brokerage – 1.3%		
Credit Suisse Group AG,		
3.574%, 1-9-23 (B)	661	660
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 117 bps),		
2.209%, 11-15-21 (D)	980	991
Morgan Stanley (3-Month U.S. LIBOR plus 140 bps),		
2.443%, 10-24-23 (D)	1,083	1,106
		2,757
Life & Health Insurance – 1.2%		
Achmea B.V.,		
4.250%, 12-29-49 (A)	EUR 260	265
China Life Insurance Co. Ltd.,		
4.000%, 7-3-75	$ 470	472
CNP Assurances,		
4.500%, 6-10-47 (A)	EUR 300	334
Credit Agricole Assurances S.A.,		
4.750%, 9-27-48 (A)	400	446
Metropolitan Life Global Funding I,		
3.450%, 12-18-26 (B)	$ 500	504
Life & Health Insurance (Continued)		
NN Group N.V.,		
4.625%, 4-8-44 (A)	EUR 400	$ 457
		2,478
Multi-Line Insurance – 0.7%		
American International Group, Inc.,		
2.300%, 7-16-19	$ 430	432
ASR Nederland N.V.,		
5.125%, 9-29-45 (A)	EUR 400	480
Aviva plc,		
3.375%, 12-4-45 (A)	462	495
		1,407
Other Diversified Financial Services – 0.7%		
HBOS Capital Funding L.P.,		
6.461%, 11-29-49 (A)	GBP 50	66
KBC Bank N.V.,		
8.000%, 1-25-23	$ 600	628
KBC Groep N.V.,		
5.625%, 3-29-49 (A)	EUR 400	434
Nykredit Realkredit A.S.,		
4.000%, 6-3-36 (A)	400	448
		1,576
Specialized Finance – 3.1%		
Japan Finance Organization for Municipalities,		
2.125%, 10-25-23 (B)	$ 340	325
John Deere Capital Corp.:		
1.250%, 10-9-19	541	533
2.650%, 1-6-22	354	355
Kommunalbanken A.S.,		
1.500%, 8-31-21 (B)	600	585
OI European Group B.V.,		
3.125%, 11-15-24 (A)(B)	EUR 533	567
Realkredit Danmark A.S.,		
1.000%, 4-1-19 (A)	DKK 8,200	1,207
Siemens Financieringsmaatschappij N.V.:		
2.200%, 3-16-20 (B)	$ 900	904
4.200%, 3-16-47 (B)	900	913
Swedish Export Credit Corp.,		
1.875%, 6-23-20	200	199
Vonovia Finance B.V.:		
4.000%, 12-29-49 (A)	EUR 200	225
4.625%, 4-8-74 (A)	600	675
WPC Eurobond B.V. (GTD by W.P. Carey, Inc.),		
2.250%, 7-19-24 (A)	392	427
		6,915
Total Financials – 13.8%		29,770
Health Care		
Biotechnology – 0.2%		
Amgen, Inc.,		
4.400%, 5-1-45	$ 410	398
Pharmaceuticals – 0.7%		
Pfizer, Inc.,		
1.700%, 12-15-19	424	424
Pharmaceuticals (Continued)		
Walgreens Boots Alliance, Inc.:		
3.450%, 6-1-26	$ 500	$ 487
2.125%, 11-20-26 (A)	EUR 500	549
		1,460
Total Health Care – 0.9%		1,858
Industrials		
Air Freight & Logistics – 0.4%		
A.P. Moller – Maersk A/S,		
4.000%, 4–4–25 (A)	GBP 400	533
Fedex Corp.,		
1.000%, 1–11–23 (A)	EUR 320	344
		877
Environmental & Facilities Services – 0.3%		
Veolia Environnement S.A.,		
6.125%, 10–29–37 (A)	GBP 350	646
Industrial Conglomerates – 0.3%		
General Electric Co.,		
4.625%, 1–30–43	$ 400	401
Thyssenkrupp AG,		
3.125%, 10–25–19 (A)	EUR 300	337
		738
Industrial Machinery – 0.1%		
Parker Hannifin Corp.:		
1.125%, 3–1–25 (A)(B)	244	261
4.100%, 3–1–47 (B)	$ 34	34
		295
Marine Ports & Services – 0.9%		
CCCI Treasure Ltd. (GTD by China Communications Construction Co. Ltd.),		
3.500%, 12–29–49	565	569
DP World Ltd.,		
6.850%, 7–2–37	920	1,061
		1,630
Total Industrials – 2.0%		4,186
Information Technology		
Communications Equipment – 0.2%		
Cisco Systems, Inc.,		
2.200%, 2–28–21	500	500
IT Consulting & Other Services – 0.1%		
International Business Machines Corp.,		
3.300%, 1–27–27	147	148
Semiconductors – 0.4%		
NXP B.V. and NXP Funding LLC,		
3.875%, 9–1–22 (B)	400	409
STATS ChipPAC Ltd.,		
8.500%, 11–24–20	400	432
		841

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Systems Software – 0.4%		
Microsoft Corp.,		
4.250%, 2–6–47	$ 825	$ 845
Technology Hardware, Storage & Peripherals – 0.4%		
Hewlett Packard Enterprise Co.:		
4.900%, 10–15–25	490	509
6.350%, 10–15–45	400	412
		921
Total Information Technology – 1.5%		3,255
Materials		
Aluminum – 0.2%		
Nemak S.A.B. de C.V.,		
3.250%, 3–15–24 (A)(B)	EUR 322	345
Diversified Chemicals – 0.2%		
Dow Chemical Co. (The),		
4.375%, 11–15–42	$ 410	405
Diversified Metals & Mining – 0.2%		
BHP Billiton Finance Ltd.,		
4.750%, 4–22–76 (A)	EUR 190	223
BHP Billiton Finance USA Ltd.,		
6.250%, 10–19–75	$ 200	216
		439
Metal & Glass Containers – 0.3%		
Ball Corp.,		
4.375%, 12–15–23 (A)	EUR 500	590
Paper Products – 0.1%		
Domtar Corp.,		
6.250%, 9–1–42	$ 300	296
Specialty Chemicals – 0.3%		
LYB International Finance II B.V.,		
3.500%, 3–2–27	724	711
Total Materials – 1.3%		2,786
Real Estate		
Office REITs – 0.1%		
Inmobiliaria Colonial S.A.,		
1.450%, 10–28–24 (A)	EUR 300	303
Real Estate Operating Companies – 0.8%		
Grand City Properties S.A.,		
3.750%, 12–29–49 (A)	600	657
Prologis L.P. (GTD by Prologis, Inc.),		
1.375%, 5–13–21 (A)	963	1,061
		1,718
Total Real Estate – 0.9%		2,021
Telecommunication Services		
Alternative Carriers – 0.2%		
Telefonica Europe B.V. (GTD by Telefonica S.A.),		
5.875%, 3–31–49 (A)	300	350

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services – 0.6%		
TDC A/S,		
1.750%, 2–27–27 (A)	EUR 350	$ 367
Verizon Communications, Inc.:		
5.050%, 3–15–34	$ 380	386
4.272%, 1–15–36	500	462
		1,215
Wireless Telecommunication Service – 0.6%		
Bharti Airtel Ltd.,		
4.375%, 6–10–25	920	919
Vodafone Group plc,		
3.000%, 8–12–56 (A)	GBP 400	419
		1,338
Total Telecommunication Services – 1.4%		2,903
Utilities		
Electric Utilities – 0.2%		
Electricite de France S.A.,		
4.250%, 12–29–49 (A)	EUR 400	438
Gas Utilities – 0.2%		
Origin Energy Finance Ltd.,		
4.000%, 9–16–74 (A)	430	466
Multi-Utilities – 0.3%		
Dominion Resources, Inc.,		
3.900%, 10–1–25	$ 480	488
Total Utilities – 0.7%		1,392
TOTAL CORPORATE DEBT SECURITIES – 28.7%		$61,340
(Cost: $61,454)		

OTHER GOVERNMENT SECURITIES (E)	Principal	Value
Argentina – 0.4%		
Republic of Argentina:		
7.500%, 4–22–26 (B)	150	159
7.820%, 12–31–33 (A)	EUR 667	752
		911
Bermuda – 0.4%		
Government of Bermuda,		
4.854%, 2–6–24	$ 800	842
Brazil – 0.3%		
Federative Republic of Brazil,		
4.875%, 1–22–21	660	695
Cameroon – 0.2%		
Republic of Cameroon,		
9.500%, 11–19–25	410	464
Canada – 1.0%		
Province of Alberta,		
1.900%, 12–6–19	570	570

OTHER GOVERNMENT SECURITIES (E) (Continued)	Principal	Value
Canada (Continued)		
Province of Ontario,		
2.000%, 1–30–19	$ 1,540	$1,550
		2,120
Columbia – 0.6%		
Republic of Colombia:		
4.500%, 1–28–26	400	422
6.125%, 1–18–41	820	935
		1,357
Croatia – 0.1%		
Republic of Croatia,		
6.000%, 1–26–24	200	221
Germany – 5.3%		
Bundesrepublik Deutschland:		
3.500%, 7–4–19 (A)	EUR 2,800	3,276
2.000%, 1–4–22 (A)	1,000	1,193
1.000%, 8–15–24 (A)	320	368
0.500%, 2–15–26 (A)	2,300	2,527
0.000%, 8–15–26 (A)(C)	90	94
4.750%, 7–4–28 (A)	1,750	2,757
Germany Government Bond,		
0.000%, 10–8–21 (A)(C)	860	937
		11,152
Indonesia – 1.1%		
Indonesia Government Bond:		
4.875%, 5–5–21	$ 400	427
2.875%, 7–8–21 (A)	EUR 130	148
3.700%, 1–8–22 (B)	$ 310	316
3.375%, 7–30–25 (A)	EUR 290	330
3.750%, 6–14–28 (A)	660	754
3.750%, 6–14–28 (A)(B)	280	320
8.500%, 10–12–35	$ 100	144
		2,439
Ireland – 0.4%		
Bank of Ireland,		
7.375%, 12–29–49 (A)	EUR 400	457
Irish Government Bond,		
2.400%, 5–15–30 (A)	300	357
		814
Italy – 0.4%		
Italy Government Bond,		
6.000%, 5–1–31 (A)	520	776
Japan – 0.1%		
Japan Finance Organization for Municipalities,		
2.125%, 3–6–19	$ 290	289
Mexico – 1.6%		
Mexican Bonos,		
10.000%, 12–5–24 (A)	MXN 53,350	3,353

OTHER GOVERNMENT SECURITIES (E) (Continued)	Principal	Value
Norway – 2.7%		
Norway Government Bond:		
3.000%, 3–14–24 (A)	NOK 23,700	$3,072
1.500%, 2–19–26 (A)	22,500	2,617
		5,689
Panama – 0.7%		
Republic of Panama:		
4.000%, 9–22–24	$ 410	428
9.375%, 4–1–29	780	1,143
		1,571
Peru – 0.7%		
Republic of Peru:		
7.350%, 7–21–25	540	699
8.750%, 11–21–33	490	741
		1,440
Poland – 0.1%		
Republic of Poland,		
5.000%, 3–23–22	200	220
South Africa – 0.2%		
Republic of South Africa,		
5.875%, 9–16–25	425	457
South Korea – 0.3%		
Korea National Oil Corp.,		
2.875%, 3–27–22 (B)	638	638
Spain – 0.1%		
Telefonica Emisiones S.A.U.,		
4.103%, 3–8–27	185	186
Sri Lanka – 0.4%		
Republic of Sri Lanka,		
6.850%, 11–3–25	920	952

OTHER GOVERNMENT SECURITIES (E) (Continued)	Principal	Value
Sweden – 1.1%		
Kingdom of Sweden:		
1.125%, 10–21–19 (B)	$ 1,600	$ 1,581
1.250%, 9–8–21 (B)	750	725
		2,306
Tunisia – 0.2%		
Central Bank of Tunisia,		
5.750%, 1–30–25	425	409
Turkey – 0.5%		
Republic of Turkey,		
3.250%, 3–23–23	360	330
Turkey Government Bond:		
7.375%, 2–5–25	465	527
6.000%, 3–25–27	200	208
		1,065
TOTAL OTHER GOVERNMENT SECURITIES – 18.9%		$40,366
(Cost: $40,425)		

UNITED STATES GOVERNMENT OBLIGATIONS

Treasury Obligations – 48.1%	Principal	Value
U.S. Treasury Bonds:		
4.500%, 2–15–36 (F)	4,215	5,344
3.000%, 5–15–45	210	209
2.250%, 8–15–46	390	330
3.000%, 2–15–47	6,140	6,115
U.S. Treasury Notes:		
4.500%, 5–15–17 (G)	15,880	15,950
1.000%, 11–30–18	13,500	13,453
1.375%, 1–31–20	650	648
1.375%, 2–29–20	480	478
1.500%, 1–31–22	310	304

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
1.875%, 1–31–22	$ 14,660	$ 14,627
1.875%, 2–28–22	34,000	33,923
2.125%, 11–30–23	2,670	2,660
1.500%, 8–15–26	2,759	2,552
2.250%, 2–15–27	81	80
5.000%, 5–15–37	4,380	5,889
		102,562
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 48.1%		$102,562
(Cost: $102,298)		

SHORT-TERM SECURITIES

Master Note – 0.9%	Principal	Value
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
1.190%, 4–5–17 (H)	1,898	1,898
TOTAL SHORT-TERM SECURITIES – 0.9%		$ 1,898
(Cost: $1,898)		
TOTAL INVESTMENT SECURITIES – 96.7%		$206,533
(Cost: $206,734)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.3%		6,970
NET ASSETS – 100.0%		$ 213,503

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD - Australian Dollar, CAD - Canadian Dollar, CHF - Swiss Franc, CLP - Chilean Peso, COP - Columbian Peso, CZK - Czech Koruna, DKK - Danish Kroner, EUR - Euro, EGP - Egypt Pound, GBP - British Pound, JPY - Japanese Yen, KRW - South Korean Won, MXN - Mexican Peso, NOK - Norwegian Krone, NZD - New Zealand Dollar, PHP - Phillipine Peso, RON - Romanian Leu, SEK - Swedish Krona, TRY - Turkish New Lira and ZAR - South African Rand).

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2017 the total value of these securities amounted to $12,533 or 5.9% of net assets.

(C) Zero coupon bond.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) All or a portion of securities with an aggregate value of $1,048 and cash of $380 are held in collateralized accounts for OTC derivatives collateral and is governed by International Swaps and Derivatives Association, Inc. Master Agreements.

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

(G)All or a portion of securities with an aggregate value of $844 have been pledged as collateral on open futures contracts.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following centrally cleared credit default swaps – buy protection(1) were outstanding at March 31, 2017:

Index	(Pay) Fixed Rate	Maturity Date	Notional Amount(2)	Value	Unrealized (Depreciation)
iTraxx Europe Senior Financials Index	1.000%	12–20–21	5,700,000	$(51)	$(18)

The following centrally cleared credit default swaps – sold protection(3) were outstanding at March 31, 2017:

Index	Receive Fixed Rate	Maturity Date	Implied Credit Spread at March 31, 2017(4)	Notional Amount(2)	Value	Unrealized Appreciation
5-Year Credit Derivatives Index - High Yield	(5.000%)	6–20–22	4.827%	17,700,000	$1,272	$163

The following over the counter credit default swaps – buy protection(1) were outstanding at March 31, 2017:

Referenced Obligation	Counterparty	(Pay) Fixed Rate	Maturity Date	Notional Amount(2)	Value	Unrealized Appreciation (Depreciation)
iTraxx Asia ex-Japan Investment Grade Index	JPMorgan Chase Bank N.A.	1.000%	6–20–21	2,800,000	(32)	(49)
iTraxx Asia ex-Japan Investment Grade Index	Barclays Capital, Inc.	1.000%	12–20–21	300,000	(2)	(5)
Republic of Korea	JPMorgan Chase Bank N.A.	1.000%	12–20–21	3,100,000	(72)	10
Verizon Communications, Inc.	Morgan Stanley & Co., Inc.	1.000%	6–20–22	900,000	(5)	—*
					$(111)	$(44)

The following over the counter credit default swaps – sold protection(3) were outstanding at March 31, 2017:

Referenced Obligation	Counterparty	Receive Fixed Rate	Maturity Date	Implied Credit Spread at March 31, 2017(4)	Notional Amount(2)	Value	Unrealized Appreciation
Glencore International AG	Morgan Stanley & Co., Inc.	(5.000%)	12–20–21	2.475%	400,000	$67	$ 7
Republic of Korea	Barclays Capital, Inc.	(1.000%)	12–20–21	0.775%	100,000	2	—*
Republic of South Africa	Morgan Stanley & Co., Inc.	(1.000%)	12–20–21	2.621%	300,000	(13)	7
						$56	$14

(1)If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(2)The maximum potential amount the Fund could be required to pay as a seller of credit protection or receive as a buyer of credit protection if a credit event occurs as defined under the terms of the swap agreement.

(3)If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(4)Implied credit spreads, represented in absolute terms, utilized in determining the market value of credit default swap agreements on corporate issues, sovereign issues, or an index as of period end serve as an indicator of the current status of the payment/performance risk and represent the likelihood or risk of default for the credit derivative. Wider credit spreads represent a deterioration of the referenced entity's credit soundness and a greater likelihood or risk of default or other credit event occurring as defined under the terms of the agreement.

MARCH 31, 2017 (UNAUDITED)

The following forward foreign currency contracts were outstanding at March 31, 2017:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Mexican Peso	25,200	U.S. Dollar	1,282	4–12–17	Bank of America N.A.	$ —	$ 62
Chilean Peso	1,282,481	U.S. Dollar	1,903	4–4–17	Barclays Capital, Inc.	—	40
U.S. Dollar	2,048	Chilean Peso	1,356,482	4–4–17	Barclays Capital, Inc.	7	—
Australian Dollar	1,657	U.S. Dollar	1,255	4–6–17	Barclays Capital, Inc.	—	11
Euro	1,584	Swiss Franc	1,700	4–12–17	Barclays Capital, Inc.	7	—
Mexican Peso	38,960	U.S. Dollar	1,944	4–12–17	Barclays Capital, Inc.	—	135
British Pound	197	U.S. Dollar	242	4–13–17	Barclays Capital, Inc.	—	5
Czech Koruna	5,649	U.S. Dollar	222	4–13–17	Barclays Capital, Inc.	—	1
Turkish New Lira	2,368	U.S. Dollar	631	4–13–17	Barclays Capital, Inc.	—	19
U.S. Dollar	121	Canadian Dollar	162	4–13–17	Barclays Capital, Inc.	1	—
U.S. Dollar	548	Euro	517	4–13–17	Barclays Capital, Inc.	4	—
U.S. Dollar	744	Swedish Krona	6,694	4–13–17	Barclays Capital, Inc.	3	—
U.S. Dollar	453	Swiss Franc	456	4–13–17	Barclays Capital, Inc.	3	—
Philippine Peso	61,100	U.S. Dollar	1,221	5–8–17	Barclays Capital, Inc.	6	—
South Korean Won	5,655,685	U.S. Dollar	4,944	5–15–17	Barclays Capital, Inc.	—	119
Chilean Peso	1,356,500	U.S. Dollar	2,040	6–29–17	Barclays Capital, Inc.	—	8
Chilean Peso	734,000	U.S. Dollar	1,100	4–4–17	Citibank N.A.	—	13
U.S. Dollar	1,020	Chilean Peso	660,001	4–4–17	Citibank N.A.	—	20
Euro	1,966	British Pound	1,699	4–7–17	Citibank N.A.	32	—
Euro	600	Swiss Franc	644	4–12–17	Citibank N.A.	3	—
British Pound	1,000	U.S. Dollar	1,222	4–13–17	Citibank N.A.	—	31
Czech Koruna	16,243	U.S. Dollar	638	4–13–17	Citibank N.A.	—	4
Euro	1,010	Swedish Krona	9,620	4–13–17	Citibank N.A.	—	4
Euro	1,000	U.S. Dollar	1,066	4–13–17	Citibank N.A.	—	1
Romanian Leu	932	U.S. Dollar	218	4–13–17	Citibank N.A.	—	—*
South African Rand	64,555	U.S. Dollar	5,026	4–13–17	Citibank N.A.	221	—
Turkish New Lira	5,504	U.S. Dollar	1,468	4–13–17	Citibank N.A.	—	42
U.S. Dollar	12,500	Euro	11,578	4–13–17	Citibank N.A.	—	142
U.S. Dollar	2,151	South African Rand	27,464	4–13–17	Citibank N.A.	—	107
Czech Koruna	31,400	U.S. Dollar	1,244	5–15–17	Citibank N.A.	—	3
Colombian Peso	15,487,318	U.S. Dollar	5,290	5–16–17	Citibank N.A.	—	66
U.S. Dollar	1,061	Colombian Peso	3,106,001	5–16–17	Citibank N.A.	13	—
Danish Kroner	12,500	U.S. Dollar	1,774	4–12–17	Deutsche Bank AG	—	19
Norwegian Krone	27,840	U.S. Dollar	3,284	4–12–17	Deutsche Bank AG	42	—
South African Rand	16,910	U.S. Dollar	1,281	4–13–17	Deutsche Bank AG	24	—
Romanian Leu	5,340	U.S. Dollar	1,257	5–25–17	Deutsche Bank AG	5	—
Canadian Dollar	1,679	U.S. Dollar	1,255	4–3–17	Goldman Sachs International	—	7
Swedish Krona	18,559	Norwegian Krone	17,855	4–12–17	Goldman Sachs International	8	—
British Pound	3,167	U.S. Dollar	3,889	4–13–17	Goldman Sachs International	—	81
Euro	1,002	Canadian Dollar	1,410	4–13–17	Goldman Sachs International	—	9
Euro	36,000	U.S. Dollar	37,992	4–13–17	Goldman Sachs International	—	429
Japanese Yen	149,421	U.S. Dollar	1,314	4–13–17	Goldman Sachs International	—	29
New Zealand Dollar	50	U.S. Dollar	35	4–13–17	Goldman Sachs International	—*	—
Romanian Leu	2,683	U.S. Dollar	627	4–13–17	Goldman Sachs International	—	2
U.S. Dollar	62	Australian Dollar	81	4–13–17	Goldman Sachs International	—*	—
U.S. Dollar	42	Canadian Dollar	56	4–13–17	Goldman Sachs International	—*	—
U.S. Dollar	192	Euro	180	4–13–17	Goldman Sachs International	—*	—
U.S. Dollar	260	Swedish Krona	2,328	4–13–17	Goldman Sachs International	—	—*
U.S. Dollar	1,304	Swiss Franc	1,317	4–13–17	Goldman Sachs International	11	—
Canadian Dollar	1,660	U.S. Dollar	1,245	4–12–17	Morgan Stanley International	—	3
Norwegian Krone	21,200	U.S. Dollar	2,510	4–12–17	Morgan Stanley International	41	—
Euro	5,000	U.S. Dollar	5,287	4–13–17	Morgan Stanley International	—	49

MARCH 31, 2017 (UNAUDITED)

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Japanese Yen	330,750	U.S. Dollar	2,898	4–13–17	Morgan Stanley International	$ —	$ 74
U.S. Dollar	22	Australian Dollar	28	4–13–17	Morgan Stanley International	—*	—
Philippine Peso	42,073	U.S. Dollar	830	5–8–17	Morgan Stanley International	—	7
South Korean Won	3,845,475	U.S. Dollar	3,331	5–15–17	Morgan Stanley International	—	113
						$431	$1,655

The following futures contracts were outstanding at March 31, 2017 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation (Depreciation)
Euro Bobl 5-Year Bond	Short	6–12–17	71	$ (9,983)	$ (2)
Euro-BTP Italian Government Bond	Short	6–12–17	26	(3,625)	(19)
Euro-Bund 10-Year Bond	Short	6–12–17	11	(1,894)	7
Euro-Buxl 30-Year Bond	Short	6–12–17	28	(5,035)	44
Euro-OAT France Government 10-Year Bond	Short	6–12–17	95	(14,902)	2
Euro-Schatz 2-Year Bond	Long	6–12–17	6	718	—*
U.S. 10-Year Treasury Note	Short	6–30–17	161	(20,055)	(109)
U.S. 10-Year Ultra Treasury Note	Short	6–30–17	10	(1,339)	(13)
U.S. Treasury Long Bond	Long	6–30–17	8	1,207	(1)
United Kingdom Long Gilt	Short	6–30–17	14	(2,238)	(37)
U.S. 2-Year Treasury Note	Short	7–6–17	169	(36,580)	(73)
U.S. 5-Year Treasury Note	Short	7–6–17	108	(12,714)	9
				$(106,440)	$(192)

The following written options were outstanding at March 31, 2017 (notional amounts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Notional Amounts	Expiration Month	Exercise Price	Premium Received	Value
USD versus TRY	Bank of America N.A.	Call	2,419,000	April 2017	$4.17	$35	$—*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Purchased Options	$ 5	$ 362	$ —
Corporate Debt Securities	—	61,340	—
Other Government Securities	—	40,366	—
United States Government Obligations	—	102,562	—
Short-Term Securities	—	1,898	—
Total	$ 5	$206,528	$ —
Centrally Cleared Credit Default Swaps	$ —	$ 163	$ —
Over the Counter Credit Default Swaps	$ —	$ 24	$ —
Forward Foreign Currency Contracts	$ —	$ 431	$ —
Futures Contracts	$ 62	$ —	$ —
Liabilities			
Centrally Cleared Credit Default Swaps	$ —	$ 18	$ —
Over the Counter Credit Default Swaps	$ —	$ 54	$ —
Forward Foreign Currency Contracts	$ —	$ 1,655	$ —
Futures Contracts	$254	$ —	$ —

During the period ended March 31, 2017, there were no transfers between Level 1 and 2.

MARCH 31, 2017 (UNAUDITED)

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)

United States	57.6%
Germany	5.7%
Netherlands	4.2%
Norway	3.7%
Canada	2.5%
Mexico	2.4%
Sweden	1.7%
United Kingdom	1.6%
France	1.5%
Denmark	1.1%
Indonesia	1.1%
Other Countries	12.6%
Other+	4.3%

+Includes purchased options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Ivy Apollo Multi-Asset Income Fund	Ivy Apollo Strategic Income Fund	Ivy California Municipal High Income Fund	Ivy IG International Small Cap Fund	Ivy Pictet Emerging Markets Local Currency Debt Fund[1]	Ivy Pictet Targeted Return Bond Fund[2]
ASSETS						
Investments in unaffiliated securities at value+	$ 572,384	$ 441,498	$ 13,677	$ 28,707	$52,009	$206,533
Investments at Value	572,384	441,498	13,677	28,707	52,009	206,533
Cash	287	263	1	—	31	381
Cash denominated in foreign currencies at value+	168	324	—	925	199	4,887
Restricted cash	—	—	—	—	—	1,181
Investment securities sold receivable	2,466	1,677	—	406	193	1,801
Dividends and interest receivable	3,517	4,289	123	127	828	1,822
Capital shares sold receivable	1,243	2,049	—	91	174	488
Receivable from affiliates	—	187	—	—	175	217
Unrealized appreciation on forward foreign currency contracts	273	48	—	—	296	431
Unrealized appreciation on swap agreements	—	—	—	—	51	24
Variation margin receivable	—	—	—	—	—	52
Prepaid and other assets	64	63	6	23	59	58
Total Assets	580,402	450,398	13,807	30,279	54,015	217,875
LIABILITIES						
Investment securities purchased payable	14,837	13,076	1,101	684	15	2,352
Capital shares redeemed payable	1,369	696	—	—	153	172
Distributions payable	—	—	5	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	3	3	—*	—*	1	1
Overdraft due to custodian	—	—	—	11	—	—
Distribution and service fees payable	2	1	—*	—*	—*	—*
Shareholder servicing payable	105	72	1	3	10	24
Investment management fee payable	11	5	—	1	1	5
Accounting services fee payable	12	9	1	2	4	4
Unrealized depreciation on forward foreign currency contracts	266	9	—	—	492	1,655
Unrealized depreciation on swap agreements	—	—	—	—	27	54
Variation margin payable	—	—	—	—	—	96
Written options at value+	—	—	—	—	—	—*
Other liabilities	165	64	9	—	52	9
Total Liabilities	16,770	13,935	1,117	701	755	4,372
Total Net Assets	$563,632	$436,463	$12,690	$29,578	$53,260	$ 213,503
NET ASSETS						
Capital paid in (shares authorized — unlimited)	$ 547,187	$ 429,041	$12,826	$ 28,641	$56,539	$ 214,370
Undistributed (distributions in excess of) net investment income	1,470	793	1	63	(1,651)	632
Accumulated net realized gain (loss)	(5,389)	1,088	—	(189)	(1,054)	(47)
Net unrealized appreciation (depreciation)	20,364	5,541	(137)	1,063	(574)	(1,452)
Total Net Assets	$563,632	$436,463	$12,690	$29,578	$53,260	$ 213,503
CAPITAL SHARES OUTSTANDING:						
Class A	13,134	11,945	666	935	1,326	1,972
Class C	1,862	794	112	101	232	394
Class E	N/A	N/A	N/A	N/A	200	N/A
Class I	37,588	28,662	411	1,732	3,521	10,340
Class N[3]	342	584	N/A	45	58	8,335
Class R	N/A	N/A	N/A	N/A	200	N/A
Class Y	462	786	100	45	317	350

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Ivy Apollo Multi-Asset Income Fund	Ivy Apollo Strategic Income Fund	Ivy California Municipal High Income Fund	Ivy IG International Small Cap Fund	Ivy Pictet Emerging Markets Local Currency Debt Fund[1]	Ivy Pictet Targeted Return Bond Fund[2]
NET ASSET VALUE PER SHARE:						
Class A	$10.56	$10.20	$9.85	$10.35	$9.07	$9.98
Class C	$10.55	$10.20	$9.85	$10.34	$8.92	$9.95
Class E	N/A	N/A	N/A	N/A	$9.07	N/A
Class I	$10.56	$10.21	$9.85	$10.36	$9.12	$9.98
Class N[3]	$10.56	$10.21	N/A	$10.36	$9.13	$9.98
Class R	N/A	N/A	N/A	N/A	$9.02	N/A
Class Y	$10.56	$10.20	$9.85	$10.35	$9.08	$9.97
+COST						
Investments in unaffiliated securities at cost	$551,923	$435,982	$13,814	$27,642	$52,372	$206,734
Cash denominated in foreign currencies at cost	168	325	—	924	198	4,880
Written options premiums received at cost	—	—	—	—	—	35

*Not shown due to rounding.

(1)Effective April 3, 2017, the Fund's name changed from Ivy Emerging Markets Local Currency Debt Fund to Ivy Pictet Emerging Markets Local Currency Debt Fund.

(2)Effective April 3, 2017, the Fund's name changed from Ivy Targeted Return Bond Fund to Ivy Pictet Targeted Return Bond Fund.

(3)Effective March 3, 2017 Class R6 has been renamed Class N.

See Accompanying Notes to Financial Statements.

FOR SIX MONTHS ENDED MARCH 31, 2017 (UNAUDITED)

(In thousands)	Ivy Apollo Multi-Asset Income Fund	Ivy Apollo Strategic Income Fund	Ivy California Municipal High Income Fund[1]	Ivy IG International Small Cap Fund[2]	Ivy Pictet Emerging Markets Local Currency Debt Fund[3]	Ivy Pictet Targeted Return Bond Fund[4]
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 4,381	$ 111	$ —	$ 150	$ —	$ —
Foreign dividend withholding tax	(223)	—	—	(11)	—	—
Interest and amortization from unaffiliated securities	6,589	8,909	141	3	1,475	1,271
Foreign interest withholding tax	—	—	—	—	(15)	—*
Total Investment Income	10,747	9,020	141	142	1,460	1,271
EXPENSES						
Investment management fee	1,669	1,232	—	61	228	579
Distribution and service fees:						
Class A	153	137	8	5	15	24
Class C	84	44	5	3	10	19
Class E	N/A	N/A	N/A	N/A	2	N/A
Class R	N/A	N/A	N/A	N/A	4	N/A
Class Y	6	8	1	—*	5	5
Shareholder servicing:						
Class A	135	79	1	1	12	10
Class C	16	8	—*	—*	—*	1
Class E	N/A	N/A	N/A	N/A	—*	N/A
Class I	274	190	2	5	25	77
Class N[5]	—*	—*	N/A	—*	—*	1
Class R	N/A	N/A	N/A	N/A	2	N/A
Class Y	4	5	1	—*	3	3
Registration fees	71	65	2	1	42	49
Offering cost	9	9	—	—	—	41
Custodian fees	37	17	1	10	31	18
Independent Trustees and Chief Compliance Officer fees	9	8	—*	—*	1	2
Accounting services fee	69	56	3	7	22	19
Professional fees	30	32	11	—*	42	24
Other	69	54	7	30	20	23
Total Expenses	2,635	1,944	42	123	464	895
Less:						
Expenses in excess of limit	—	(187)	—*	(44)	(175)	(211)
Total Net Expenses	2,635	1,757	42	79	289	684
Net Investment Income	8,112	7,263	99	63	1,171	587
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	(5,382)	1,442	—	(189)	(1,736)	(3,291)
Futures contracts	—	—	—	—	(5)	1,031
Written options	—	—	—	—	5	541
Swap agreements	—	—	—	—	(111)	403
Forward foreign currency contracts	1,924	141	—	—	(55)	1,697
Foreign currency exchange transactions	68	(18)	—	—*	(49)	1,866
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	11,254	(1,434)	(137)	1,065	184	(1,493)
Futures contracts	—	—	—	—	—*	(164)
Written options	—	—	—	—	—	169
Swap agreements	—	—	—	—	3	38
Forward foreign currency contracts	(136)	41	—	—	(199)	(1,396)
Foreign currency exchange transactions	(17)	(13)	—	(2)	6	3
Net Realized and Unrealized Gain (Loss)	7,711	159	(137)	874	(1,957)	(596)
Net Increase (Decrease) in Net Assets Resulting from Operations	$15,823	$7,422	$ (38)	$ 937	$ (786)	$ (9)

*Not shown due to rounding.
(1)For the period from October 3, 2016 (commencement of operations) to March 31, 2017.
(2)For the period from January 10, 2017 (commencement of operations) to March 31, 2017.
(3)Effective April 3, 2017, the Fund's name changed from Ivy Emerging Markets Local Currency Debt Fund to Ivy Pictet Emerging Markets Local Currency Debt Fund.
(4)Effective April 3, 2017, the Fund's name changed from Ivy Targeted Return Bond Fund to Ivy Pictet Targeted Return Bond Fund.
(5)Effective March 3, 2017 Class R6 has been renamed Class N.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Apollo Multi-Asset Income Fund		Ivy Apollo Strategic Income Fund		Ivy California Municipal High Income Fund
	Six months ended 3-31-17 (Unaudited)	Period from 10-1-15 (commencement of operations) to 9-30-16	Six months ended 3-31-17 (Unaudited)	Period from 10-1-15 (commencement of operations) to 9-30-16	Period from 10-3-16 (commencement of operations) to 3-31-17 (Unaudited)
INCREASE (DECREASE) IN NET ASSETS					
Operations:					
Net investment income	$ 8,112	$ 6,491	$ 7,263	$ 6,196	$ 99
Net realized gain (loss) on investments	(3,390)	(1,266)	1,565	934	—
Net change in unrealized appreciation (depreciation)	11,101	9,263	(1,406)	6,947	(137)
Net Increase (Decrease) in Net Assets Resulting from Operations	15,823	14,488	7,422	14,077	(38)
Distributions to Shareholders From:					
Net investment income:					
Class A	(1,948)	(2,829)	(2,165)	(3,125)	(53)
Class C	(213)	(154)	(146)	(124)	(5)
Class I	(5,834)	(2,005)	(4,883)	(1,752)	(32)
Class N[1]	(66)	(73)	(125)	(155)	N/A
Class Y	(72)	(81)	(135)	(116)	(8)
Net realized gains:					
Class A	(175)	(6)	(451)	—	—
Class C	(23)	—*	(38)	—	—
Class I	(463)	(1)	(906)	—	—
Class N[1]	(6)	—*	(25)	—	N/A
Class Y	(7)	—*	(28)	—	—
Total Distributions to Shareholders	(8,807)	(5,149)	(8,902)	(5,272)	(98)
Capital Share Transactions	185,378	361,899	139,048	290,090	12,826
Net Increase in Net Assets	192,394	371,238	137,568	298,895	12,690
Net Assets, Beginning of Period	371,238	—	298,895	—	—
Net Assets, End of Period	$563,632	$371,238	$436,463	$298,895	12,690
Undistributed net investment income	$ 1,470	$ 1,423	$ 793	$ 1,002	$ 1

*Not shown due to rounding.

(1)Effective March 3, 2017 Class R6 has been renamed Class N.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy IG International Small Cap Fund Period from 1-10-17 (commencement of operations) to 3-31-17 (Unaudited)	Ivy Pictet Emerging Markets Local Currency Debt Fund[1] Six months ended 3-31-17 (Unaudited)	Ivy Pictet Emerging Markets Local Currency Debt Fund[1] Year ended 9-30-16
INCREASE (DECREASE) IN NET ASSETS			
Operations:			
Net investment income	$ 63	$ 1,171	$ 1,714
Net realized loss on investments	(189)	(1,951)	(3,294)
Net change in unrealized appreciation (depreciation)	1,063	(6)	6,837
Net Increase (Decrease) in Net Assets Resulting from Operations	937	(786)	5,257
Distributions to Shareholders From:			
Net investment income:			
Class A	—	—	—
Class C	—	—	—
Class E	N/A	—	—
Class I	—	—	—
Class N[2]	—	—	—
Class R	N/A	—	—
Class Y	—	—	—
Net realized gains:			
Class A	—	—	—
Class C	—	—	—
Class E	N/A	—	—
Class I	—	—	—
Class N[2]	—	—	—
Class R	N/A	—	—
Class Y	—	—	—
Total Distributions to Shareholders	—	—	—
Capital Share Transactions	28,641	4,023	2,787
Net Increase in Net Assets	29,578	3,237	8,044
Net Assets, Beginning of Period	—	50,023	41,979
Net Assets, End of Period	29,578	$53,260	$50,023
Undistributed (distributions in excess of) net investment income	$ 63	$ (1,651)	$ (1,276)

(1)Effective April 3, 2017, the Fund's name changed from Ivy Emerging Markets Local Currency Debt Fund to Ivy Pictet Emerging Markets Local Currency Debt Fund.

(2)Effective March 3, 2017 Class R6 has been renamed Class N.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Pictet Targeted Return Bond Fund[1]	
	Six months ended 3-31-17 (Unaudited)	Year ended 9-30-16
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 587	$ 470
Net realized gain (loss) on investments	2,247	(103)
Net change in unrealized appreciation (depreciation)	(2,843)	1,390
Net Increase (Decrease) in Net Assets Resulting from Operations	(9)	1,757
Distributions to Shareholders From:		
Net investment income:		
Class A	(241)	—
Class C	(25)	—
Class I	(1,270)	—
Class N[2]	(34)	—
Class Y	(46)	—
Net realized gains:		
Class A	(178)	—
Class C	(35)	—
Class I	(793)	—
Class N[2]	(20)	—
Class Y	(32)	—
Total Distributions to Shareholders	(2,674)	—
Capital Share Transactions	113,426	101,003
Net Increase in Net Assets	110,743	102,760
Net Assets, Beginning of Period	102,760	—
Net Assets, End of Period	$213,503	$102,760
Undistributed net investment income	$ 632	$ 306

(1)Effective April 3, 2017, the Fund's name changed from Ivy Targeted Return Bond Fund to Ivy Pictet Targeted Return Bond Fund.

(2)Effective March 3, 2017 Class R6 has been renamed Class N.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY APOLLO MULTI-ASSET INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2017 (unaudited)	$10.45	$ 0.17	$ 0.12	$0.29	$ (0.16)	$(0.02)	$ (0.18)
Period ended 9-30-2016[4]	10.00	0.37	0.31	0.68	(0.23)	—*	(0.23)
Class C Shares							
Six-month period ended 3-31-2017 (unaudited)	10.46	0.13	0.11	0.24	(0.13)	(0.02)	(0.15)
Period ended 9-30-2016[4]	10.00	0.28	0.33	0.61	(0.15)	—*	(0.15)
Class I Shares							
Six-month period ended 3-31-2017 (unaudited)	10.46	0.18	0.12	0.30	(0.18)	(0.02)	(0.20)
Period ended 9-30-2016[4]	10.00	0.39	0.32	0.71	(0.25)	—*	(0.25)
Class N Shares[5]							
Six-month period ended 3-31-2017 (unaudited)	10.46	0.20	0.11	0.31	(0.19)	(0.02)	(0.21)
Period ended 9-30-2016[4]	10.00	0.38	0.33	0.71	(0.25)	—*	(0.25)
Class Y Shares							
Six-month period ended 3-31-2017 (unaudited)	10.45	0.18	0.12	0.30	(0.17)	(0.02)	(0.19)
Period ended 9-30-2016[4]	10.00	0.34	0.34	0.68	(0.23)	—*	(0.23)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2015 (commencement of operations of the class) through September 30, 2016.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2016.

(8) Ratio of expenses to average net assets excluding offering cost was 1.25%.

(9) Ratio of expenses to average net assets excluding offering cost was 2.01%.

(10) Ratio of expenses to average net assets excluding offering cost was 0.93%.

(11) Ratio of expenses to average net assets excluding offering cost was 0.89%.

(12) Ratio of expenses to average net assets excluding offering cost was 1.20%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2017 (unaudited)	$10.56	2.81%	$ 139	1.30%[6]	3.32%[6]	—%	—%	43%
Period ended 9-30-2016[4]	10.45	6.85	95	1.30[6][8]	3.69[6]	1.41[6]	3.58[6]	63[7]
Class C Shares								
Six-month period ended 3-31-2017 (unaudited)	10.55	2.32	20	2.01[6]	2.51[6]	—	—	43
Period ended 9-30-2016[4]	10.46	6.14	14	2.06[6][9]	2.78[6]	—	—	63[7]
Class I Shares								
Six-month period ended 3-31-2017 (unaudited)	10.56	2.88	396	0.99[6]	3.47[6]	—	—	43
Period ended 9-30-2016[4]	10.46	7.25	255	0.98[6][10]	3.80[6]	—	—	63[7]
Class N Shares[5]								
Six-month period ended 3-31-2017 (unaudited)	10.56	2.97	4	0.84[6]	3.79[6]	—	—	43
Period ended 9-30-2016[4]	10.46	7.26	3	0.94[6][11]	3.73[6]	—	—	63[7]
Class Y Shares								
Six-month period ended 3-31-2017 (unaudited)	10.56	2.83	5	1.24[6]	3.38[6]	—	—	43
Period ended 9-30-2016[4]	10.45	6.90	4	1.25[6][12]	3.31[6]	1.33[6]	3.23[6]	63[7]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY APOLLO STRATEGIC INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2017 (unaudited)	$10.26	$ 0.19	$(0.01)	$ 0.18	$(0.20)	$(0.04)	$(0.24)
Period ended 9-30-2016[4]	10.00	0.34	0.18	0.52	(0.26)	—	(0.26)
Class C Shares							
Six-month period ended 3-31-2017 (unaudited)	10.26	0.16	(0.01)	0.15	(0.17)	(0.04)	(0.21)
Period ended 9-30-2016[4]	10.00	0.27	0.19	0.46	(0.20)	—	(0.20)
Class I Shares							
Six-month period ended 3-31-2017 (unaudited)	10.27	0.21	(0.01)	0.20	(0.22)	(0.04)	(0.26)
Period ended 9-30-2016[4]	10.00	0.39	0.17	0.56	(0.29)	—	(0.29)
Class N Shares[5]							
Six-month period ended 3-31-2017 (unaudited)	10.27	0.21	(0.01)	0.20	(0.22)	(0.04)	(0.26)
Period ended 9-30-2016[4]	10.00	0.34	0.22	0.56	(0.29)	—	(0.29)
Class Y Shares							
Six-month period ended 3-31-2017 (unaudited)	10.26	0.20	(0.01)	0.19	(0.21)	(0.04)	(0.25)
Period ended 9-30-2016[4]	10.00	0.33	0.20	0.53	(0.27)	—	(0.27)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2015 (commencement of operations of the class) through September 30, 2016.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2016.

(8) Ratio of expenses to average net assets excluding offering cost was 1.10%.

(9) Ratio of expenses to average net assets excluding offering cost was 1.79%.

(10) Ratio of expenses to average net assets excluding offering cost was 0.80%.

(11) Ratio of expenses to average net assets excluding offering cost was 0.79%.

(12) Ratio of expenses to average net assets excluding offering cost was 1.05%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2017 (unaudited)	$10.20	1.86%	$ 122	1.15%[6]	3.82%[6]	1.21%[6]	3.76%[6]	17%
Period ended 9-30-2016[4]	10.26	5.35	95	1.15[6][8]	3.36[6]	1.26[6]	3.25[6]	42[7]
Class C Shares								
Six-month period ended 3-31-2017 (unaudited)	10.20	1.51	8	1.85[6]	3.13[6]	1.99[6]	2.99[6]	17
Period ended 9-30-2016[4]	10.26	4.66	8	1.84[6][9]	2.71[6]	1.96[6]	2.59[6]	42[7]
Class I Shares								
Six-month period ended 3-31-2017 (unaudited)	10.21	2.01	292	0.85[6]	4.11[6]	0.97[6]	3.99[6]	17
Period ended 9-30-2016[4]	10.27	5.75	184	0.85[6][10]	3.91[6]	0.98[6]	3.78[6]	42[7]
Class N Shares[5]								
Six-month period ended 3-31-2017 (unaudited)	10.21	2.02	6	0.82[6]	4.16[6]	—	—	17
Period ended 9-30-2016[4]	10.27	5.75	6	0.84[6][11]	3.44[6]	—	—	42[7]
Class Y Shares								
Six-month period ended 3-31-2017 (unaudited)	10.20	1.89	8	1.10[6]	3.87[6]	1.21[6]	3.76[6]	17
Period ended 9-30-2016[4]	10.26	5.39	6	1.10[6][12]	3.31[6]	1.23[6]	3.18[6]	42[7]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Period ended 3-31-2017[4]	$10.00	$0.09	$(0.15)	$(0.06)	$(0.09)	$—	$(0.09)
Class C Shares							
Period ended 3-31-2017[4]	10.00	0.05	(0.15)	(0.10)	(0.05)	—	(0.05)
Class I Shares							
Period ended 3-31-2017[4]	10.00	0.09	(0.15)	(0.06)	(0.09)	—	(0.09)
Class Y Shares							
Period ended 3-31-2017[4]	10.00	0.08	(0.15)	(0.07)	(0.08)	—	(0.08)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 3, 2016 (commencement of operations of the class) through March 31, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended March 31, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Period ended 3-31-2017[4]	$9.85	-0.74%	$7	0.75%[5]	1.81%[5]	—%	—%	0%[6]
Class C Shares								
Period ended 3-31-2017[4]	9.85	-1.12	1	1.52[5]	1.01[5]	—	—	0[6]
Class I Shares								
Period ended 3-31-2017[4]	9.85	-0.65	4	0.57[5]	1.99[5]	—	—	0[6]
Class Y Shares								
Period ended 3-31-2017[4]	9.85	-0.74	1	0.75[5]	1.75[5]	0.78[5]	1.72[5]	0[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY IG INTERNATIONAL SMALL CAP FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Period ended 3-31-2017[4]	$10.00	$0.02	$0.33	$0.35	$—	$—	$—
Class C Shares							
Period ended 3-31-2017[4]	10.00	0.00*	0.34	0.34	—	—	—
Class I Shares							
Period ended 3-31-2017[4]	10.00	0.03	0.33	0.36	—	—	—
Class N Shares							
Period ended 3-31-2017[4]	10.00	0.02	0.34	0.36	—	—	—
Class Y Shares							
Period ended 3-31-2017[4]	10.00	0.02	0.33	0.35	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 3, 2016 (commencement of operations of the class) through March 31, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended March 31, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Period ended 3-31-2017[4]	$10.35	3.50%	$ 11	1.43%[5]	0.84%[5]	2.05%[5]	0.22%[5]	13%[6]
Class C Shares								
Period ended 3-31-2017[4]	10.34	3.30	1	2.16[5]	0.07[5]	2.78[5]	-0.55[5]	13[6]
Class I Shares								
Period ended 3-31-2017[4]	10.36	3.50	18	1.14[5]	1.20[5]	1.92[5]	0.42[5]	13[6]
Class N Shares								
Period ended 3-31-2017[4]	10.36	3.50	—*	1.14[5]	1.08[5]	1.76[5]	0.46[5]	13[6]
Class Y Shares								
Period ended 3-31-2017[4]	10.35	3.50	—*	1.43[5]	0.80[5]	2.16[5]	0.07[5]	13[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2017 (unaudited)	$ 9.21	$ 0.19	$(0.33)	$ (0.14)	$ —	$—	$ —
Year ended 9-30-2016	8.11	0.33	0.77	1.10	—	—	—
Year ended 9-30-2015	9.76	0.34	(1.83)	(1.49)	(0.16)	—*	(0.16)
Period ended 9-30-2014[5]	10.00	0.16	(0.40)	(0.24)	—	—	—
Class C Shares							
Six-month period ended 3-31-2017 (unaudited)	9.09	0.16	(0.33)	(0.17)	—	—	—
Year ended 9-30-2016	8.06	0.28	0.75	1.03	—	—	—
Year ended 9-30-2015	9.73	0.27	(1.83)	(1.56)	(0.11)	—*	(0.11)
Period ended 9-30-2014[5]	10.00	0.13	(0.40)	(0.27)	—	—	—
Class E Shares							
Six-month period ended 3-31-2017 (unaudited)	9.21	0.20	(0.34)	(0.14)	—	—	—
Year ended 9-30-2016	8.11	0.35	0.75	1.10	—	—	—
Year ended 9-30-2015	9.76	0.33	(1.82)	(1.49)	(0.16)	—*	(0.16)
Period ended 9-30-2014[5]	10.00	0.16	(0.40)	(0.24)	—	—	—
Class I Shares							
Six-month period ended 3-31-2017 (unaudited)	9.25	0.22	(0.35)	(0.13)	—	—	—
Year ended 9-30-2016	8.12	0.39	0.74	1.13	—	—	—
Year ended 9-30-2015	9.77	0.36	(1.84)	(1.48)	(0.17)	—*	(0.17)
Period ended 9-30-2014[5]	10.00	0.17	(0.40)	(0.23)	—	—	—
Class N Shares)[7]							
Six-month period ended 3-31-2017 (unaudited)	9.25	0.21	(0.33)	(0.12)	—	—	—
Year ended 9-30-2016	8.12	0.38	0.75	1.13	—	—	—
Period ended 9-30-2015[6]	9.08	0.23	(1.19)	(0.96)	—	—	—
Class R Shares							
Six-month period ended 3-31-2017 (unaudited)	9.17	0.19	(0.34)	(0.15)	—	—	—
Year ended 9-30-2016	8.09	0.32	0.76	1.08	—	—	—
Year ended 9-30-2015	9.74	0.31	(1.82)	(1.51)	(0.14)	—*	(0.14)
Period ended 9-30-2014[5]	10.00	0.15	(0.41)	(0.26)	—	—	—
Class Y Shares							
Six-month period ended 3-31-2017 (unaudited)	9.21	0.20	(0.33)	(0.13)	—	—	—
Year ended 9-30-2016	8.11	0.35	0.75	1.10	—	—	—
Year ended 9-30-2015	9.76	0.34	(1.83)	(1.49)	(0.16)	—*	(0.16)
Period ended 9-30-2014[5]	10.00	0.16	(0.40)	(0.24)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from April 30, 2014 (commencement of operations of the class) through September 30, 2014.

(6) For the period from January 30, 2015 (commencement of operations of the class) through September 30, 2015.

(7) Effective March 3, 2017 Class R6 has been renamed Class N.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2014.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2015.

(10) Ratio of expenses to average net assets excluding offering cost was 2.00%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.80%.

(12) Ratio of expenses to average net assets excluding offering cost was 2.50%.

(13) Ratio of expenses to average net assets excluding offering cost was 2.47%.

(14) Ratio of expenses to average net assets excluding offering cost was 1.72%.

(15) Ratio of expenses to average net assets excluding offering cost was 1.71%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.62%.

(17) Ratio of expenses to average net assets excluding offering cost was 1.61%.

(18) Ratio of expenses to average net assets excluding offering cost was 2.33%.

(19) Ratio of expenses to average net assets excluding offering cost was 1.96%.

(20) Ratio of expenses to average net assets excluding offering cost was 1.47%.

(21) Ratio of expenses to average net assets excluding offering cost was 1.86%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2017 (unaudited)	$9.07	-1.52%	$ 12	1.25%[4]	4.31%[4]	2.02%[4]	3.54%[4]	32%
Year ended 9-30-2016	9.21	13.56	12	1.25	3.90	2.03	3.12	74
Year ended 9-30-2015	8.11	-15.45	26	1.25	3.81	2.21[10]	2.85	40
Period ended 9-30-2014[5]	9.76	-2.40	20	1.25[4]	3.70[4]	2.18[4][11]	2.77[4]	18[8]
Class C Shares								
Six-month period ended 3-31-2017 (unaudited)	8.92	-1.87	2	2.00 [4]	3.74[4]	2.56[4]	3.18[4]	32
Year ended 9-30-2016	9.09	12.78	2	2.00	3.27	2.50	2.77	74
Year ended 9-30-2015	8.06	-16.12	2	2.00	2.98	2.71[12]	2.27	40
Period ended 9-30-2014 [5]	9.73	-2.70	2	2.00[4]	2.95[4]	2.85[4][13]	2.10[4]	18[8]
Class E Shares								
Six-month period ended 3-31-2017 (unaudited)	9.07	-1.52	2	1.25[4]	4.48[4]	1.76[4]	3.97[4]	32
Year ended 9-30-2016	9.21	13.56	2	1.26	4.01	1.72	3.55	74
Year ended 9-30-2015	8.11	-15.45	2	1.26	3.72	1.93[14]	3.05	40
Period ended 9-30-2014 [5]	9.76	-2.40	2	1.25[4]	3.72[4]	2.09[4][15]	2.88[4]	18[8]
Class I Shares								
Six-month period ended 3-31-2017 (unaudited)	9.12	-1.41	31	1.00[4]	4.87[4]	1.69 [4]	4.18[4]	32
Year ended 9-30-2016	9.25	13.92	26	1.00	4.42	1.62	3.80	74
Year ended 9-30-2015	8.12	-15.29	8	1.00	4.00	1.83[16]	3.17	40
Period ended 9-30-2014 [5]	9.77	-2.30	8	1.00[4]	3.97[4]	1.99[4][17]	2.98[4]	18[8]
Class N Shares[7]								
Six-month period ended 3-31-2017 (unaudited)	9.13	-1.30	1	1.00[4]	4.67[4]	1.52[4]	4.15[4]	32
Year ended 9-30-2016	9.25	13.92	1	1.00	4.35	1.47	3.88	74
Period ended 9-30-2015 [6]	8.12	-10.57	—*	1.00[4]	4.03[4]	1.68[4][20]	3.35[4]	40[9]
Class R Shares								
Six-month period ended 3-31-2017 (unaudited)	9.02	-1.64	2	1.50[4]	4.22[4]	2.26 [4]	3.46 [4]	32
Year ended 9-30-2016	9.17	13.35	2	1.50	3.77	2.21	3.06	74
Year ended 9-30-2015	8.09	-15.63	2	1.50	3.48	2.54[18]	2.44	40
Period ended 9-30-2014 [5]	9.74	-2.60	2	1.50[4]	3.47[4]	2.59[4][19]	2.38[4]	18[8]
Class Y Shares								
Six-month period ended 3-31-2017 (unaudited)	9.08	-1.41	3	1.25[4]	4.45[4]	1.92[4]	3.78[4]	32
Year ended 9-30-2016	9.21	13.56	5	1.25	4.06	1.86	3.45	74
Year ended 9-30-2015	8.11	-15.45	2	1.25	3.73	2.07[21]	2.91	40
Period ended 9-30-2014 [5]	9.76	-2.40	3	1.25[4]	3.72[4]	2.24[4][21]	2.73[4]	18[8]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PICTET TARGETED RETURN BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2017 (unaudited)	$ 10.21	$0.03	$(0.04)	$ (0.01)	$ (0.13)	$(0.09)	$(0.22)
Period ended 9-30-2016[5]	10.00	0.06	0.15	0.21	—	—	—
Class C Shares							
Six-month period ended 3-31-2017 (unaudited)	10.16	0.00*	(0.06)	(0.06)	(0.06)	(0.09)	(0.15)
Period ended 9-30-2016[5]	10.00	0.01	0.15	0.16	—	—	—
Class I Shares							
Six-month period ended 3-31-2017 (unaudited)	10.23	0.05	(0.06)	(0.01)	(0.15)	(0.09)	(0.24)
Period ended 9-30-2016[5]	10.00	0.08	0.15	0.23	—	—	—
Class N Shares							
Six-month period ended 3-31-2017 (unaudited)	10.24	0.06	(0.07)	(0.01)	(0.16)	(0.09)	(0.25)
Period ended 9-30-2016[5]	10.00	0.09	0.15	0.24	—	—	—
Class Y Shares							
Six-month period ended 3-31-2017 (unaudited)	10.22	0.03	(0.06)	(0.03)	(0.13)	(0.09)	(0.22)
Period ended 9-30-2016[5]	10.00	0.06	0.16	0.22	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from January 4, 2016 (commencement of operations of the class) through September 30, 2016.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2016.

(7) Ratio of expenses to average net assets excluding offering costs was 1.19%.

(8) Ratio of expenses to average net assets excluding offering costs was 1.14%.

(9) Ratio of expenses to average net assets excluding offering costs was 1.85%.

(10) Ratio of expenses to average net assets excluding offering costs was 1.77%.

(11) Ratio of expenses to average net assets excluding offering costs was 0.94%.

(12) Ratio of expenses to average net assets excluding offering costs was 0.87%.

(13) Ratio of expenses to average net assets excluding offering costs was 0.81%.

(14) Ratio of expenses to average net assets excluding offering costs was 0.74%.

(15) Ratio of expenses to average net assets excluding offering costs was 1.19%.

(16) Ratio of expenses to average net assets excluding offering costs was 1.02%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2017 (unaudited)	$ 9.98	-0.10%	$ 20	1.25%[4][7]	0.69%[4]	1.54%[4]	0.40%[4]	106%
Period ended 9-30-2016[5]	10.21	2.10	19	1.27[4][8]	0.88[4]	1.55[4]	0.60[4]	90[6]
Class C Shares								
Six-month period ended 3-31-2017 (unaudited)	9.95	-0.54	4	1.91[4][9]	0.02[4]	2.20[4]	-0.27[4]	106
Period ended 9-30-2016[5]	10.16	1.60	4	1.90[4][10]	0.15[4]	2.18[4]	-0.13[4]	90[6]
Class I Shares								
Six-month period ended 3-31-2017 (unaudited)	9.98	-0.07	104	1.00[4][11]	0.95[4]	1.34[4]	0.61[4]	106
Period ended 9-30-2016[5]	10.23	2.30	74	1.00[4][12]	1.02[4]	1.30[4]	0.72[4]	90[6]
Class N Shares								
Six-month period ended 3-31-2017 (unaudited)	9.98	-0.05	83	0.87[4][13]	1.24[4]	1.17[4]	0.94[4]	106
Period ended 9-30-2016[5]	10.24	2.40	2	0.87[4][14]	1.17[4]	1.16[4]	0.88[4]	90[6]
Class Y Shares								
Six-month period ended 3-31-2017 (unaudited)	9.97	-0.23	3	1.25[4][15]	0.69[4]	1.56[4]	0.38[4]	106
Period ended 9-30-2016[5]	10.22	2.20	4	1.15[4][16]	0.89[4]	1.55[4]	0.49[4]	90[6]

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund, Ivy IG International Small Cap Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund (formerly known as Ivy Emerging Markets Local Currency Debt Fund) and Ivy Pictet Targeted Return Bond Fund (formerly known as Ivy Targeted Return Bond Fund) (each, a "Fund") are six series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class C, Class I and Class Y shares. All Funds (except for Ivy California Municipal High Income Fund) offer Class N (formerly Class R6) shares. Ivy Pictet Emerging Markets Local Currency Debt Fund also offers Class E and Class R shares. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, C, E, R and Y have a distribution and service plan. Class I and Class N shares are not included in the plan.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Collateralized Loan Obligations. Certain Funds may invest in collateralized loan obligations ("CLOs"). CLOs are a type of asset-backed security. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. The cash flows of a CLO can be split into multiple segments, called "tranches", which will vary in risk profile and yield. Each tranche is a piece of the CLO, and dictates who will be paid out first when the underlying loan payments are made. It also dictates the risk associated with the investment, since investors who are paid last have a higher risk of default from the underlying loans.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Offering costs. Each Fund bears all costs associated with the offering expenses of the Fund including legal, printing and support services. All such costs are amortized as an expense of the new Fund on a straight-line basis over twelve months from commencement of operations.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Other Government Securities. Other government securities include emerging market sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities. The fair value of other government securities is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most other government securities are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2017, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds may invest in swap agreements. Swap agreements are bilaterally negotiated agreements between a Fund and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements may be privately negotiated in the over the counter market ("OTC swaps") or may be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Daily changes in valuation of centrally cleared swaps, if any, are recorded as variation margin receivable or variation margin payable on the Statement of Assets and Liabilities. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Upon entering into a centrally cleared swap, a Fund is required to deposit initial margin with the broker in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Credit default swap agreements on corporate issuers or credit indices involve one party making a stream of payments to another party in exchange for the right to receive a specified return in the event of a write-down, principal shortfall, interest shortfall or default of the corporate issuer or all or part of the referenced entities comprising the credit index. As a buyer, if an underlying credit event occurs, a Fund will either (i) receive from the seller an amount equal to the notional amount of the swap and deliver the corporate issuer security or underlying securities comprising the index, or (ii) receive a net settlement of cash equal to the notional amount of the swap less the recovery value of the corporate issuer security or underlying securities comprising the index. As a seller (writer), if an underlying credit event occurs, a Fund will either pay the buyer an amount equal to the notional amount of the swap and take delivery of the corporate issuer security or underlying securities comprising the index or pay a net settlement of cash equal to the notional amount of the swap less the recovery value of the corporate issuer security or underlying securities comprising the index.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into credit default swaps to protect bonds owned by a Fund against default.

Interest rate swaps are agreements in which one party pays a stream of interest payments, either fixed or floating, for another party's stream of interest payments, either fixed or floating, on the same notional amount for a specified period of time.

Ivy Pictet Emerging Markets Local Currency Debt Fund enters into interest rate swaps to gain or reduce exposure to interest rates or to manage duration, the yield curve or interest rate risk by economically hedging the value of the fixed rate bonds, which may decrease when interest rates rise (interest rate risk).

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2017:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Apollo Multi-Asset Income Fund							
Unrealized appreciation on forward foreign currency contracts	$273	$—	$273	$(229)	$—	$ —	$ 44
Ivy Apollo Strategic Income Fund							
Unrealized appreciation on forward foreign currency contracts	$ 48	$—	$ 48	$ (9)	$—	$ —	$ 39
Ivy Pictet Emerging Markets Local Currency Debt Fund							
Unrealized appreciation on forward foreign currency contracts	$296	$—	$296	$(285)	$—	$ —	$ 11
Unrealized appreciation on swap agreements	51	—	51	(2)	—	—	49
Total	$347	$—	$347	$(287)	$—	$ —	$ 60
Ivy Pictet Targeted Return Bond Fund							
Investments in unaffiliated securities at value*	$362	$—	$362	$ —**	$—	$ (218)	$144
Unrealized appreciation on forward foreign currency contracts	431	—	431	(381)	—	(50)	—
Unrealized appreciation on swap agreements	24	—	24	(10)	—	—	14
Total	$ 817	$—	$ 817	$ (391)	$—	$(268)	$158

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

** Not shown due to rounding.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy Apollo Multi-Asset Income Fund							
Unrealized depreciation on forward foreign currency contracts	$ 266	$—	$ 266	$(229)	$ (37)	$ —	$ —
Ivy Apollo Strategic Income Fund							
Unrealized depreciation on forward foreign currency contracts	$ 9	$—	$ 9	$ (9)	$ —	$ —	$ —
Ivy Pictet Emerging Markets Local Currency Debt Fund							
Unrealized depreciation on forward foreign currency contracts	$ 492	$—	$ 492	$(285)	$ —	$ —	$207
Unrealized depreciation on swap agreements	27	—	27	(2)	—	—	25
Total	$ 519	$—	$ 519	$(287)	$ —	$ —	$232
Ivy Pictet Targeted Return Bond Fund							
Unrealized depreciation on forward foreign currency contracts	$1,655	$—	$1,655	$ (381)	$(587)	$(205)	$482
Unrealized depreciation on swap agreements	54	—	54	(10)	(39)	—	5
Written options at value	—*	—	—*	—*	—	—	—
Total	$1,709	$—	$1,709	$ (391)	$(626)	$(205)	$487

* Not shown due to rounding.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2017:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Apollo Multi-Asset Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$273	Unrealized depreciation on forward foreign currency contracts	$ 266
Ivy Apollo Strategic Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	48	Unrealized depreciation on forward foreign currency contracts	9
Ivy Pictet Emerging Markets Local Currency Debt Fund	Credit		—	Unrealized depreciation on over the counter swap agreements	27
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	296	Unrealized depreciation on forward foreign currency contracts	492
	Interest rate	Investments in unaffiliated securities at value*	—***		—
		Unrealized appreciation on swap agreements	51		—
Ivy Pictet Targeted Return Bond Fund	Credit	Unrealized appreciation on centrally cleared swap agreements**	163	Unrealized appreciation on centrally cleared swap agreements**	18
		Unrealized appreciation on over the counter swap agreements	24	Unrealized depreciation on over the counter swap agreements	54
	Foreign currency	Investments in unaffiliated securities at value*	362	Written options at value	—***
		Unrealized appreciation on forward foreign currency contracts	431	Unrealized depreciation on forward foreign currency contracts	1,655
	Interest rate	Investments in unaffiliated securities at value*	5		—
		Unrealized appreciation on futures contracts**	62	Unrealized depreciation on futures contracts**	254

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

** The value presented includes cumulative gain (loss) on open futures contracts and centrally cleared credit default swap agreements; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended March 31, 2017.

***Not shown due to rounding.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended March 31, 2017:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Apollo Multi-Asset Income Fund	Foreign currency	$ —	$ —	$ —	$ —	$1,924	$1,924
Ivy Apollo Strategic Income Fund	Foreign currency	—	—	—	—	141	141
Ivy Pictet Emerging Markets Local Currency Debt Fund	Interest rate	(10)	(111)	(5)	5	—	(121)
	Foreign currency	—	—	—	—	(55)	(55)
Ivy Pictet Targeted Return Bond Fund	Credit	—	403	—	—	—	403
	Foreign currency	(340)	—	—	547	1,697	1,904
	Interest rate	(262)	—	1,031	(6)	—	763

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended March 31, 2017:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Apollo Multi-Asset Income Fund	Foreign currency	$ —	$ —	$ —	$ —	$ (136)	$ (136)
Ivy Apollo Strategic Income Fund	Foreign currency	—	—	—	—	41	41
Ivy Pictet Emerging Markets Local Currency Debt Fund	Credit	—	(27)	—	—	—	(27)
	Foreign currency	—	—	—	—	(199)	(199)
	Interest rate	1	30	—**	—	—	31
Ivy Pictet Targeted Return Bond Fund	Credit	—	38	—	—	—	38
	Foreign currency	(177)	—	—	144	(1,396)	(1,429)
	Interest rate	37	—	(164)	25	—	(102)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.
**Not shown due to rounding.

During the period ended March 31, 2017, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Apollo Multi-Asset Income Fund	$ 54	$ —	$ —	$ —	$ —	$ —
Ivy Apollo Strategic Income Fund	88	—	—	—	—	—
Ivy Pictet Emerging Markets Local Currency Debt Fund	103	37	285	110,670	—*	—
Ivy Pictet Targeted Return Bond Fund	95	3,110	58,045	17,923	322	422

*Not shown due to rounding.
(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 9-30-16	Options written	Options closed	Options exercised	Options expired	Outstanding at 3-31-17
Ivy Pictet Emerging Markets Local Currency Debt Fund						
Number of Contracts	N/A	32	—	—	(32)	N/A
Premium Received	N/A	$ 5	$ —	$ —	$ (5)	N/A
Ivy Pictet Targeted Return Bond Fund						
Number of Contracts	106	123	(148)	(81)	—	N/A
Notional Amounts	16,400,000	42,117,000	(20,076,000)	(8,422,000)	(27,600,000)	2,419,000
Premium Received	$ 423	$ 836	$ (456)	$ (370)	$ (398)	$ 35

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $10,000M	$10,000 to $15,000M	Over $15,000M
Ivy Apollo Multi-Asset Income Fund	0.700%	0.700%	0.650%	0.650%	0.610%	0.580%	0.580%	0.580%	0.580%
Ivy Apollo Strategic Income Fund	0.680	0.680	0.620	0.620	0.580	0.570	0.570	0.570	0.570
Ivy California Municipal High Income Fund	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.390	0.385
Ivy IG International Small Cap Fund	1.000	1.000	0.950	0.950	0.900	0.900	0.850	0.850	0.850
Ivy Pictet Emerging Markets Local Currency Debt Fund	0.900	0.900	0.850	0.850	0.800	0.800	0.750	0.720	0.720
Ivy Pictet Targeted Return Bond Fund	0.900	0.900	0.850	0.850	0.800	0.800	0.750	0.750	0.750

IICO has entered into Subadvisory Agreements with the following entities on behalf of the Funds:

Under an agreement between IICO and Apollo Credit Management, LLC ("Apollo"), Apollo serves as subadviser for the total return strategy of each of the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser for the global real estate strategy of the Ivy Apollo Multi-Asset Income Fund. Under an agreement between IICO and Pictet Asset Management Limited ("Pictet UK") and Pictet Asset Management (Singapore) PTE Ltd. ("Pictet Singapore," and collectively with Pictet UK, "Pictet"), Pictet serves as subadvisor to Ivy Pictet Emerging Markets Local Currency Debt Fund. Under an agreement between IICO and I.G. International Management Ltd. ("IG Ireland"), IG Ireland serves as subadviser for the Ivy IG International Small Cap Fund. Under an agreement between IICO and Pictet Asset Management SA ("Pictet AM CH"), Pictet AM CH serves as subadvisor to Ivy Pictet Targeted Return Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class C or certain Class A and Class E shares and is paid to IDI. During the period ended March 31, 2017, IDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | | | Commissions Paid[1] |
		Class A	Class C	Class E	
Ivy Apollo Multi-Asset Income Fund	$213	$ 1	$ 1	N/A	$206
Ivy Apollo Strategic Income Fund	145	2	—*	N/A	143
Ivy California Municipal High Income Fund	11	—	—	N/A	10
Ivy IG International Small Cap Fund	3	—	—	N/A	3
Ivy Pictet Emerging Markets Local Currency Debt Fund	11	—*	—*	$ —	10
Ivy Pictet Targeted Return Bond Fund	20	—	—*	N/A	18

* Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended March 31, 2017 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Apollo Multi-Asset Income Fund	All Classes	Contractual	10-1-2015	1-31-2018	N/A	$ —	Investment Management Fee
	Class A	Contractual	10-1-2015	1-31-2018	1.30%	$ —	N/A
	Class C	Contractual	10-1-2015	1-31-2018	2.17%	$ —	N/A
	Class I	Contractual	10-1-2015	1-31-2018	1.00%	$ —	N/A
	Class N	Contractual	10-1-2015	1-31-2018	1.00%	$ —	N/A
	Class Y	Contractual	10-1-2015	1-31-2018	1.25%	$ —	N/A
Ivy Apollo Strategic Income Fund	All Classes	Contractual	10-1-2015	1-31-2018	N/A	$ —	Investment Management Fee
	Class A	Contractual	10-1-2015	1-31-2018	1.15%	$ 33	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2015	1-31-2018	1.85%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-1-2015	1-31-2018	0.85%	$144	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2018	0.85%	$ —	N/A
	Class Y	Contractual	10-1-2015	1-31-2018	1.10%	$ 4	12b-1 Fees and/or Shareholder Servicing
Ivy California Municipal High Income Fund	Class A	Contractual	10-3-2016	1-31-2018	0.80%	$ —	N/A
	Class I	Contractual	10-3-2016	1-31-2018	0.60%	$ —	N/A
	Class Y	Contractual	10-3-2016	1-31-2018	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy IG International Small Cap Fund	All Classes	Contractual	1-4-2016	1-31-2018	N/A	$ 39[1]	Investment Management Fee
	Class A	Contractual	1-10-2017	1-31-2018	1.45%	$ —	N/A
	Class I	Contractual	1-10-2017	1-31-2018	1.15%	$ 5	Shareholder Servicing
	Class Y	Contractual	1-10-2017	1-31-2018	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Pictet Emerging Markets Local Currency Debt Fund	All Classes	Contractual	4-30-2014	1-31-2018	N/A	$129[2]	Investment Management Fee
	Class A	Contractual	4-30-2014	1-31-2018	1.25%	$ 15	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	4-30-2014	1-31-2018	2.00%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	4-30-2014	1-31-2018	1.40%	$ —	N/A
	Class I	Contractual	4-30-2014	1-31-2018	1.00%	$ 25	Shareholder Servicing
	Class N	Contractual	1-30-2015	1-31-2018	1.00%	$ —*	Shareholder Servicing
	Class R	Contractual	4-30-2014	1-31-2018	1.50%	$ 2	Shareholder Servicing
	Class Y	Contractual	4-30-2014	1-31-2018	1.25%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-30-2014	1-31-2018	Not to exceed Class A	$ —	N/A
Ivy Pictet Targeted Return Bond Fund	All Classes	Contractual	1-4-2016	1-31-2018	N/A	$188	Investment Management Fee
	Class A	Contractual	1-4-2016	1-31-2018	1.38%	$ —	N/A
	Class C	Contractual	1-4-2016	1-31-2018	2.08%	$ —	N/A
	Class I	Contractual	1-4-2016	1-31-2018	1.00%	$ 22	Shareholder Servicing
	Class N	Contractual	1-4-2016	1-31-2018	0.87%	$ 1	Shareholder Servicing
	Class Y	Contractual	1-4-2016	1-31-2018	1.25%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	1-4-2016	1-31-2018	Not to exceed Class A	$ —	N/A

*Not shown due to rounding.

(1) Due to Class A, Class C, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) Due to Class A, Class C, Class E, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2017 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended March 31, 2017.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended March 31, 2017, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Apollo Multi-Asset Income Fund	$ —	$342,912	$ —	$177,620
Ivy Apollo Strategic Income Fund	11,264	161,613	949	60,612
Ivy California Municipal High Income Fund	—	11,567	—	—
Ivy IG International Small Cap Fund	—	30,574	—	3,537
Ivy Pictet Emerging Markets Local Currency Debt Fund	—	17,431	—	12,359
Ivy Pictet Targeted Return Bond Fund	101,134	118,375	40,539	62,100

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Apollo Multi-Asset Income Fund				Ivy Apollo Strategic Income Fund			
	Six months ended 3-31-17 (Unaudited)		Period from 10-1-15 to 9-30-16		Six months ended 3-31-17 (Unaudited)		Period from 10-1-15 to 9-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,740	$ 59,472	27,541	$278,996	3,930	$ 40,007	29,517	$ 294,066
Class C	741	7,692	1,784	18,159	308	3,139	918	9,112
Class I	17,957	186,692	27,120	276,497	13,823	140,812	21,143	213,144
Class N	75	781	790	8,082	40	411	573	5,733
Class Y	86	892	1,025	10,504	246	2,505	576	5,753
Shares issued in reinvestment of distributions to shareholders:								
Class A	200	2,080	268	2,714	181	1,835	231	2,299
Class C	20	211	11	115	11	111	5	53
Class I	598	6,204	174	1,800	557	5,648	140	1,432
Class N	3	30	2	22	2	18	1	9
Class Y	2	22	1	10	8	82	3	34
Shares redeemed:								
Class A	(1,852)	(19,319)	(18,764)	(188,964)	(1,377)	(14,021)	(20,537)	(206,558)
Class C	(185)	(1,926)	(509)	(5,239)	(321)	(3,276)	(127)	(1,294)
Class I	(5,404)	(56,417)	(2,856)	(29,602)	(3,707)	(37,734)	(3,294)	(33,379)
Class N	(61)	(637)	(467)	(4,846)	(18)	(186)	(14)	(140)
Class Y	(39)	(399)	(613)	(6,349)	(30)	(303)	(17)	(174)
Net increase	17,881	$185,378	35,507	$361,899	13,653	$139,048	29,118	$290,090

	Ivy California Municipal High Income Fund		Ivy IG International Small Cap Fund		Ivy Pictet Emerging Markets Local Currency Debt Fund			
	Period from 10-3-16 to 3-31-17 (Unaudited)		Period from 1-10-17 to 3-31-17 (Unaudited)		Six months ended 3-31-17 (Unaudited)		Year ended 9-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	678	$ 6,745	968	$ 9,692	209	$ 1,867	1,532	$ 13,643
Class C	112	1,114	101	1,011	20	178	211	1,936
Class E	N/A	N/A	N/A	N/A	—	—	199	1,860
Class I	425	4,215	1,736	17,418	1,256	11,265	2,953	26,657
Class N	N/A	N/A	45	450	12	107	37	329
Class R	N/A	N/A	N/A	N/A	—	—	200	1,854
Class Y	100	1,000	45	450	59	521	677	6,089
Shares issued in reinvestment of distributions to shareholders:								
Class A	1	10	—	—	—	—	—	—
Class C	—*	—*	—	—	—	—	—	—
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	—*	3	—	—	—	—	—	—
Class N	N/A	N/A	—	—	—	—	—	—
Class R	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	—	—	—	—	—	—	—	—
Shares redeemed:								
Class A	(13)	(122)	(33)	(343)	(156)	(1,374)	(3,508)	(30,514)
Class C	—	—	—	—	(8)	(71)	(206)	(1,892)
Class E	N/A	N/A	N/A	N/A	—	—	(200)	(1,864)
Class I	(14)	(139)	(4)	(37)	(659)	(5,854)	(976)	(9,077)
Class N	N/A	N/A	—	—	(25)	(219)	(26)	(234)
Class R	N/A	N/A	N/A	N/A	—	—	(200)	(1,856)
Class Y	—	—	—	—	(275)	(2,397)	(451)	(4,144)
Net increase	1,289	$12,826	2,858	$28,641	433	$4,023	242	$ 2,787

	Ivy Pictet Targeted Return Bond Fund			
	Six months ended 3-31-17 (Unaudited)		Period from 1-4-16 to 9-30-16	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	515	$ 5,167	7,062	$ 70,673
Class C	16	163	384	3,841
Class I	4,918	49,376	8,381	84,704
Class N	8,333	83,164	228	2,281
Class Y	—	—	350	3,501
Shares issued in reinvestment of distributions to shareholders:				
Class A	25	244	—	—
Class C	1	4	—	—
Class I	208	2,053	—	—
Class N	—*	4	—	—
Class Y	—	—	—	—
Shares redeemed:				
Class A	(421)	(4,208)	(5,208)	(52,286)
Class C	(4)	(37)	(4)	(35)
Class I	(2,033)	(20,329)	(1,134)	(11,593)
Class N	(218)	(2,175)	(8)	(83)
Class Y	—	—	—	—
Net increase	11,340	$113,426	10,051	$101,003

* Not shown due to rounding.

10. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At March 31, 2017, there were no outstanding bridge loan commitments.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2017 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Apollo Multi-Asset Income Fund	$553,922	$24,124	$5,662	$18,462
Ivy Apollo Strategic Income Fund	435,982	8,870	3,354	5,516
Ivy California Municipal High Income Fund	13,813	112	248	(136)
Ivy IG International Small Cap Fund	27,665	1,645	603	1,042
Ivy Pictet Emerging Markets Local Currency Debt Fund	53,707	987	2,685	(1,698)
Ivy Pictet Targeted Return Bond Fund	206,982	1,096	1,545	(449)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2016 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Apollo Multi-Asset Income Fund	$1,687	$ —	$ —	$617	$ —
Ivy Apollo Strategic Income Fund	1,839	134	—	—	—
Ivy California Municipal High Income Fund	N/A	N/A	N/A	N/A	N/A
Ivy IG International Small Cap Fund	N/A	N/A	N/A	N/A	N/A
Ivy Pictet Emerging Markets Local Currency Debt Fund	—	—	—	—	218
Ivy Pictet Targeted Return Bond Fund	887	—	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2016 and 2015 were as follows:

Fund	September 30, 2016		September 30, 2015	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Apollo Multi-Asset Income Fund	$ 5,143	$ 6	N/A	N/A
Ivy Apollo Strategic Income Fund	5,272	—	N/A	N/A
Ivy California Municipal High Income Fund	N/A	N/A	N/A	N/A
Ivy IG International Small Cap Fund	N/A	N/A	N/A	N/A
Ivy Pictet Emerging Markets Local Currency Debt Fund	—	—	$688	$ 10
Ivy Pictet Targeted Return Bond Fund	—	—	N/A	N/A

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2016 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of September 30, 2016, the capital loss carryovers were as follows:

Fund	Post-Enactment	
	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Apollo Multi-Asset Income Fund	$ —	$ —
Ivy Apollo Strategic Income Fund	—	—
Ivy California Municipal High Income Fund	N/A	N/A
Ivy IG International Small Cap Fund	N/A	N/A
Ivy Pictet Emerging Markets Local Currency Debt Fund	302	182
Ivy Pictet Targeted Return Bond Fund	—	—

Ivy IG International Small Cap Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on November 15, 2016, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an amendment to the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of Ivy IG International Small Cap Fund (the "Fund"), to include the Fund under the Management Agreement. The Board also considered and approved an investment subadvisory agreement (the "Sub-advisory Agreement") between IICO and I.G. International Management Limited ("IGIM") with respect to the Fund, a newly created series of the Trust.

The Independent Trustees were assisted in their consideration of the Management Agreement and the Sub-advisory Agreement (together, the "Agreements") by independent legal counsel, and met with such counsel separately from representatives of IICO and IGIM. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the Agreements, including, among other things, the nature and the quality of the services proposed to be provided to the Fund by IICO and IGIM, potential profitability of each of IICO and IGIM (including any fall-out benefits) from their proposed relationship with the Fund, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed below.

In considering the Agreements, the Board noted that although the Fund had not yet commenced operations, the Fund appeared to be designed to be able to achieve acceptable performance. The Board took note of the prior performance of IGIM in managing other international small cap strategies. The Board also considered the proposed expenses of the New Fund, the cost of the services proposed to be provided by IICO and IGIM, including as compared to the other Funds in the Ivy Funds family and comparable funds, and the proposed expense cap agreements, and concluded that the expenses of the New Fund were acceptable. The Board, however, did not discuss the projected profitability of either IICO or IGIM in managing the New Fund because the New Fund had not yet commenced operations, but noted that it would monitor profitability once the New Fund begins operations. The Board also considered the nature, extent and quality of services proposed to be provided to the New Fund by IICO and IGIM, taking into account the investment objective and strategy of the New Fund, the Board's experience with IICO and IGIM's affiliate, Mackenzie Financial, and the materials that management had provided to the Board on the New Fund. In addition, the Board reviewed the resources and key personnel of both IICO and IGIM. The Board also considered other services proposed to be provided to the New Fund by IICO based upon their current experiences with IICO, such as IICO's ability to monitor adherence to the New Fund's investment restrictions, producing reports, providing support services for the Board and Board committees on New Fund matters, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services proposed to be provided by IICO and IGIM are reasonable, considering the quality of the services currently provided by IICO for other series of the Trust, and as contemplated for IGIM. The Board also discussed whether either IICO or IGIM would derive any other direct or indirect benefits from serving as investment adviser or investment sub-adviser, respectively, to the New Fund. The Board considered the benefits that would accrue to IICO and IGIM from their relationship with the New Fund, including the fact that a variety of services for the New Fund are proposed to be provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that neither IICO, IGIM nor any of their affiliates would receive any additional direct or indirect benefits that would preclude the Board from approving the amendment to the Investment Management Agreement with IICO and the Investment Sub-advisory agreement between IICO and IGIM.

Ivy Crossover Credit Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on February 22, 2017, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an amendment to the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of Ivy Crossover Credit Fund (the "Fund"), to include the Fund under the Management Agreement.

The Independent Trustees were assisted in their consideration of the Management Agreement by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the Management Agreement, including, among other things, the nature and the quality of the services proposed to be provided to the Fund by IICO, potential profitability of IICO (including any fall-out benefits) from its proposed relationship with the

Fund, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed below.

The Board noted that although the Fund had not yet commenced operations, the Fund appears to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of the Fund, the cost of the services proposed to be provided by IICO, including as compared to the other series of the Trust and comparable funds, and the proposed expense cap agreements, and concluded that the proposed expenses of the Fund were acceptable. The Board, however, did not discuss the projected profitability of IICO in managing the Fund because the Fund had not yet commenced operations, but noted that it would monitor profitability once the Fund begins operations. The Board also considered the nature, extent and quality of services proposed to be provided to the Fund by IICO, taking into account the investment objective and strategy of the Fund, the Board's experience with IICO, and the materials that management had provided to the Board on the Fund. In addition, the Board reviewed the resources and key personnel of IICO. The Board also considered other services proposed to be provided to the Fund by IICO based upon their current experiences with IICO, such as IICO's ability to monitor adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees on Fund matters, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services proposed to be provided by IICO are reasonable, considering the quality of the services currently provided by IICO for other series of the Trust. The Board also discussed whether IICO would derive any other direct or indirect benefits from serving as investment adviser to the Fund. The Board considered the benefits that would accrue to IICO from its relationship with the Fund, including the fact that a variety of services for the Fund are proposed to be provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that IICO nor any of its affiliates would receive any additional direct or indirect benefits that would preclude the Board from approving the amendment to the Investment Management Agreement with IICO. Finally, the Board considered the recommendation of the Investment Oversight Committee, which previously had considered these matters, and had recommended that the Board approve the Management Agreement.

Ivy ProShares Funds

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on February 22, 2017, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an amendment to the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares S&P 500 Bond Index Fund and Ivy ProShares MSCI ACWI Index Fund (collectively, the "ProShares Funds"), to include the ProShares Funds under the Management Agreement. The Board also considered and approved an investment subadvisory agreement (the "Sub-advisory Agreement") between IICO and ProShare Advisory LLC ("ProShare"), with respect to the ProShares Funds, each, a newly created series of the Trust.

The Independent Trustees were assisted in their consideration of the Management Agreement and the Sub-advisory Agreement (together, the "Agreements") by independent legal counsel, and met with such counsel separately from representatives of IICO and ProShare. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the Agreements, including, among other things, the nature and the quality of the services proposed to be provided to the ProShares Funds by IICO and ProShare, potential profitability of each of IICO and ProShare (including any fall-out benefits) from their proposed relationship with the ProShares Funds, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed below.

The Board noted that although the ProShares Funds had not yet commenced operations, the ProShares Funds appear to be designed to be able to achieve acceptable performance. The Board took note of ProShare's experience in managing index products. The Board also considered the proposed expenses of the ProShares Funds, the cost of the services proposed to be provided by IICO and ProShare, including as compared to the other series of the Trust and comparable funds, and the proposed expense cap agreements, and concluded that the proposed expenses of the ProShares Funds were acceptable. The Board, however, did not discuss the projected profitability of either IICO or ProShare in managing the ProShares Funds because the ProShares Funds had not yet commenced operations, but noted that it would monitor profitability once the ProShares Funds begin operations. The Board also considered the nature, extent and quality of services proposed to be provided to the ProShares Funds by IICO and ProShare, taking into account the investment objective and strategy of the ProShares Funds, the Board's experience with IICO, its meeting with representatives of ProShare and the materials that management had provided to the Board on ProShares. In addition, the Board reviewed the resources and key personnel of both IICO and ProShare. The Board also considered other services proposed to be provided to the ProShares Funds by IICO based upon their current experiences with IICO, such as IICO's ability to monitor adherence to the ProShares Funds' investment restrictions, producing reports, providing support services for the Board and Board committees on ProShares Funds' matters, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services proposed to be provided by IICO and ProShare are reasonable, considering the quality of the services currently provided by IICO for other series of the Trust, and as contemplated for ProShare. The Board also discussed whether either IICO or ProShare would derive any other direct or indirect benefits from serving as investment adviser or investment sub-adviser, respectively, to the ProShares Funds. The Board considered the benefits that would accrue to IICO and ProShare from their relationship with the ProShares Funds, including the fact that a variety of services for the ProShares Funds are proposed to be provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that neither IICO, ProShare nor any of their affiliates would receive any additional direct or indirect benefits that would preclude the Board from approving the amendment to the Investment Management Agreement with IICO and the Investment Sub-advisory agreement between IICO and ProShare. Finally, the Board considered the recommendation of the Investment Oversight Committee, which previously had considered these matters, and had recommended that the Board approve the Agreements.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund[1]

[1](formerly known as Ivy Small Cap Value Fund)

Ivy Small Cap Growth Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund[1]

[1](formerly known as Ivy Emerging Markets Local Currency Debt Fund)

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy IG International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Natural Resources Fund[1]

[1](formerly known as Ivy Global Natural Resources Fund)

Ivy LaSalle Global Real Estate Fund

Ivy LaSalle Global Risk-Managed Real Estate Fund

Ivy Advantus Real Estate Securities Fund[1]

[1](formerly known as Ivy Real Estate Securities Fund)

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy Advantus Bond Fund[1]

[1](formerly known as Ivy Bond Fund)

Ivy California Municipal High Income Fund

Ivy Global Bond Fund

Ivy Government Money Market Fund[1]

[1](formerly known as Ivy Money Market Fund)

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund[1]

[1](formerly known as Ivy Targeted Return Bond Fund)

1.800.777.6472
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.